ANNUAL REPORT
Year Ended December 31, 2007

Maiden Holdings, Ltd.
48 Par-la-Ville Road
Hamilton HM11 Bermuda

May 13, 2008

CERTAIN IMPORTANT INFORMATION

For your convenience, we have included below definitions of terms used in this Annual Report. In addition, we have provided a Glossary, beginning on page G-1, of selected insurance, reinsurance and investment terms.

In this Annual Report, unless the context suggests otherwise:

•	“Maiden Holdings,” “the Company,” “our company,” “we,” “us” or “our” refer to Maiden Holdings, Ltd. and Maiden Insurance Company, Ltd. (“Maiden Insurance”), our Bermuda reinsurance subsidiary; and
•	“AmTrust” refers to AmTrust Financial Services, Inc. and its subsidiaries.

Financial information presented in this Annual Report may not be indicative of our future operating results or financial performance.

In this Annual Report, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), except as otherwise indicated.

The exchange rates used in this Annual Report are based on the noon buying rates as quoted by the Federal Reserve Bank of New York on May 8, 2008.

We are in the process of filing for registration in the U.S. Patent and Trademark Office for the marks “Maiden Holdings, Ltd.” and “Maiden Insurance Company, Ltd.” All other brand names or trade names appearing in this Annual Report are the property of their respective holders.

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INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Background,” “Business,” “Regulation,” “Management” and elsewhere in this Annual Report, including those using words such as “believes,” “expects,” “intends,” “estimates,” “projects,” “predicts,” “assumes,” “anticipates,” “plans,” “target,” “goal,” “should,” “seeks” and comparable terms, are forward-looking statements. Forward-looking statements are not statements of historical fact and reflect our views and assumptions as of the date of this Annual Report regarding future events and operating performance. Because we have a very limited operating history, many statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

•	our lack of any meaningful operating history;
•	our ability to remediate and compensate for the material weakness in our internal controls over financial reporting or any other significant deficiencies or material weaknesses that may develop;
•	the risk that we may not be able to implement our business strategy;
•	the ineffectiveness or obsolescence of our planned business strategy due to changes in current or future market conditions;
•	our inability to hire skilled personnel or our loss of the services of one or more of our key executives;
•	changes in regulation or tax laws applicable to us, our brokers or our customers;
•	changes in the availability, cost or quality of insurance business that meets out reinsurance underwriting standards;
•	actual results, changes in market conditions, changes affecting AmTrust’s business that we reinsure, the occurrence of catastrophic losses and other factors outside our control that may reduce demand for the types of insurance that we reinsure and require us to alter our anticipated methods of conducting our business, such as the nature, amount and types of risk we assume and the terms and limits of the products we intend to write;
•	our ability to hire, retain and integrate our management team and other personnel;
•	possible future downgrade in the rating of the Company;
•	changes in rating agency policies or practices;
•	our ability to obtain future financing;
•	our heavy dependence on AmTrust for revenue in the initial years of operation, and possibly beyond and the risk that our arrangements with AmTrust may change or terminate;
•	changes in accounting policies or practices;
•	loss experience under our reinsurance agreements that is worse than we anticipated when we entered into those agreements;
•	cyclical changes in the insurance and reinsurance market and changes in competitive conditions;
•	the price and availability of retrocessional reinsurance;
•	emerging and unanticipated claim and coverage issues;
•	changes in regulations affecting us, our ceding companies or the types of insurance that we reinsure;

•	changes in tax laws or policy, and positions taken by taxing authorities in the United States, the United Kingdom and elsewhere; and
•	changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates and other factors.

This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this Annual Report.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. Any forward-looking statements you read in this Annual Report reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this Annual Report that could cause actual results to differ from those discussed in the forward-looking statements before making an investment decision. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS

While we intend to operate our business as described in this Annual Report, we are a new company with a very limited operating history. As a result of our experience, changes in market conditions and other factors outside our control, we may alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume and the terms and limits of the products we intend to write.

Overview

We are a Bermuda holding company formed in June of 2007 to provide reinsurance solutions, products and services to U.S. and European insurance companies which specialize in products offering coverage at low limits or insuring risks which are believed to be low hazard, predictable and generally not susceptible to catastrophe claims. Our founding shareholders, Michael Karfunkel, George Karfunkel and Barry Zyskind (the “Founding Shareholders”), are the majority shareholders and, respectively, the Chairman of the Board of Directors, a Director and the Chief Executive Officer of AmTrust Financial Services, Inc. (“AmTrust”) (NASDAQ:AFSI), a multinational insurance holding company which specializes in such risks. We were formed to take advantage of the opportunity to partner with AmTrust and opportunities to partner with insurers, like AmTrust, that focus on specialty insurance markets in which they have developed expertise. We also plan to market to Lloyd’s of London (“Lloyd’s”) syndicates and program administrators. Lloyd’s is a competitive insurance market where individual underwriters accept risks on behalf of groups, called syndicates, of individual and corporate members whose resources provide the security behind Lloyd’s policies. We intend to provide innovative reinsurance business solutions for such insurance companies, to enable them to improve their capacity and ability to deliver and market their products and services.

Reinsurance is an arrangement by which one insurance company, called the reinsurer, agrees to indemnify another insurance (or reinsurance) company, called the ceding company, against all or a portion of the insurance (or reinsurance) risks underwritten by the ceding company under one or more policies. We were formed to capitalize on market opportunities to provide traditional quota share and excess of loss reinsurance products. Under traditional quota share reinsurance, a reinsurer provides reinsurance coverage to an insurance company on a pro rata basis based on a ceding percentage without any provisions to limit meaningful losses within the contractual limits. Under excess of loss reinsurance, a reinsurer agrees to reimburse the cedent for all or part of any losses in excess of the cedent’s retention, generally up to a predetermined limit, at which point the risk of loss is assumed by another reinsurer or reverts to the cedent. We plan to focus on primary insurers that specialize in products offering coverage at low limits or insuring risks which are believed to be low hazard, predictable and generally not susceptible to catastrophe claims. We plan to provide reinsurance solutions to such insurance companies, to enable them to improve their capacity and ability to deliver and market their products and services.

Maiden Insurance has received a financial strength rating of “A-” (Excellent) from A.M. Best, which is the fourth highest of sixteen rating levels. A rating from A.M. Best indicates A.M. Best’s opinion of our financial strength and ability to meet ongoing obligations to our future policyholders.

We project that a substantial amount of our reinsurance business during the initial years of our operation will be derived from AmTrust while we gradually develop business opportunities from other sources. Effective July 1, 2007, our subsidiary Maiden Insurance entered into a quota share reinsurance agreement (the “Quota Share Agreement”) with AmTrust’s Bermuda reinsurance subsidiary, AmTrust International Insurance, Ltd. (“AII”), which reinsures AmTrust’s insurance company subsidiaries. Under the Quota Share Agreement, Maiden Insurance reinsures 40% of AmTrust’s written premium (net of commissions, in the case of AmTrust’s UK subsidiary), net of reinsurance with unaffiliated reinsurers, on AmTrust’s existing lines of business and, possibly, future lines of business. In 2007, AmTrust’s gross written premiums totaled $839.4 million, and its premiums ceded to unaffiliated reinsurers totaled $171.9 million. We also entered into a master agreement with AmTrust, pursuant to which we agreed to cause Maiden Insurance and AmTrust agreed to cause its insurance company subsidiaries, through AII, effective as of July 1, 2007, to reinsure 40% of the written premium (net of commissions, in the case of AmTrust’s UK subsidiary), net of reinsurance with unaffiliated reinsurers, on the then-existing lines of business and, possibly, future lines of business of AmTrust’s insurance company subsidiaries. We pay AmTrust a ceding commission equal to 31% of ceded premium, which may be adjusted if the mix of business ceded to us changes, and which is intended to cover AmTrust’s acquisition costs, and a brokerage commission equal to 1.25% of all premiums we reinsure from AmTrust. Maiden Insurance also assumed, effective as of July 1, 2007, 40% of AmTrust’s unearned premium reserve, which resulted in a transfer to us of $126.6 million. The Quota Share Agreement has a three year term and will be extended for further terms of three years unless either party elects not to renew. The agreement is subject to early termination in certain events, including AmTrust’s right to terminate if Maiden Insurance’s A.M. Best rating is reduced below its current rating of “A-.” We and AmTrust believe that the master agreement and the Quota Share Agreement help align AmTrust’s interests with ours in fostering the success of our company.

AmTrust, through its insurance subsidiaries, is a direct insurer in the United States, the United Kingdom and other European countries, which means that it provides insurance coverage directly to policyholders. We are a reinsurer, which means that we assume a portion of the risks insured or reinsured by other insurance companies, such as AmTrust. AmTrust generally does not provide reinsurance for non-affiliates and we do not intend to conduct business as a direct insurer in any jurisdiction. Therefore, we believe our businesses provide complementary products and services.

AmTrust currently transacts business through seven insurance company subsidiaries: Technology Insurance Company, Inc. (“TIC”), Rochdale Insurance Company (“RIC”), Wesco Insurance Company (“WIC”) and Associated Industries Insurance Company, Inc. (“AIIC”), which are domiciled in New Hampshire, New York, Delaware and Florida, respectively, and AII, AmTrust International Underwriters Limited (“AIU”) and IGI Insurance Company, Ltd. (“IGI”), which are domiciled in Bermuda, Ireland and England, respectively. AmTrust’s current majority stockholders acquired AmTrust and its subsidiaries, TIC and AII, from Wang Laboratories, Inc. in 1998 to focus on niche specialty and casualty markets.

AmTrust primarily underwrites coverage in three market segments: workers’ compensation for small businesses (average premium less than $5,000 per policy) in the United States; specialty risk and extended warranty coverage for consumer and commercial goods and custom designed coverages, such as accidental damage plans and payment protection plans offered in connection with the sale of consumer and commercial goods, in the United Kingdom, certain other European Union countries and the United States; and specialty middle-market property and casualty insurance, which consists of workers’ compensation, commercial auto, and general liability programs for policyholders in discrete industry segments that generally are underwritten by managing general agents with expertise in those segments.

TIC, RIC, WIC, AII and AIU are each rated “A-” by A.M. Best, which is the fourth highest of 16 rating levels. IGI, which AmTrust acquired in April 2007, and AIIC, which AmTrust acquired in September 2007, are not currently rated by A.M. Best. AII, TIC, and RIC have maintained the “A-” rating since 2003. WIC has maintained its rating since it was assigned by A.M. Best upon AmTrust’s acquisition of WIC on June 1, 2006. AIU has maintained its “A-” rating since June 2007.

AmTrust has achieved profitable growth and favorable returns on equity through its focus on specialty insurance markets in which it has underwriting, risk management and claims handling expertise and through the development of proprietary applications and efficient technology information systems for underwriting new business, processing claims and monitoring the performance of its business. AmTrust’s business has grown substantially since 2002 when its annual gross premiums were $27.5 million. AmTrust’s annual gross premiums written in 2007, 2006 and 2005 were $839.4 milion, $526.1 million and $286.1 million, respectively.

For 2007, 2006 and 2005, AmTrust achieved net loss ratios of 62.4%, 63.9% and 65.7%, respectively. The table below sets forth the net loss ratios for each of AmTrust’s segments in 2007, 2006 and 2005.

	Year Ended December 31,
	2007	2006	2005
Segment
Small Business Workers’ Compensation	58.5%	60.1%	65.0%
Specialty Risk and Extended Warranty	70.5%	77.9%	68.1%
Specialty Middle-Market Property and Casualty	61.9%	62.8%	N/A

We believe that our relationship with AmTrust should enable us to achieve profitable growth in our first years of operations, since the AmTrust business we are assuming has historically been profitable and grown substantially over the last few years.

We also plan to pursue opportunities to reinsure insurance companies, which, like AmTrust, specialize in workers’ compensation for small businesses in low and medium hazard classes, commercial property and casualty program business for discrete industry segments which are underwritten by general agents with proven expertise and extended warranty and specialty risk programs which are characterized by low coverage limits and high volume. We believe we can attract small and medium-sized insurance companies which require additional capacity. In addition, we believe that we will be able to offer our prospective reinsureds expertise in underwriting and administering specialty property and casualty business, to our mutual benefit.

The maintenance of the assigned rating will depend upon a number of factors including Maiden Insurance operating substantially as our management has represented to A.M. Best. A.M. Best formally evaluates its financial strength ratings of insurance companies at least once every twelve months and monitors the performance of rated companies throughout the year.

Our Founding Shareholders

In connection with our formation and capitalization prior to the private offering we issued to our founding shareholders, Michael Karfunkel, George Karfunkel and Barry Zyskind (the “Founding Shareholders”), who are Chairman of the Board of Directors, Director and Chief Executive Officer of AmTrust, respectively, 7,800,000 common shares in exchange for an investment of $50 million in us. The common shares held by our Founding Shareholders currently represent 13.1% of our outstanding common shares. In connection with our formation and capitalization, we also issued 10-year warrants to our Founding Shareholders to purchase an additional 4,050,000 common shares at an exercise price of $10.00 per share, which shares currently represent 6.4% of our common shares outstanding assuming the exercise of all outstanding warrants. The shares held by our Founding Shareholders, together with the shares issuable upon exercise of our Founding Shareholders’ warrants, currently represent 18.6% of our outstanding common shares assuming the exercise of all outstanding warrants. For a description of the terms of our Founding Shareholders’ warrants, please see “Certain Relationships and Related Transactions — Founding Shareholders and Related Agreements.”

Private Offering

On July 3 and July 13, 2007, we sold an aggregate of 51,750,000 common shares in a private placement exempt from registration under the Securities Act, which we refer to in this Annual Report as the private offering, at a purchase price of $9.30 per share to Friedman, Billings, Ramsey & Co., Inc., the initial purchaser of some of the shares, and directly to certain investors. Friedman, Billings, Ramsey & Co., Inc. resold the shares it purchased to investors pursuant to Rule 144A and Regulation S under the Securities Act. We raised approximately $480.6 million in net proceeds from the private offering, before deducting the legal and accounting fees associated with the offering. We used approximately $450 million of these proceeds and the $50.0 million our Founding Shareholders invested in us, a total of approximately $500 million, to capitalize Maiden Insurance, our reinsurance subsidiary.

In connection with the private offering, we entered into a registration rights agreement for the benefit of the holders of the shares sold in the private offering. We also entered into a registration rights agreement with our Founding Shareholders with respect to their ownership of 7,800,000 of our common shares, of which

5,200,000 common shares have been registered under a “shelf”’ registration statement, and 4,050,000 common shares issuable upon exercise of the warrants we granted to our Founding Shareholders.

Our Organization

Maiden Holdings was originally incorporated in May 2007 under Cayman Islands law. We have since changed our jurisdiction of organization to Bermuda by discontinuing from the Cayman Islands, continuing into Bermuda as a Bermuda exempted company and amalgamating with a new Bermuda company to form Maiden Holdings, Ltd. Our reinsurance subsidiary, Maiden Insurance, was incorporated on June 29, 2007 and Maiden Insurance commenced writing business effective as of July 1, 2007.

How to Contact Us

Our principal executive office is located at 58 Par-la-Ville Road, Suite 1141, Hamilton HM 11, Bermuda and our telephone number is (441) 292-7090.

AmTrust Quota Share Business

Maiden Insurance has entered into the Quota Share Agreement with AmTrust’s Bermuda reinsurance subsidiary, AII. AII reinsures all of AmTrust’s insurance company subsidiaries (the “AmTrust Ceding Insurers”). The AmTrust Ceding Insurers are RIC, TIC, WIC, AIU, IGI, AIIC and any other insurance company in which AmTrust acquires a majority interest from time to time in the future.

Pursuant to the Quota Share Agreement, commencing as of 12:01 a.m. on July 1, 2007 (the “Effective Time”), Maiden Insurance reinsures, through AII, 40% of all Ultimate Net Loss each such AmTrust Ceding Insurer incurs as a result of risks attaching during the term of the Quota Share Agreement under all of their respective workers’ compensation, specialty middle-market property and casualty (consisting of workers' compensation, general liability, commercial property, commercial automobile liability and auto physical damage insurance placed through program underwriting agents), specialty risk and extended warranty policies in-force during the term of the Quota Share Agreement (the “Policies”). The lines of insurance included in the Policies are the only kinds of insurance that the AmTrust Ceding Insurers wrote at the time we entered into the Quota Share Agreement. Maiden Insurance’s maximum liability in respect of a single reinsured loss under a Policy (other than any loss adjustment expenses, extra-contractual obligations or loss in excess of policy limits attributable thereto) does not exceed $2 million except where Maiden Insurance expressly agrees otherwise. “Ultimate Net Loss” means the sum actually paid or to be paid by an AmTrust Ceding Insurer in settlement of losses for which it is liable, after making deductions for all unaffiliated inuring reinsurance, whether collectible or not, and all other recoveries, and shall include loss adjustment expenses, extra-contractual obligations and loss in excess of policy limits. To date, Maiden Insurance has agreed to accept potential liability in excess of the $2 million limit on one AmTrust program that insures construction latent defect risks in France, in which AmTrust’s maximum liability is €7.5 million per unit and €15.0 million per policy (approximately $11.6 million and $23.1 million, respectively, based on an exchange rate of $1.5409 per €1 on May 8, 2008) and Maiden’s maximum liability is 40% of these amounts.

Pursuant to the Quota Share Agreement, AII transferred to Maiden Insurance an amount equal to 40% of the portion of the direct premiums attributable to the Policies that was unearned as of the Effective Time. In addition, for the term of the Quota Share Agreement, Maiden Insurance will be entitled to receive reinsurance premium in an amount equal to 40% of the AmTrust Ceding Insurers’ gross written premiums in respect of business covered under the Quota Share Agreement, net of the cost of unaffiliated inuring reinsurance, and, in the case of IGI, the cost of commissions paid to producers (the “Subject Premium”).

Maiden Insurance pays AII a ceding commission equal to 31% of the ceded Subject Premium. AII has agreed that the ceding commission includes provision for all commissions, taxes, assessments (other than assessments based on losses), and all other expenses of whatever nature, except loss adjustment expenses.

AmTrust has agreed that, if the AmTrust Ceding Insurers elect to write lines of insurance other than the Policies, AII must offer Maiden Insurance, through the Quota Share Agreement, the opportunity to reinsure such policies pursuant to the Quota Share Agreement.

Effective January 1, 2008, we have a 45% participation in the working layer of AmTrust’s workers’ compensation excess of loss reinsurance program. The “working layer” of AmTrust’s excess of loss reinsurance program is the layer immediately above AmTrust’s retention. At present, the working layer is $9 million of losses and loss adjustment expenses per occurrence in excess of AmTrust’s $1 million per occurrence retention, subject to an annual aggregate deductible in the amount of $1.25 million. This participation was sourced through a reinsurance intermediary via open market placement. The remaining 55% participation was placed with a single carrier.

In addition to the Quota Share Agreement, we entered into an asset management agreement with AIIM, a subsidiary of AmTrust, by which AIIM provides investment management services for an annual fee equal to 0.35% of average invested assets plus all costs incurred, except that this fee is not charged with respect to any assets invested in a hedge fund for which AmTrust or an affiliate earns a management fee or other compensation. The asset management agreement has an initial term of one year and is automatically renewable for additional one-year terms unless either party elects not to renew. AmTrust manages assets in excess of $1.2 billion for its insurance company subsidiaries as of December 31, 2007. The asset management agreement enables us to take advantage of AmTrust’s asset management expertise in a cost-effective manner.

In addition, Maiden Insurance pays to AII Reinsurance Broker Ltd., a Bermuda affiliate of the AmTrust Ceding Insurers, pursuant to a reinsurance brokerage agreement between those parties, a brokerage fee equal to 1.25% of the premium reinsured from AmTrust. The brokerage fee is payable in consideration of AII Reinsurance Broker Ltd.’s brokerage services.

Maiden Insurance has also entered into brokerage services agreements with AmTrust subsidiaries in the United States and the United Kingdom pursuant to which those subsidiaries provide marketing services to Maiden Insurance for compensation calculated on a “cost plus” basis.

Our Chief Executive Officer, Max G. Caviet, is currently an AmTrust executive, and our Chief Operating Officer and General Counsel, Ben Turin, is a former employee of AmTrust. Mr. Caviet is expected to become a full-time employee following a transition period which is not exptected to extend beyond June 30, 2008.

We have entered into employment agreements with Mr. Caviet, Mr. Turin and Michael J. Tait, our Chief Financial Officer, and the agreement with Mr. Caviet is provisional with a term not extending beyond June 30, 2008 until we can negotiate a definitive employment agreement with him. If we are unable to reach a definitive agreement with Mr. Caviet before June 30, 2008, we will lose his services and he will remain in his positions at AmTrust on a full-time basis. We expect that, while Mr. Caviet will not devote all of his time to the Company, he will devote sufficient time to the Company to start up its business while transferring his duties at AmTrust to others and maintaining the business relationships which we expect to benefit both companies.

We and AmTrust anticipate that AmTrust will often be in the position to refer us business from third parties, which it is unable to underwrite due to conflicts or for other reasons and which will be underwritten by other carriers and reinsured by us.

From time to time, we and AmTrust may both be presented with opportunities to insure, reinsure or acquire the same book of business. Because of the overlaps between our and AmTrust’s shareholders and management, we and AmTrust have agreed that in such cases each company will refer the opportunities to a committee of its independent directors to decide whether that company wishes to pursue the opportunity.

On December 7, 2007, AmTrust entered into an agreement to acquire the Unitrin Business Insurance unit (“UBI”) of Unitrin, Inc. (“Unitrin”), a publicly-held insurance holding company listed on the New York Stock Exchange. UBI writes commercial package, commercial auto, commercial general liability, umbrella, workers’ compensation and other commercial coverages through independent agents in 30 states in the Northwest, Midwest and South of the United States. The UBI acquisition includes the acquisition of three property and casualty insurance companies and a Texas Lloyd’s insurer (the “Acquired Companies”), and the acquisition of renewal rights from three other Unitrin-owned insurers (the “Non-Acquired Companies”). Unitrin will reinsure 100% of all pre-closing insurance liabilities of the Acquired Companies. AmTrust will assume the unearned premium associated with all in-force UBI policies issued by Unitrin through the Non-Acquired Companies. The closing of the transaction is subject to various regulatory approvals.

The UBI business does not fall within the lines of business subject to the Quota Share Agreement. We are in negotiations with AmTrust to reinsure the UBI business, subject to the parties’ agreement on the ceding commission and other terms and conditions specific to the UBI business.

For additional information on our relationships with AmTrust, see “Certain Relationships and Related Transactions.”

Other Business

We have begun to see increased flow of submission of reinsurance opportunities. Reinsurance intermediaries are the primary source of these opportunities. We have adopted a disciplined underwriting posture and thoroughly review all reinsurance opportunities before determining whether to participate. Between November 6, 2007 and April 23, 2008, we have reviewed 107 reinsurance submissions. As of January 1, 2008, we entered into four reinsurance agreements for business other than the Quota Share Agreement with AmTrust. These include:

•	A 45% participation in the $9 million in excess of $1 million layer of AmTrust's workers' compensation excess of loss program. This layer provides reinsurance to AmTrust for losses per occurrence in excess of $1 million up to $10 million, subject to an annual aggregate deductible of $1.25 million. This participation was sourced through a reinsurance intermediary via open market placement in which competitive bids were solicited by an independent broker. The remaining 55% participation was placed with a single carrier.
•	A 35% quota share in a general liability program covering housing facilities for persons aged 55 years or older (excluding assisted living facilities and nursing homes). The underlying insurance policies have a limit of $1 million per occurrence, so our share of that limit is $350,000 per occurrence. This participation was sourced through a reinsurance intermediary via open market placement in which competitive bids were solicited by an independent broker. A 30% quota share in the same program was placed with another carrier. The ceding company retained 35% of the premiums and risks.
•	A 50% participation in a $4 million in excess of $1 million specialty transportation program. This program covers provides primarily commercial auto coverage and, to a lesser extent, general liability coverage to private non-emergency para-transit and school bus service operators in New York State. The underlying policies are written by AmTrust. The premium rates are rates developed by the Insurance Services Office, a third-party collector and provider of statistical, actuarial, underwriting and claims data for the property-casualty insurance industry. This participation was sourced through a reinsurance intermediary via open market placement in which competitive bids were solicited by an independent broker. Another broker market reinsurer holds the other 50% participation.
•	An 18.5% quota share participation in a specialty general liability line. This program provides coverage for amateur youth sports in Europe. This program has a limit of £15 million per occurrence (approximately $29.3 million based on an exchange rate of $1.9543 per 1.0 U.K. Pound on May 8, 2008). This participation was sourced through a reinsurance intermediary via open market placement in which competitive bids were solicited by an independent broker. Other broker market reinsurers hold the remaining 81.5% participation in this program.

Market Opportunities and Industry Trends

We believe that insurance companies that underwrite specialty property and casualty products, such as workers’ compensation for employers in specific low and medium hazard classes, commercial property and casualty programs for businesses in discrete industry segments, and extended warranty and other specialty programs often do not receive appropriate consideration from reinsurers for their expertise, the risk profile of their insureds, and the distinctions between their specialty products and general insurance products. This is particularly true for small insurance companies. We believe that the lack of reinsurance sources with expertise in specialty property and casualty business is one of the key restraints on the growth of specialty business and, in some cases, of the insurers that underwrite it.

Given our senior management’s expertise and established track record in underwriting primary specialty property and casualty business, we believe we are well placed to identify opportunities with insurance companies that write such business and to offer them reinsurance solutions that will enhance their profitability.

Business Strategy

In order to capitalize on our strategic relationship with AmTrust and the market opportunities we have identified in the specialty property and casualty insurance company sector, we are pursuing the following business strategies:

•	Rely on AmTrust as an Initial Principal Production Source. Currently, we derive the substantial majority of our business from our reinsurance arrangements with AII. The agreement we entered into with AmTrust provide that Maiden Insurance will reinsure 40% of the Subject Premium written by AmTrust’s current and hereafter acquired insurance companies. We project that a substantial amount of our reinsurance business during the initial years of our operation will be derived from AmTrust while we gradually develop business opportunities from other distribution sources.
•	Deliver Reinsurance Solutions to Insurance Companies. We plan to provide quota share and excess of loss reinsurance and other reinsurance solutions primarily to U.S. and European insurance companies that underwrite specialty property and casualty business, particularly small insurance companies that underwrite such business and that could benefit from the additional underwriting capacity provided by reinsurance to expand their operations. We believe our management team’s significant prior operating experience and extensive relationships with program administrators, general agents, reinsurance companies and intermediaries will provide significant opportunities to expand our reinsurance clients beyond AmTrust.
•	Strategic Acquisitions. As we grow we will seek to augment our organic growth with strategic acquisitions of other reinsurers and attractive books of business where it will be accretive to our core business strategy. Our management team is experienced in reviewing potential acquisition candidates and in executing successful acquisitions and integrations.

Competitive Strengths

We believe we have the following competitive strengths, which should position us to underwrite business profitably:

•	Access to Profitable Book of Business from AmTrust. Pursuant to the Quota Share Agreement with a subsidiary of AmTrust, we reinsure 40% of all the insurance business (net of reinsurance with unaffiliated reinsurers) of the types that AmTrust wrote at the time we entered into the Quota Share Agreement. AmTrust generated a weighted average net loss ratio of 64.0% for the three years ended December 31, 2007. The loss ratio is a measure of the profitability of an insurance or reinsurance company’s underwriting operations. It represents a company’s total expenses for losses and loss adjustment expenses (the costs incurred to investigate, adjust and defend claims) incurred as a percentage of total premiums earned. The net loss ratio is the loss ratio calculated after taking into account the effect of any reinsurance.
•	Bermuda-Based Operations. We expect that our Bermuda-based operations will allow us to access reinsurance clients who are increasingly seeking Bermuda-based capacity to meet their reinsurance needs, as well as to access Bermuda’s well-developed network of reinsurance brokers. We believe that we will also benefit from Bermuda’s pool of experienced professionals with significant reinsurance expertise and Bermuda’s favorable regulatory environment that allows for the development and sale of innovative business solutions and cost-effective reinsurance products.
•	Strong Market Relationships. We intend to market our reinsurance products principally through our management’s industry contacts and through independent reinsurance intermediaries. We believe that our senior management team’s significant prior operating experience should allow us to establish our presence in the reinsurance markets.

•	New Insurance Company. As a recently formed company, we are unencumbered by historical liability exposures currently affecting competitors, including claims relating to asbestos and environmental remediation and other mass torts.
•	Access to Professional Asset Management through AmTrust. AmTrust’s investment management team has a proven track record of managing its asset portfolio, which includes equities and fixed income securities. Our asset management agreement with AIIM, a subsidiary of AmTrust, enables us to benefit from this experience.
•	Experienced Management with Knowledge of Primary Insurance Companies and Products. We have assembled a senior management team with extensive experience in underwriting specialty property and casualty business, including workers’ compensation, commercial automobile and commercial general liability programs for businesses in discrete industry segments and extended warranty and specialty risk business with low coverage limits and high volumes. Additionally, Barry D. Zyskind, our non-executive Chairman of the Board, who also serves as the President and Chief Executive Officer of AmTrust, has a proven track record of developing insurance, service and capital solutions for AmTrust and brings his industry experience to his role as our Chairman. See “Management.”

Selected Consolidated Financial Information of AmTrust

The following table sets forth certain financial information of AmTrust which has been extracted from the annual report on Form 10-K for the year ended December 31, 2007 of AmTrust. These historical results are not necessarily indicative of AmTrust’s results to be expected from any future period. In addition, there may have been material developments with respect to AmTrust, which are not disclosed in AmTrust’s public filings or this Annual Report. The selected consolidated financial information of AmTrust set forth below should be read together with AmTrust’s public filings, including but not limited to those listed above, in their entirety.

As of and for the Year Ended December 31, 2007
($ in millions)
Gross Written Premium	$839.4
Ceded Premium	(419.5)
Net Written Premium	419.9
Net Earned Premium	444.2
Net Income	90.1
Cash & Investments	1,289.6
Losses and Loss Adjustment Reserves	775.4
Combined Ratio	83.2%
Required Adjustments(1)	2.1

(1)	Represents increases in reserves for prior years.

Reinsurance Solutions

Reinsurance can be written either through treaty or facultative reinsurance arrangements. Treaty reinsurance is a contractual arrangement that provides for automatic reinsuring of a type or category of risk underwritten by the ceding company. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. Facultative reinsurance provides protection to ceding companies for losses relating to individual insurance contracts issued to individual insureds. We intend to write most of our reinsurance business on a treaty basis.

Our treaty reinsurance contracts can be written on either a quota share basis, also known as proportional or pro rata, or on an excess of loss basis. Under quota share reinsurance, we will share the premiums as well as the losses and expenses in an agreed proportion with the cedent. Under excess of loss reinsurance, we will generally receive a specified premium for the risk assumed and indemnify the cedent against all or a specified portion of losses and expenses in excess of a specified dollar or percentage amount. In quota share and in certain types of excess of loss reinsurance contracts, we will typically provide a ceding commission to the client.

When we write treaty reinsurance contracts, we will not separately evaluate each of the individual risks assumed under the contracts and we will be largely dependent on the individual underwriting decisions made by the reinsured. Accordingly, we intend to carefully review and analyze the reinsured’s risk management and underwriting practices in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

Following our capitalization with our Founding Shareholders’ initial investment and the net proceeds from the private offering, we entered into the Quota Share Agreement with AII. The Quota Share Agreement has a term of 3 years, subject to certain early termination provisions, and will extend for further terms of 3 years unless either party elects not to renew. It should secure for us a stable source of reinsurance premium revenue over the next 3 years from the workers’ compensation, specialty property/casualty and extended warranty business conducted by AmTrust. In addition, effective January 1, 2008, we have a 45% participation in the working layer of AmTrust’s workers’ compensation excess of loss reinsurance program. As a result of the Quota Share Agreement, we will likely derive most of our gross premiums written from AmTrust’s insurance companies in our initial years of operation. We also plan to primarily focus on reinsuring primary insurance companies in the United States and Europe that specialize in underwriting specialty property and casualty insurance products. We expect many of our opportunities to arise with small insurance companies. In addition, we expect to pursue such opportunities with insurance companies that write program business and that reinsure a substantial amount of their business as well as captive insurance companies established by managing general agents. We may also reinsure other reinsurers of U.S. and European specialty property and casualty insurance business.

We expect our reinsurance operations will offer the following reinsurance solutions:

Quota Share Reinsurance

In quota share reinsurance, the insurer cedes an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis. The reinsurer pays the ceding company a commission, called a ceding commission, on the premiums ceded.

Excess of Loss Reinsurance

Excess of loss reinsurance indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “retention.” Excess of loss insurance or reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency. Loss experience under excess of loss reinsurance tends to be more volatile than under quota share reinsurance.

Product Lines

Because, currently, we derive substantially all of our business from our quota share agreement with AmTrust and we have expertise in underwriting the types of products offered by AmTrust, we are initially focusing on the lines of specialty property and casualty business offered by AmTrust. We plan to expand our line of business offerings, as well as the classes of business written for each line of business, as we develop reinsurance business opportunities.

Workers’ Compensation

We will reinsure workers’ compensation liabilities, which is a statutory coverage requirement for commercial businesses in the United States. Workers’ compensation is required in almost every state to protect employees in case of injury on the job, and the employer from liability for an accident involving an employee. Workers’ compensation insurance provides coverage for the statutory obligations of employers to pay medical care expenses and lost wages for employees who are injured in the course of their employment. We expect to primarily reinsure workers’ compensation liabilities for small businesses.

As of December 31, 2007, AmTrust underwrites workers’ compensation insurance in 40 states and the District of Columbia through a network of approximately 8,000 independent wholesale and retail agents. For the year ended December 31, 2007, six states accounted for approximately 72% of AmTrust’s gross premiums written, with AmTrust’s top state, Florida, accounting for 24%.

The average AmTrust policyholder in its small business workers’ compensation segment has, on average, less than six employees and the average premium is less than $5,000 per policy. AmTrust generally does not insure employers that have more than 75 employees at any one location. The small business risks insured by AmTrust include:

•	restaurants;
•	retail stores;
•	physicians’ and other professionals’ offices;
•	building management-operations by owner or contractor;
•	private schools;
•	hotels;
•	machine shops-light metal working;
•	small grocery and specialty food stores;
•	wholesale shops; and
•	beauty shops.

We believe that AmTrust is able to successfully underwrite small policies because it has developed technology that enables it to underwrite each risk and provide effective loss control for a large number of small risks. Furthermore, we believe that, because of the relatively low premiums, the small business segment is less competitive than the general workers’ compensation segment.

In 2007, AmTrust had gross premiums written of $308.8 million in its small business workers’ compensation segment.

On September 10, 2007, AmTrust announced the closing of its acquisition of Associated Industries Insurance Services, Inc. (“AIIS”), a Florida-based workers’ compensation managing general agency, and its wholly-owned subsidiary, Associated Industries Insurance Company, Inc. (“AIIC”), a Florida workers’ compensation insurer also licensed in Alabama, Georgia and Mississippi. According to AmTrust’s announcement, AIIS produced approximately $130 million in gross written premiums in 2006, of which approximately $58 million was written by AmTrust’s subsidiary, TIC.

Specialty Middle Market Property and Casualty

We will provide reinsurance solutions for narrowly defined classes of business that are underwritten on an individual policy basis by program underwriting agents on behalf of insurance companies. AmTrust’s specialty middle-market property and casualty segment consists of workers’ compensation, general liability, and commercial auto liability for small and middle-market businesses through industry-specific programs managed by general and wholesale agents. The industries include:

•	retail;
•	wholesale;
•	service operations;
•	artisan contracting; and
•	light and medium manufacturing.

Business in this segment is underwritten by the producing agents, who have expertise in the business being underwritten and have developed relationships with retail agents from whom they receive submissions. The producing agents generally share a portion of the risk. As of December 31, 2007, AmTrust was underwriting 28 programs through 17 agents. For the year ended December 31, 2007, workers’ compensation constituted approximately 35% of the business in this segment, commercial auto coverages constituted approximately 20%, general liability constituted approximately 30% and other business constituted approximately 15%. The insureds in this segment generally are small and medium-sized businesses.

In 2007, AmTrust had approximately $224.2 million in gross premiums written in its specialty middle-market property and casualty segment.

Specialty Risk and Extended Warranty

We will reinsure specialty risk and extended warranty coverages, which provide coverage for accidental damage, mechanical breakdown and related risks for consumer and commercial goods in the European Union and the United States. In 2007, AmTrust wrote 55% of its extended warranty and specialty risk business in Europe, whereas as of December 31, 2007, it was underwriting approximately 300 separate coverage plans, and 45% in the United States.

AmTrust’s specialty risk and extended warranty business covers selected risks, including:

•	personal computers;
•	consumer electronics, such as televisions and home theater components;
•	consumer appliances, such as refrigerators and washing machines;
•	automobiles (no liability coverage);
•	cellular telephones;
•	heavy equipment;
•	homeowner’s latent defects warranty in Norway;
•	hand tools; and
•	credit payment protection in the European Union.

AmTrust generally insures manufactures, retailers, service contract providers and third-party administrators who sell extended warranties, service contracts or other contracts, such as credit payment protection contracts, incidental to the sale or lease of consumer and commercial goods. AmTrust generally issues policies which have a term of 12 months, which insure the insured’s contractual liability under contracts issued during the policy term. The contracts have terms ranging from one month to 60 months. AmTrust generally has the right to increase premium rates during the term of the policy and, in Europe, the right to cancel prior to the end of the term.

In 2007, gross premiums written in AmTrust’s extended warranty and specialty risk business totaled $306.4 million.

Markets and Marketing

According to A.M. Best, there are more than 800 property and casualty insurance companies in the U.S. with less than $100 million in surplus. We plan to expand our client base by offering our products primarily to small insurance companies in the United States and Europe, as well as program administrators and Lloyd’s syndicates, that could benefit from the additional underwriting capacity provided by reinsurance to expand their operations. We plan to pursue reinsurance opportunities with insurance companies, like AmTrust, that specialize in workers’ compensation for small businesses in low and medium hazard classes, commercial property and casualty program business for discrete industry segments which are underwritten by managing general agents with expertise and extended warranty and specialty risk programs which are characterized by low coverage limits and high volume. We believe we will be able to offer our prospective reinsureds expertise in underwriting and administering specialty property and casualty business. In cases where we will market our products to managing general agents and program administrators, we may need to identify a primary insurance carrier that would be willing to insure the relevant risks and reinsure them to us.

We expect to produce our third-party reinsurance business through reinsurance brokers worldwide, which will receive a brokerage commission generally equal to a percentage of gross premiums. Our Chief Executive Officer and underwriters have extensive industry relationships with reinsurance intermediaries worldwide. We believe these relationships will allow us to establish our presence in the reinsurance markets in the United States as well as provide flexibility in managing our policy acquisition costs.

Because our Chief Executive Officer has an established reputation in the London market as an extended warranty and specialty risk underwriter, we also expect to have opportunities to reinsure such risks in the London market.

Claims Management

The claims function provides claims adjustment and legal defense services for our reinsurance products, and the organization of our claims operations will be tailored to meet the requirements of our reinsurance. We will oversee the claims function, which will be provided primarily by the primary insurance companies to whom we provide reinsurance. Also, we may obtain claims adjustment and legal defense or claims audit services from other third-party claims administrators. In addition, we will maintain databases of the claims experience of each of our reinsurance arrangements, which will be utilized by our claims staff as well as our actuarial and other financial staff.

With respect to our reinsurance businesses, the primary insurance company, which is our client, will provide the primary claims adjustments, and we will monitor the overall results primarily for the purposes of analyzing underlying business trends and establishing our overall loss reserves, and we may also advise on individual large claims. Under our reinsurance agreements with the primary insurance company, we will require the primary insurance company to provide claims data to us promptly, including immediate notification of individual large claims, and we will have the right to inspect and audit its claims files. Prior to entering into any such agreements, we will conduct due diligence on the primary insurance company’s claims operations to assess its ability to handle the claims anticipated under these agreements.

AmTrust internally administers the majority of its workers’ compensation claims. AmTrust utilizes a proprietary system of internet-based tools and applications that enable its claims staff to concentrate on investigating submitted claims, to seek subrogation opportunities and to determine the compensability of each claim. This system allows the claims process to begin as soon as a claim is submitted.

AmTrust’s small business workers’ compensation adjusters have an average of 20 years of experience. Supervision of the adjusters is performed by its internal claims manager in each region. Increases in reserves over the authority of the claims adjuster must be approved by supervisors. Senior claims managers provide direct oversight on all claims with an incurred value of $50,000 or more.

In AmTrust’s specialty risk and extended warranty segment, third-party administrators generally handle claims on policies and provide monthly loss reports. AmTrust reviews the monthly reports and if the losses are unexpectedly high, AmTrust generally has the right to adjust its pricing or cease underwriting new business under the coverage plan. AmTrust routinely audits the claims paid by the administrators. AmTrust generally settles specialty risk claims in-kind — by repair or replacement — rather than in cash. AmTrust seeks to reduce its loss exposure through volume fixed-fee repair or replacement agreements with third parties. AmTrust also utilizes experts to validate certain types of claims, such as claims made for coverage on heavy machinery.

In AmTrust’s specialty middle-market property and casualty segment, third-party administrators generally handle claims and provide periodic loss reports. Approximately 17 such providers administered this business as of December 31, 2007. The loss experience of each coverage is closely monitored and claims paid by the administrators are audited on a periodic basis.

Prior to entering into a reinsurance agreement with a primary insurance company, we will conduct due diligence to ensure that the company shares our philosophy of expedient, fair and consistent claims handling with adequate control of loss adjustment expenses and has the capabilities to implement our philosophy. We will monitor on a continual basis the results of their claims adjustment and legal defense services. We expect that with respect to first party claims, where the policy holder is the claimant, the claims function would provide a prompt response to inspect the damage, ascertain the extent damages are covered under the insurance policy, assess whether the claim should be resolved by settlement or be denied or defended and make prompt payment to the insured as appropriate. With respect to third-party claims, where a person other than the insured is the claimant, we expect the claims function to thoroughly investigate the potential for liability as soon as the claim is reported and assess whether the claim should be resolved by settlement or be denied or defended.

We will establish case reserves for each claim based upon all of the facts available at the time of the claim to record our best estimate of the ultimate value of each claim. We will establish reserves on a case by case basis for the estimated costs of legally defending third-party claims, or allocated loss adjustment expense reserves. In addition, we will establish reserves to record on an overall basis the costs of adjusting claims that have occurred but not yet been settled, or unallocated loss adjustment expense reserves.

Because we expect that substantially all of our business in our first year will result from the Quota Share Agreement with AII, we do not plan to hire a full-time executive dedicated to claims during the first year. Our claims operations will be overseen by our senior executives. Our senior executives will work closely with our actuarial staff in reviewing the results of our reinsurance agreements.

Reserves

We are required to establish reserves for losses and loss expenses under applicable insurance laws and regulations and U.S. GAAP. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss expenses for reinsured claims that have occurred at or before the balance sheet date, whether already known to us or not yet reported. Our policy will be to establish these losses and loss reserves prudently after considering all information known to us as of the date they are recorded.

Loss reserves fall into two categories: case reserves for reported losses and loss expenses associated with a specific reported insured claim, and reserves for incurred but not reported, or “IBNR,” losses and loss adjustment expenses. We will establish these two categories of loss reserves as follows:

•	Reserves for reported losses – Following our analysis of a notice of claim received from a ceding company, we will establish a case reserve for the estimated amount of its ultimate settlement and its estimated loss adjustment expenses. Like other insurers, we will establish case reserves based upon the amount of claims reported and may subsequently supplement or reduce the reserves as our claims department deems necessary.
•	IBNR reserves – We will also estimate and establish reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves will include estimated loss adjustment expenses. We will calculate IBNR reserves by using generally accepted actuarial techniques. We will utilize actuarial methodologies that rely on historical losses and loss adjustment expenses, statistical models, projection techniques as well as our pricing analyses. We will revise these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.

Loss reserves represent our best estimate, at a given point in time, of the ultimate settlement and administration cost of claims incurred. We will use statistical and actuarial methods to estimate our ultimate expected losses and loss adjustment expenses. Since the process of estimating loss reserves requires significant judgment due to a number of variables, such as fluctuations in inflation, judicial trends, legislative changes and changes in claims handling procedures, our ultimate liability may exceed or be less than these estimates. Our actuaries will utilize several methodologies to project losses and corresponding reserves. Based upon these methods, our actuaries will determine a best estimate of the loss reserves.

Since our accounts are new, our actuaries will utilize available loss development statistics from the brokers and primary insurance companies with whom we do business as a basis for conducting these types of projections.

In addition, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses, we use this industry information to guide our loss and loss expense estimates. We regularly review these estimates, and we reflect adjustments, if any, in earnings in the periods in which they are determined. We expect that we will, from time to time, engage independent external actuarial specialists to review specific pricing and reserving methods and results.

Because, currently, we derive substantially all of our business from the Quota Share Agreement with AII, our reserves are based largely on the reserves established by AmTrust. We believe that AmTrust utilizes appropriate reserving techniques to establish reserves in each of its business segments. In its small business workers’ compensation and specialty middle-market property and casualty segments, AmTrust establishes case reserves, IBNR reserves for loss and defense and containment cost expenses (“DCC expenses”) and an adjusting and other reserve (“AO reserve”). A case reserve is established for each reported claim at the time it is reported. It is based on the estimate of the most likely outcome of the claim at that time. The estimate covers anticipated medical costs, indemnity costs and DCC expenses.

The IBNR reserve is an aggregate reserve for losses and DCC expenses which have been incurred but have not yet been reported to the insurance company and development on case reserves. The IBNR reserves are developed through application of appropriate actuarial methods. AmTrust utilizes a combination of its historical cumulative incurred losses and industry data to establish loss development factors. AmTrust ultimately establishes its IBNR reserves by utilizing judgment and consideration of its consulting actuary’s application of AmTrust and industry loss development factors, and underwriting, claims handling and operational factors.

To establish AO reserves, AmTrust reviews past adjustment expenses in relation to past claims and estimates future costs based on expected claims activity and duration.

In AmTrust’s extended warranty and specialty risk segment, claims are usually paid quickly, and, generally, case reserves are not established. Because development on known claims is negligible and the reporting lag for claims in this segment is generally small, IBNR reserves are not significant relative to paid claims. However, there is generally more uncertainty in the unearned premium reserve, which, in this segment, is an estimate of AmTrust’s liability for future losses emanating from the unearned portion of premium for coverage of extended warranty contracts. The unearned premium reserve is calculated by analyzing each extended warranty coverage plan separately, subdivided by contract year, type of product and length of contract, ranging from one month to five years. The primary actuarial methodology used to project future losses for the unexpired terms of contracts is to project the future number of claims, then multiply them by the average claims cost.

Underwriting

We employ a disciplined approach to underwriting and risk management that relies heavily upon the collective underwriting expertise of our management and staff, as well as upon our underwriting process management approach. This expertise is guided by the following underwriting principles:

•	We plan to accept only those risks that we believe will earn a level of profit commensurate with the risk they present;
•	We intend to perform independent pricing or risk review of insurance risks;
•	We will seek to accept only those risks which have demonstrated track records of profitable performance or else present limited downside potential; and
•	We plan to consistently use peer review in our underwriting acceptance process.

We currently have a small underwriting department consisting of two persons. See “Management.”

Our underwriting process for all new programs, treaties or risk-sharing arrangements will consider the appropriateness of insuring the client by evaluating the quality of its management, its risk management strategy and its track record. In addition, we plan to require each program, treaty or risk-sharing arrangement to include significant information on the nature of the perils to be included and detailed aggregate information as to the location or locations of the risks covered. We plan to obtain available information on the client’s loss history for the perils being insured or reinsured, together with relevant underwriting considerations.

In addition, our underwriters plan to use a variety of means, including specific contract terms, to manage our exposure to loss. Our underwriters plan to also use appropriate contract exclusions, terms and conditions to further eliminate particular risks or exposures that they deem to be significant.

In conjunction with testing each proposed issuance against our underwriting criteria, we plan to evaluate the proposal in terms of its risk/reward profile to assess the adequacy of the proposed pricing and its potential impact on our overall return on capital as well as our corporate risk objectives. We plan to regularly review and revise our profitability guidelines to reflect changes in market conditions, interest rates, capital structure and market-expected returns.

We plan to hire an actuary as well as rely on outside consultants as necessary. The actuarial and underwriting estimates that we make in our underwriting and pricing analyses will be explicitly tracked by program and treaty on an ongoing basis through our underwriting audit and actuarial reserving processes. We will require significant amounts of data from our clients and intend only to accept business for which the data provided to us is sufficient for us to make an appropriate analysis. We may supplement the data provided to us by our clients with information from the Insurance Services Offices, the National Council on Compensation Insurance, the Reinsurance Association of America and other ratemaking associations.

We will control overall risk from natural catastrophes in the aggregate and exposures from any one client. To monitor the catastrophe and accumulation risk of our business, we may subscribe to and utilize natural catastrophe-modeling tools.

Ceded Reinsurance

Reinsurers may purchase reinsurance, which is referred to as retrocessional reinsurance, to cover their own risk exposure or to increase their capacity. We have considered whether or not to obtain retrocessional coverage with respect to the reinsurance we assume from AII and have decided not to obtain such coverage at this time because the Quota Share Agreement with AII excludes any risk on which AmTrust’s net retention exceeds $5 million and because we intend to write most of our reinsurance business such that our gross exposure to any single claim is limited. In the future, we may purchase retrocessional reinsurance to manage our net exposures and to increase our capacity.

Retrocessional reinsurance will not relieve us of our obligations to our insureds. We must pay these obligations without the benefit of reinsurance to the extent our reinsurers do not pay us. We will evaluate and monitor the financial condition of our reinsurers and monitor concentrations of credit risk. We will also seek to purchase reinsurance from entities rated “A-” or better by A.M. Best, and we intend to regularly monitor its collectibility, making balance sheet provisions for amounts we consider potentially uncollectible and requesting collateral where necessary.

We will monitor and limit our exposure through a combination of aggregate limits, underwriting guidelines and reinsurance. We will also periodically reevaluate the probable maximum loss for the exposures by using third-parties’ software and modeling techniques, and we will seek to limit the probable maximum loss to a pre-determined percentage of our total shareholders’ equity.

AmTrust’s Third-Party Reinsurance

Under the Quota Share Agreement with AII, we reinsure 40% of the covered business written by AmTrust, net of any reinsurance maintained by AmTrust with unaffiliated reinsurers. Accordingly, Maiden Insurance receives 40% of AmTrust’s premiums net of premiums ceded to unaffiliated reinsurers, and, in the case of IGI, net of commissions paid to producers, and is liable for 40% of losses and loss adjustment expenses net of any reinsurance recoverable (whether collectible or not) from unaffiliated reinsurers. The discussion below describes AmTrust’s current reinsurance with unaffiliated reinsures. We are not able to control the types or amounts of reinsurance that AmTrust purchases from unaffiliated reinsurers. Any changes that AmTrust makes to such reinsurance may affect our profitability and our capacity to write additional business.

AmTrust’s insurance subsidiaries cede portions of their insurance risk to limit their maximum loss as a result of a single occurrence. The cost and limits of the reinsurance coverage AmTrust purchases vary from year to year based upon the availability of quality reinsurance at an acceptable price and AmTrust’s desired level of retention. Retention refers to the amount of risk that AmTrust retains for its own account. AmTrust has obtained excess of loss reinsurance for its small business workers’ compensation coverage and the workers’ compensation portion of its specialty middle-market property and casualty business segment. AmTrust has obtained variable quota share reinsurance for its European Union specialty risk and extended warranty insurance exposures. It has also obtained reinsurance to cover the property portion of the business in this segment, which represents a small portion of the segment (less than $1 million of premium in 2007). AmTrust does not plan to reinsure the general liability and auto liability portions of the business in this segment.

Third-Party Workers’ Compensation Reinsurance

AmTrust purchases excess of loss reinsurance for its workers’ compensation business, which includes workers’ compensation that is attributable to both the small business workers’ compensation segment as well as the specialty middle-market segment. AmTrust’s excess of loss reinsurance is written in layers, in which the reinsurers accept a band of coverage up to a specified amount. In return for this coverage, AmTrust pays its reinsurers a percentage of its net or gross earned insurance premiums subject to certain minimum reinsurance premium requirements. Different layers in AmTrust’s excess of loss reinsurance program are scheduled to renew at different times during the year. Currently, AmTrust’s retention for workers’ compensation claims other than those arising out of acts of terrorism is $1.0 million per occurrence, subject to an annual aggregate deductible of $1.25 million.

The following description of AmTrust’s third-party reinsurance protection covers the period through December 31, 2008. Some layers of this reinsurance include so-called “sunset clauses” which limit reinsurance coverage to claims reported within eight years or, in some cases, ten years, of the inception of a 12-month contract period and may also include commutation clauses which permit reinsurers to terminate their obligations by making a final payment to AmTrust based on an estimate of their remaining liabilities, which may ultimately prove to be inadequate. In addition to insuring employers for their statutory workers’ compensation liabilities, AmTrust’s workers’ compensation policies provide insurance for the employers’ tort liability (if any) for bodily injury or disease sustained by employees in the course of their employment. Certain layers of AmTrust’s workers’ compensation reinsurance exclude coverage for such employers’ liability insurance or provide coverage for such insurance at lower limits than the applicable limits for workers’ compensation insurance.

As of January 1, 2008, AmTrust retains the first $1.0 million per occurrence on workers’ compensation claims other than those arising out of acts of terrorism. AmTrust cedes losses greater than $1.0 million for such claims. AmTrust’s reinsurance for such claims totals $129.0 million, structured as a five layer tower. The first three layers of this reinsurance exclude coverage for AmTrust’s participation in assigned risk pools.

•	The first layer of this reinsurance provides $9.0 million of coverage per occurrence in excess of AmTrust’s $1.0 million retention. It has an annual aggregate deductible of $1.25 million and reinsures losses in excess of $1.0 million up to $10.0 million. Pursuant to these deductible provisions, AmTrust must pay a total amount of $1.25 million in workers’ compensation losses in excess of its $1.0 million retention before it is entitled to any reinsurance recovery. As of January 1, 2008, Maiden Insurance has a 45% participation in this layer.
•	The second layer provides $10.0 million of coverage per occurrence in excess of $10.0 million. This layer reinsures losses in excess of $10.0 million up to $20.0 million.
•	The third layer provides $30.0 million of coverage per occurrence for claims in excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million up to $50.0 million. It has limits of $10.0 million per individual. This means that if an individual is involved in a compensable claim, the maximum coverage provided under this layer would not exceed $10.0 million for that individual. It has an aggregate limit of $60.0 million for the entire 12-month contract period.
•	The fourth layer provides $30.0 million of coverage per occurrence for claims in excess of $50.0 million. It reinsures losses in excess of $50.0 million up to $80.0 million. It has limits of $10.0 million per individual and an aggregate limit of $60.0 million for the entire 12-month contract period.
•	The fifth layer provides $50.0 million of coverage per occurrence for claims in excess of $80.0 million. It reinsures losses greater than $80.0 million up to $130.0 million. It has limits of $10.0 million per individual and an aggregate limit of $100.0 million for the entire 12-month contract period.

Certain layers of AmTrust’s reinsurance provide coverage for losses caused by terrorism. For terrorism losses in excess of $20.0 million per occurrence, AmTrust has three layers of reinsurance, none of which provides coverage for nuclear, biological or chemical terrorism. This additional reinsurance is provided net of any recovery that AmTrust receives from the federal government pursuant to the Terrorism Risk Insurance Act of 2002 (“TRIA”), as modified by the Terrorism Risk Insurance Extension Act of 2005 (“TRIEA”) and the Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”).

•	The first layer of this additional reinsurance provides $30.0 million of coverage per occurrence for claims in excess of $20.0 million. It reinsures terrorism losses in excess of $20.0 million up to $50.0 million and has an aggregate limit of $30.0 million for the entire 12-month contract period.
•	The second layer of this additional reinsurance provides $30.0 million of coverage per occurrence for claims in excess of $50.0 million. This layer provides coverage for losses in excess of $50.0 million up to $80.0 million and has an aggregate limit of $30.0 million for the entire 12-month contract period.
•	The third layer of this additional reinsurance provides $50.0 million of coverage per occurrence for claims in excess of $80.0 million. It reinsures losses in excess of $80.0 million up to $130.0 million and has an aggregate limit of $50.0 million for the entire 12-month contract period.

TRIA, as extended and amended by TRIEA and TRIPRA, requires that commercial property and casualty insurance companies offer coverage (with certain exceptions, such as with respect to commercial auto insurance) for certain acts of terrorism and has established a federal assistance program through the end of 2014 to help such insurers cover claims for terrorism-related losses. TRIA, as extended and amended by TRIEA and TRIPRA, covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a “certified act of terrorism” for it to be covered under this federal program. In addition, no certified act of terrorism will be covered by the TRIA program, as extended and amended by TRIEA and TRIPRA, unless the aggregate insurance industry losses from the act exceed $100 million. Under the TRIA program, as extended and amended by TRIEA and TRIPRA, the federal government covers 85% of the losses from covered certified acts of terrorism on commercial risks in the United States only, in excess of a deductible amount. This deductible is calculated as a percentage of an affiliated insurance group’s prior year premiums on commercial lines policies (with certain exceptions, such as commercial auto insurance policies) covering risks in the United States. This deductible amount is 20% of such premiums.

The Federal terrorism risk assistance provided by TRIA, TRIEA and TRIPRA will expire at the end of 2014.

Third-Party Specialty Risk and Extended Warranty Reinsurance

Since January 1, 2003, AmTrust has had variable quota share reinsurance with Munich Reinsurance Company (“Munich Re”) for AmTrust’s specialty risk and extended warranty insurance, including mechanical breakdown and accidental damage coverage. The scope of this reinsurance arrangement is broad enough to cover all of AmTrust’s specialty risk and extended warranty insurance worldwide. However, AmTrust does not currently cede to Munich Re the majority of its U.S. specialty risk and extended warranty business, although it may cede more of this U.S. business to Munich Re in the future. In 2007, AmTrust ceded approximately 1.65% of its total gross written premium to Munich Re.

Under the variable quota share reinsurance arrangements with Munich Re, AmTrust may elect to cede from 15% to 50% of each covered risk, but Munich Re shall not reinsure more than £850,000 (or, based on an exchange rate of 1.9543 U.S. Dollars to 1.0 U.K. Pounds as of May 8, 2008, approximately $1.7 million) for each ceded risk which AmTrust at acceptance regards as one individual risk. This means that regardless of the amount of insured losses generated by any ceded risk, the maximum coverage for that ceded risk under this reinsurance arrangement is £850,000 (or, based on an exchange rate of 1.9543 U.S. Dollars to 1.0 U.K. Pounds as of May 8, 2008, approximately $1.7 million). For the majority of the business ceded under this reinsurance arrangement, AmTrust cedes 35% of the risk to Munich Re, but for some newer or larger risks, AmTrust cedes a larger share to Munich Re. This reinsurance is subject to a limit of £2.5 million (or, based on an exchange rate of 1.9543 U.S. Dollars to 1.0 U.K. Pounds as of May 8, 2008, approximately $4.9 million) per occurrence of certain natural perils such as windstorms, earthquakes, floods and storm surge. Coverage for losses arising out of acts of terrorism is excluded from the scope of this reinsurance.

Competition

The reinsurance industry is highly competitive. We compete with various reputable and established reinsurers, such as QBE Insurance Group Limited, PartnerRe Ltd., Max Re Ltd., Munich Reinsurance America Inc. and General Reinsurance Corporation. Many of these competitors have more, and in some cases substantially more, capital and greater marketing and management resources than we expect to have, and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer. Because we have limited operating history, many of our competitors also have greater name and brand recognition than we have. In particular, we compete with various large and small reinsurers including large and multi-national reinsurers and Bermuda-based reinsurers.

Competition in the types of business that we underwrite is based on many factors, including:

•	reputation;
•	strength of client relationships;
•	perceived financial strength;
•	management’s experience in the line of reinsurance to be written;
•	premiums charged and other terms and conditions offered;
•	services provided, products offered and scope of business, both by size and geographic location;
•	financial ratings assigned by independent rating agencies; and
•	speed of claims payment.

Increased competition could result in fewer applications for coverage, lower premium rates and less favorable policy terms, which could adversely impact our growth and profitability. We are unable to predict the extent to which new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

We plan to differentiate ourselves from other reinsurers primarily by leveraging the primary insurance company expertise of our senior management to provide reinsurance solutions that are designed to respond to the needs of small insurance companies, and to larger insurance companies seeking to effectively manage their capital and risk by accessing our capabilities. By positioning ourselves in this manner and providing our unique product offerings, we believe we can successfully differentiate ourselves from other reinsurers that we believe are focused primarily on providing broad-based reinsurance solutions.

Because, initially, we expect to derive substantially all of our business from the Quota Share Agreement with AII, we are subject to the impact of competition on AmTrust in its business segments. There is significant competition in the workers’ compensation insurance sector, which is based on many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as A.M. Best, and reputation. Some of the insurers with which AmTrust competes have significantly greater financial, marketing and management resources and experience than AmTrust. AmTrust may also compete with new market entrants in the future. AmTrust’s competitors include other insurance companies, state insurance pools and self-insurance funds. More than 350 insurance companies participate in the workers’ compensation market. The insurance companies with which AmTrust competes vary by state and by the industries we target.

We believe that AmTrust has competitive advantages, which include its underwriting and claims management practices and systems and an A.M. Best rating of “A-” (Excellent). In addition, we believe that AmTrust’s premium rates are competitively priced and typically are lower than those for policyholders assigned to the state insurance pools, making AmTrust a viable alternative for policyholders in those pools.

We believe that the specialty middle-market property and casualty sector and the specialty risk and extended warranty sector are not as developed as most other insurance sectors (including workers’ compensation insurance). We believe that AmTrust is recognized for its expertise in these markets. Nonetheless,

AmTrust faces significant competition, including several internationally well-known insurers that have significantly greater financial, marketing and management resources. We believe that AmTrust has competitive advantages, which include the ability to provide technical assistance to warranty providers, experienced underwriting, resourceful claims management practices and good relations with many leading warranty administrators.

In its specialty middle-market and casualty segment, AmTrust faces competition from several large competitors which have significantly greater financial, marketing and management resources. AmTrust does not compete for high exposure or professional liability business and prefers to underwrite less volatile classes of business. The company does maintain the requisite A.M. Best rating and financial size to compete favorably for target business.

Investments

Our investment guidelines specify minimum criteria on the overall credit quality, liquidity and risk-return characteristics of our investment portfolio and include limitations on the size of particular holdings, as well as restrictions on investments in different asset classes. We entered into an asset management agreement with a subsidiary of AmTrust, who serves as our investment manager. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investments,” “Business — Relationships with AmTrust” and “Certain Relationships and Related Transactions — Our Arrangements with AmTrust and Its Subsidiaries.” Our management monitors our overall investment returns, reviews compliance with our investment guidelines and reports overall investment results to our board of directors on a quarterly basis.

Our investment strategy seeks to preserve principal and maintain liquidity while trying to maximize investment return through a high quality, diversified portfolio. Investment decision making is guided mainly by the nature and timing of our expected liability payouts, management’s forecast of our cash flows and the possibility that we will have unexpected cash demands, for example, to satisfy claims due to catastrophic losses. Our investment portfolio consists mainly of highly rated and liquid fixed income securities.

Our investment guidelines require compliance with applicable local regulations and laws. Without the approval of our board of directors, we will not purchase financial futures, forwards, options, swaps and other derivatives, except for purposes of hedging capital market risks or replication transactions, which are defined as a set of derivative and securities transactions that, when combined, produce the equivalent economic results of an investment that meets our minimum criteria. The majority of our investment holdings are denominated in U.S. dollars.

The first priority of our investment strategy is preservation of capital, with a secondary focus on maximizing an appropriate risk adjusted return. We expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs. The excess funds will be invested in accordance with overall corporate investment guidelines. Our investment guidelines are designed to maximize investment returns through a prudent distribution of cash and cash equivalents, fixed maturities and equity positions. Cash and cash equivalents include cash on deposit, commercial paper, pooled short-term money market funds and certificates of deposit with an original maturity of 90 days or less. Our fixed maturity securities will include obligations of U.S. agencies, obligations of U.S. corporations and mortgage-backed securities, all of which we expect to be agency-backed and AAA rated. Our investment portfolio contains no investments in sub-prime mortgages or sub-prime mortgage securitizations.

As of December 31, 2007, we had total investments of $490.4 million, not including cash and cash equivalents or amounts loaned to AII to collateralize our obligations under the Quota Share Agreement. As of December 31, 2007, we held $35.7 million of total invested assets in cash and cash equivalents. As of December 31, 2007 we had loaned funds on an unsecured basis in the amount of $113.5 million to AII. This loan bears interest at a rate equal to one-month LIBOR plus 90 basis points. See “Certain Relationships and Related Transactions — Our Arrangements with AmTrust and Its Subsidiaries — Loans and Other Collateral.” The discussion and tables below do not include the loan to AII in our investments. We may invest a portion of our assets in equity securities in an effort to enhance our overall return. The Company’s investment portfolio is managed by AIIM.

Our investment portfolio, including cash and cash equivalents, had a carrying value of $526.2 million as of December 31, 2007. The portfolio as of December 31, 2007 is summarized in the table below by type of investment.

	Carrying Value	Percentage of Portfolio
	(dollars in thousands)
Fixed income securities:
Mortgage backed securities	$205,023	38.9%
Corporate bonds	269,766	51.3
	$474,789	90.2%
Other investments:
Hedge funds	$15,480	2.97%
Other	176	0.03
Total other investments	15,656	3.0
Total investments, excluding cash and cash equivalents	490,445	93.2
Cash and cash equivalents	35,729	6.8
	$526,174	100%

As of December 31, 2007, our fixed maturity portfolio had a carrying value of $474.8 million, which represented 90.2% of the carrying value of our investments, including cash and cash equivalents. The table below summarizes the credit quality of our fixed maturity securities as of December 31, 2007 as rated by Standard and Poor’s.

S & P Rating	Percentage of Fixed Maturity Portfolio
Agency Mortgage Backed Securities(1)	43.2
AAA	0.5
AA-	21.1
A+	19.8
A	5.8
A-	3.5
BBB+	2.0
BB	4.1
Total	100%

(1)	Agency-backed and AAA rated securities.

The table below shows the composition of our fixed maturity securities by remaining time to maturity as of December 31, 2007.

Remaining Time to Maturity	Amount	Percentage of Fixed Maturity Portfolio
	(in thousands)
Less than one year	$19,779	4.2%
One to five years	69,908	14.7
Five to ten years	180,079	37.9
Due after ten years	—	—
Mortgage backed securities(1)	205,023	43.2
Total	$474,789	100%

(1)	Agency-backed and AAA rated securities.

The table below summarizes the average yield and duration by type of fixed maturity as of December 31, 2007.

Fixed Income Investment Type	Average Yield	Average Duration in Years
Corporate bonds	6.4%	5.2
Mortgage backed securities(1)	5.5%	3.2

(1)	Agency-backed and AAA rated securities.

We plan to regularly evaluate our investment portfolio to identify other-than-temporary impairments in the fair values of the securities held in our investment portfolio. We will consider various factors in determining whether a decline in the fair value of a security is other-than-temporary, including:

•	how long and by how much the fair value of the security has been below its cost;
•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;
•	our intent and ability to keep the security for a sufficient time period for it to recover its value;
•	any downgrades of the security by a rating agency; and
•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

As of December 31, 2007, there have been no other-than-temporary declines in the fair values of the securities held in our investment portfolio.

As of December 31, 2007, we did not hold any fixed maturity securities with unrealized losses in excess of 20% of the security’s carrying value as of that date.

The tables below summarize the gross unrealized losses of our available-for-sale securities and other investments that were in an unrealized loss position as of December 31, 2007:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	($ in thousands)
Other investments	$—	—	$—	—	$—	—
Available-for-sale securities:
Mortgage-backed securities	—	—	—	—	—	—
Corporate fixed maturities	249,233	(15,081)	—	—	249,233	(15,081)
Total temporarily impaired securities available-for- sale securities and other investments	$249,233	$(15,081)	—	—	249,233	(15,081)

Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of reinsurance companies and will be important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers. A.M. Best is one of the most important rating agencies for reinsurance companies. A.M. Best maintains a letter scale rating system ranging from “A++” (Superior) to “F” (In Liquidation). In evaluating a company’s financial strength, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence.

The objective of A.M. Best’s ratings system is to provide an opinion of an insurer’s or reinsurer’s financial strength and ability to meet ongoing obligations to its policyholders. These ratings will reflect our ability to pay policyholder claims and are not a recommendation to buy, sell or hold our shares. These ratings are subject to periodic review by, and may be revised or revoked at the sole discretion of A.M. Best.

Maiden Insurance has received a financial strength rating of “A-” (Excellent) from A.M. Best, which is the fourth highest of sixteen rating levels.

The maintenance of the assigned rating depends upon Maiden Insurance operating substantially as our management has represented to A.M. Best. Maiden Insurance’s rating will be subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. A.M. Best formally evaluates its financial strength ratings of insurance companies at least once every twelve months and monitors the performance of rated companies throughout the year. If A.M. Best subsequently downgrades its rating, our competitive position would suffer, and our ability to market our products, to obtain customers and to compete in the reinsurance industry would be adversely affected. A subsequent downgrade, therefore, could result in a substantial loss of business as our insurance company clients may move to other reinsurers with higher claims paying and financial strength ratings.

Employees and Administration

Based upon our business strategy, we conduct our business with a relatively small staff of full-time employees. As of April 23, 2008, we employed six employees, five of whom were full-time.

We manage our reinsurance business and various corporate functions from Bermuda. Our personnel includes our President and Chief Executive Officer (who will not devote all of his time to our company initially), our Chief Financial Officer, our Chief Operating Officer and General Counsel, and the two Senior Vice Presidents – Underwriting of Maiden Insurance. We are in the process of hiring additional personnel to our corporate and reinsurance financial and actuarial staff in Bermuda. At the end of our first year of operations, we expect to have six to ten full-time employees in our Bermuda office performing these functions, and we expect that the number of employees in Bermuda will grow as necessary to support our operations.

Our Organization

Maiden Holdings was originally incorporated in May 2007 under Cayman Islands law. We have since changed our jurisdiction of organization to Bermuda by discontinuing from the Cayman Islands, continuing into Bermuda as a Bermuda exempted company and amalgamating with a new Bermuda company to form Maiden Holdings, Ltd. Our reinsurance subsidiary, Maiden Insurance, was incorporated on June 29, 2007 and was licensed as a Class 3 Bermuda insurer on July 6, 2007. Maiden Insurance commenced writing business effective as of July 1, 2007.

Properties

We have executed a lease for facilities in Bermuda requiring a monthly payment of $12,000. The initial term of this lease expires on July 31, 2009 with an option to extend the term of the lease for an additional year at the then market rate rent.

We have also made an arrangement in December 2007 to lease further space in Bermuda commencing January 1, 2008 (but we have not yet executed a related lease agreement). The initial term of this agreement expires on December 31, 2010 with two options of three years at the then market rent. We believe that these facilities are sufficient for our current purposes.

Future minimum lease payments as of December 31, 2007 under non-cancellable operating leases for each of the next five years are approximately as follows:

December 31, 2007
2008	$360
2009	300
2010	216
2011	—
2012 and thereafter	—
$876

We executed two further leases in Bermuda in January 2008. Together these leases require monthly payments of $11,000. These leases expire on January 31, 2009, with no option to renew.

Legal Proceedings

We are not a party to any pending or threatened material litigation and are not currently aware of any pending or threatened material litigation. In the normal course of business, we may become involved in various claims and legal proceedings.

INDUSTRY BACKGROUND

Overview

The property and casualty industry historically has been cyclical. When excess underwriting capacity exists, increased competition generally results in lower pricing and less favorable policy terms and conditions for insurers and reinsurers. As underwriting capacity contracts, pricing and policy terms and conditions generally become more favorable for insurers and reinsurers. In the past, underwriting capacity has been impacted by several factors, including catastrophes, industry losses, recognition of reserve deficiencies, changes in the law and regulatory environments, investment returns and the ratings and financial strength of competitors.

According to A.M. Best, the aggregate combined ratio for the property and casualty industry was 92% in 2006 — the lowest combined ratio that the industry has experienced since 1993. This underwriting profit is partly due to the absence of major catastrophes in the United States in 2006. The combination of the low level of catastrophes in the U.S., capital raised by insurance and reinsurance companies and significant underwriting profits in 2006 could potentially impact the general pricing environment going forward.

Industry Overview

Workers’ Compensation Insurance

Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability and vocational rehabilitation and death benefit costs for work-related injuries or illnesses. While some employers elect to self-insure workers’ compensation risks, most employers purchase workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers’ compensation laws and do not have any other recourse against their employer. An employer’s obligation to pay workers’ compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee or, in most instances, the injured employee. Workers’ compensation laws vary by state.

Workers’ compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (i) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation, and (ii) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers purchase workers’ compensation insurance or, if permitted by state law, self-insure. Employers may purchase workers’ compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool or a self-insurance fund, which is an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

We believe the challenges faced by the workers’ compensation industry over the past decade have created significant opportunity for workers’ compensation insurers to increase the amount of business that they write. According to the National Council on Compensation Insurance, workers’ compensation insurance industry calendar year combined ratios, which had reached 122% in 2001, declined to 96.5% in 2006 as a result of premium rate increases and declines in claim frequency. As a result of the opportunity arising from these trends, the workers’ compensation market recently has become more competitive and price competition is increasing.

Recently, as a result of reforms to the workers’ compensation system and for other reasons, some states have been requiring reductions in workers’ compensation insurance rates. For example, Florida’s Office of Insurance Regulation approved an overall 13.5% average decrease in premium rates for all workers’ compensation insurance policies written by Florida licensed insurers in 2006 and a further overall average rate decrease of 18.4% effective January 1, 2008, while the New York Insurance Department approved an overall average 20.5% decrease in workers’ compensation premium rates effective October 1, 2007. In addition, in

February 2008, New York enacted legislation which will require workers’ compensation insurers to establish premiums based on loss cost multipliers instead of a mandated rate.

Specialty Risk and Extended Warranty

Extended warranty and accidental damage plans offered by manufacturers, service providers, retailers and third-party administrators provide coverage to purchasers of the subject consumer or commercial goods or other property against mechanical failure, accidental damage and other specified risks. These plans supplement basic manufacturer’s warranties by providing coverage for a defined time period after the expiration of the basic warranty, additional types of losses, or both. In some instances, the manufacturer, service provider or retailer offers its extended warranty or accidental damage plans directly to its customers. In others, the manufacturer, service provider or retailer partners with a third-party administrator which offers the plans to users of the covered goods.

A plan may consist of a service contract setting forth the terms of the extended warranty, accidental damage or other coverage, issued by the plan provider (the manufacturer, service provider, retailer or third-party administrator) or an insurance policy or insurance certificate issued by the plan provider on behalf of an insurer (often at the point of sale of the covered product). In the former case, the plan provider often seeks to mitigate its risk of loss through the purchase of contractual liability insurance. In a typical plan, the plan provider or insurer assumes the risk of mechanical failure, accidental damage or other covered losses in exchange for the payment of a fee or premium. If the plan provider is not an insurer, the plan provider typically remits part of the service contract fee to the contractual liability insurer as premium.

Specialty Middle-Market Property and Casualty

The specialty middle-market property and casualty market generally covers relatively homogeneous, narrowly defined segments of primary commercial property and casualty insurance, which requires in-depth knowledge of the industry segment and underwriting expertise. Underwriting often entails customized coverage, loss control and claims services as well as risk sharing mechanisms. Competition in this segment is based primarily on client service, availability of insurance capacity, specialized policy forms, efficient claims handling and other value-based considerations, rather than price. In some instances, initial underwriting and claims functions are outsourced to specialized general agents and third-party administrators.

Agents or insureds typically participate in underwriting results, through a variety of structures, such as captive insurance, risk retention groups and profit-based commissions, which are designed to provide greater stability in premium costs and control over insurance expenses for the insurance companies writing this risk.

The Bermuda Insurance Market

According to Conning Research, over the past 15 years, Bermuda has become one of the world’s leading insurance and reinsurance markets. Bermuda provides a favorable tax environment and its regulatory regime affords significant flexibility to those companies that meet specified solvency and liquidity requirements. A Bermuda domicile creates an attractive platform for insurance and reinsurance companies and permits these companies to commence operations quickly, to respond rapidly to changes in market conditions and to expand as business warrants. Additionally, a Bermuda underwriting location provides us with a particular advantage in underwriting because reinsurers are free of many U.S. regulations and there are no limitations upon the use of coverage restrictions. Accordingly, our underwriters can use appropriate exclusions, terms and conditions to eliminate particular risks or exposures that are deemed to be significant.

According to the Bermuda Insurance Quarterly dated April 2007, Bermuda’s position in the insurance and reinsurance markets solidified after the events of September 11, 2001 and the 2005 hurricane season. According to Conning Research, nearly $25 billion of new capital was raised globally by insurance and reinsurance companies from Hurricane Katrina through July 31, 2006, and Benfield, a major reinsurance broker, indicates that $18 billion, or 75%, was invested in the insurance and reinsurance sector in Bermuda. A significant portion of the capital invested in Bermuda was used to fund Bermuda-based start-up insurance and reinsurance companies, not just existing reinsurers.

Most Bermuda-domiciled insurance and reinsurance companies have pursued business diversification and international expansion. Many of these companies, which were established as mono-line specialist underwriters, have since diversified their operations, either across property and liability lines, into new international markets, or through a combination of both of these methods to achieve long-term growth and better risk exposure. Bermuda is now recognized as one of the leading insurance and reinsurance markets, currently serving as the headquarters for an increasing number of global insurance and reinsurance companies.

Some of the factors that have made Bermuda the venue of choice for us and other new property and casualty companies over the last several years include:

•	a favorable regulatory and tax environment, which affords significant flexibility to companies meeting certain solvency and liquidity requirements;
•	recognition as a highly reputable business center that provides excellent professional and other business services;
•	a well-developed insurance industry with a strong network of brokers;
•	a well-developed captive insurance industry;
•	ease of access to global insurance and reinsurance markets; and
•	political and economic stability.

One effect of the considerable expansion of the Bermuda insurance market is a growing demand for the limited number of trained underwriting and professional staff in Bermuda. Many companies have addressed this issue by importing appropriately trained employees into Bermuda. The increasing constraints in this area may create difficulties for new companies such as ours seeking to enter the Bermuda insurance market.

MARKET PRICE OF OUR COMMON SHARES AND DIVIDEND INFORMATION

Our common shares have been listed on the Nasdaq Capital Market under the symbol “MHLD” since May 6, 2008. The following table sets forth, for the period indicated, the high and low sales prices for our common shares:

	Common Shares
	High	Low
2008
From May 6 through May 9, 2008	$10.00	$7.50

The closing price of our common shares on the Nasdaq Capital Market on May 9, 2008 was $7.74 per share.

As of April 15, 2008, we had 59,550,000 common shares issued and outstanding, which were held by four holders of record, our Founding Shareholders and Cede & Co. Cede & Co. holds shares on behalf of The Depository Trust Company, which itself holds shares on behalf of at least 332 beneficial owners of our common shares as of April 15, 2008.

Our board of directors currently intends to authorize the payment of a cash dividend of $0.025 per common share each quarter. Quarterly dividend payments have been made on October 15, 2007, January 15, 2008 and April 15, 2008 and our board of directors has approved a dividend of $0.025 per common share payable on July 15, 2008 to shareholders of record on July 1, 2008. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant, including Bermuda legal and regulatory constraints.

Maiden Holdings is a holding company and has no direct operations. The ability of Maiden Holdings to pay dividends or distributions will depend almost exclusively on the ability of its subsidiaries to pay dividends to Maiden Holdings, and will be subject to regulatory, contractual, rating agencies and other constraints. Under Bermuda law, Maiden Insurance may not declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Further, Maiden Insurance, as a regulated insurance company in Bermuda, is subject to additional regulatory restrictions on the payment of dividends or other distributions. Also, Maiden Insurance is required to provide adequate security for its reinsurance obligations under the reinsurance agreements to which it is a party. Maiden Insurance may enter into contractual arrangements (for example, a credit facility or an indenture governing debt securities) that may restrict its ability to pay dividends. For a further description of the restrictions on the ability of our subsidiary to pay dividends, see “Regulation  —  Regulation of Maiden Insurance — Minimum Solvency Margin and Restrictions on Dividends and Distributions.” Currently, Maiden Insurance is able to pay us dividends in an amount in excess of $70 million.

SHARE PERFORMANCE CHART

The requirement to include a share performance chart is not applicable this year as we first became a public company on May 6, 2008.

CHANGES IN ACCOUNTANTS

On May 12, 2008 (the “dismissal date”), we dismissed PricewaterhouseCoopers, the independent registered public accounting firm that audited our financial statements for the period from May 31, 2007 (the date of our incorporation) through December 31, 2007 (the “reporting period”), as our independent registered public accounting firm. Our Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

PricewaterhouseCoopers’s report on our financial statements for the reporting period did not contain an adverse opinion or disclaimer and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the reporting period and up to the dismissal date, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers would have caused them to make reference thereto in their report of the financial statements for such reporting period.

In addition, during the reporting period and up to the dismissal date, there have been no reportable events (as defined in Item 304(a)(1)(v) of the SEC’s Regulation S-K), except that the following deficiencies which aggregate to a material weakness in internal control over financial reporting (the “reportable event”) were identified:

•	Failure to give appropriate consideration to U.S. GAAP accounting rules or to have documentation of the basis for our opinion and conclusion regarding the application of U.S. GAAP;
•	Lack of an independent preparer and reviewer for various accounting tasks, including the preparation of the financial statements and disclosures; and
•	Lack of formality regarding certain controls surrounding the control environment.

Our Audit Committee had discussed the reportable event with PricewaterhouseCoopers.

We have authorized PricewaterhouseCoopers to respond fully to the inquiries of the successor accountant, BDO Seidman, LLP, concerning the subject matter of the reportable event.

We have requested that PricewaterhouseCoopers furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. We expect to file a copy of such letter as an exhibit to our Form 8-K that will be filed to report the change in our independent registered public accounting firm.

We engaged BDO Seidman, LLP on May 12, 2008 as our new independent registered public accounting firm. From the date of our incorporation and through to May 12, 2008, we have not consulted with BDO Seidman, LLP on any matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected historical consolidated financial information as of December 31, 2007 and for the period from May 31, 2007 to December 31, 2007. The historical results are not necessarily indicative of results to be expected in any future period. This financial information is derived from our audited consolidated financial statements included elsewhere in this Annual Report. You should read the following selected historical financial information in conjunction with the information contained in this Annual Report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this Annual Report. Many factors may cause our future results to differ materially from the financial information and results presented below, including those factors discussed in “Information Regarding Forward-Looking Statements.”

As of December 31, 2007 and for the period from May 31, 2007 to December 31, 2007
(in thousands, except share and per share data)
Selected Statement of Income Data
Net premium written	$247,353
Change in unearned premium	(137,166)
Net earned premium	110,187
Net investment income	15,233
Net realized gain on investments	170
Total revenues	125,590
Loss and loss adjustment expense	65,017
Commission and other acquisition expenses	35,525
Salaries and benefits	1,016
Other general and administrative expenses	1,945
Total expenses	103,503
Net income	22,087
Per Share Data
Basic and diluted earnings per common share	0.44
Basic and diluted weighted average shares outstanding	50,759,772
Dividends declared per common share	$0.025
Book value per common share(1)	$9.02
Selected Balance Sheet Data
Total investments	$490,445
Cash and cash equivalents	35,729
Accrued investment income	3,204
Reinsurance balances receivable, net	27,990
Loan to related party	113,542
Deferred commission and other acquisition costs	44,215
Other assets	483
Total Assets	715,608
Loss and loss adjustment expense reserves	38,508
Unearned premiums	137,166
Accrued expenses and other liabilities	2,589
Total liabilities	178,263
Total shareholders’ equity	537,345

(1)	Total shareholders’ equity divided by 59,550,000 total shares outstanding as of December 31, 2007.

SUPPLEMENTARY FINANCIAL INFORMATION

The following is a summary of the unaudited quarterly financial data for 2007 covering the period from the incorporation of the Company on May 31, 2007 to December 31, 2007:

	Period from May 31, 2007 to June 30, 2007	Quarter Ended September 30, 2007	Quarter Ended December 31, 2007
	(in thousands (000’s), except per share data)
Net earned premiums	$—	$62,966	$47,221
Net investment income	59	7,503	7,671
Net realized gain on investments	—	87	83
Income before extraordinary items and cumulative effect of a change in accounting	(77)	11,340	10,284
Net income	(77)	11,340	10,284
Basic and diluted earnings per common share	$(0.02)	$0.20	$0.18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Bermuda holding company organized to provide reinsurance business solutions to the property and casualty industry through Maiden Insurance, our reinsurance company subsidiary incorporated and licensed as a Class 3 insurer in Bermuda. Our solutions include quota share reinsurance as well as excess of loss reinsurance.

We offer our products to AmTrust and its subsidiaries as well as to small specialty property and casualty insurance companies located in the United States and Europe that are seeking to efficiently manage their capital. We may also reinsure other reinsurers of U.S. and European specialty property and casualty insurance business that have similar objectives. We also plan to conduct business with managing general agents in the United States and Europe that manage programs that fit our expertise in specialty insurance as well as Lloyd’s syndicates and program administrators.

We entered into the Quota Share Agreement with AmTrust’s Bermuda reinsurance subsidiary, AII, which provides quota share reinsurance to AmTrust’s insurance company subsidiaries. We also entered into a master agreement with AmTrust pursuant to which we will cause Maiden Insurance, and AmTrust will cause its insurance company subsidiaries, through AII, to reinsure 40% of all business (net of reinsurance with unaffiliated reinsurers) of the types written by the insurance subsidiaries at the time we signed the Quota Share Agreement, and Maiden Insurance will have an option to reinsure any new types of business that they may write. Effective as of July 1, 2007, we reinsure 40% of all business (net of reinsurance with unaffiliated reinsurers) written by AmTrust’s insurance company subsidiaries that is subject to the Quota Share Agreement. In addition, we also assumed through AII, effective as of July 1, 2007, 40% of the unearned premium reserve of AmTrust’s insurance subsidiaries (and the corresponding loss exposure). The Quota Share Agreement has an initial term of three years and will be extended for further terms of three years unless either party elects not to renew.

We have begun to see increased flow of submission of reinsurance opportunities. We have adopted a disciplined underwriting posture and thoroughly review all reinsurance opportunities before determining whether to participate. As of January 1, 2008, we entered into four reinsurance agreements for business other than the Quota Share Agreement. These include:

•	a 45% participation in the $9 million in excess of $1 million layer of AmTrust’s workers’ compensation excess of loss program;
•	a 35% quota share in a general liability senior housing program;
•	a 50% participation in a $4 million in excess of $1 million specialty transportation program; and
•	an 18.5% quota share participation in a specialty general liability line.

See “Business — Other Business.”

We also entered into an asset management agreement with AIIM, a subsidiary of AmTrust, having an initial term of one year which will extend for further terms of one year unless either party elects not to renew. Under the asset management agreement, we may also invest a portion of our assets in hedge funds managed by affiliates of AmTrust. We recorded approximately $911,000 of investment management fees in 2007 subsequent to entering into the agreement. As of December 31, 2007, we had no investments invested in hedge funds managed by AmTrust. We also entered into a reinsurance brokerage agreement with a subsidiary of AmTrust pursuant to which we receive reinsurance brokerage services in exchange for a fee of 1.25% of all premiums we reinsure from AmTrust. We recorded approximately $1.4 million of reinsurance brokerage expense in 2007 subsequent to the effective date of the agreement. In 2008, we have also entered into brokerage services agreements with AmTrust subsidiaries in the United States and the United Kingdom.

Our relationship with AmTrust and its subsidiaries, including the agreements we have entered into with such companies, is described under “Business — Relationships with AmTrust” and “Certain Relationships and Related Transactions — Our Arrangements with AmTrust and Its Subsidiaries” in this Annual Report.

Principal Revenue and Expense Items

Revenues

We derive our revenue from net premiums earned, ceding commission revenues, net investment income and net realized gains and losses on investments.

Premiums. Premiums written in Maiden Insurance consist of premiums assumed under the Quota Share Agreement with AII and premiums assumed from other insurance and reinsurance companies. Such premiums written are earned over the term of the underlying policies, typically twelve months. For the period from inception to December 31, 2007, net premium written was $247.4 million and net premium earned was $110.2 million, virtually all of which resulted from premiums assumed under the Quota Share Agreement with AII effective July 1, 2007.

Premiums written include all premiums received by an insurance company during a specified accounting period, even if the policy provides coverage beyond the end of the period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premium reserve and are realized as revenue in subsequent periods over the remaining term of the policy. Thus, for example, for a one-year policy that is written on July 1, 2007, one-half of the premiums would be earned in 2007 and the other half would be earned in 2008. Workers’ compensation policies are typically written for a one-year term. Other kinds of insurance, including extended warranty coverage, can have multi-year terms.

Net premiums earned are the earned portion of our net premiums written. Net premiums written are gross premiums written less premiums ceded to reinsurers in connection with reinsurance agreements. Our gross premiums (written and earned) represent the assumed premiums from our reinsurance agreements. Reinsurers often cede a portion of their business to other reinsurers. A reinsurer that places business with another reinsurer is a retrocedent. A reinsurer which reinsures business retroceded to it by a retrocedent is a retrocessionaire. We do not expect to retrocede a significant portion of our gross premiums at least initially.

Under the Quota Share Agreement with AmTrust, Maiden Insurance assumes from AII 40% of all premiums (net of premiums ceded to unaffiliated reinsurers) on specified types of insurance written by AmTrust’s insurance company subsidiaries. These types of insurance were all of the insurance written by AmTrust’s insurance company subsidiaries on the date we entered into the Quota Share Agreement. In the case of IGI, AmTrust’s United Kingdom insurance company subsidiary, the premiums assumed by Maiden Insurance are also net of commissions paid by IGI.

Ceding Commission Revenues. We may earn ceding commission revenues on any gross premiums written that we retrocede to retrocessionaires in connection with reinsurance agreements. We expect these amounts to be minimal, at least in the near term. For the period from inception to December 31, 2007, ceding commission revenues were $0.

Net Investment Income and Net Realized Gains and Losses on Investments. We invest our shareholders’ equity and the funds supporting our insurance reserves (including unearned premium reserve and the reserves established to pay for losses and loss adjustment expenses) in investment securities and cash equivalents. Our investment income includes interest and dividends earned on our invested assets, net of investment management fees and other expenses. Realized gains and losses on invested assets are reported separately from net investment income. We classify our portfolio of securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our securities result in a decrease in the value of our total assets and a decrease in our shareholders’ equity.

Expenses

In our consolidated results, expenses consist of loss and loss adjustment expenses and operating expenses. Depending on the terms of the reinsurance agreements that we negotiate, our expenses may also include excise taxes, which are calculated as a percentage (1% for purposes of United States federal excise tax (“FET”)) of premiums ceded to us. Under the Quota Share Agreement with AmTrust, all payments of FET are the responsibility of AmTrust.

Losses and Loss Adjustment Expenses. We establish loss and loss adjustment expense reserves in an amount equal to our estimate of the ultimate liability for claims under our reinsurance policies and the cost of adjusting and settling those claims. Our provision for loss and loss adjustment expense reserves in any period will include estimates for losses incurred (that is, the total sustained by us under policies, whether paid or unpaid and whether reported or unreported) during such period and changes in estimates for prior periods.

Operating Expenses. Operating expenses include acquisition costs and overhead costs.

Acquisition costs consist of ceding commission expense, reinsurance brokerage expense and the portion of operating expenses that are related to the acquisition of reinsurance business. These costs are capitalized and amortized as an expense as the premiums are earned on the treaties to which they pertain.

Operating expenses that are not related to the acquisition of business, or overhead costs, are generally fixed in nature and will not vary significantly with the amount of premiums written. These costs will generally be expensed in the calendar period in which they are incurred. Acquisitions of software and acquisitions of equipment or leasehold improvement assets will be capitalized and amortized as an expense over the estimated useful lives of such capitalized assets.

Certain of our operating expenses are referred to as underwriting expenses. Underwriting expenses are expected to consist of ceding commission expenses, reinsurance brokerage expenses and other underwriting expenses.

Ceding Commission Expenses. Maiden Insurance pays ceding commissions to other insurance companies, including AmTrust, for the reinsurance premiums that we assume. Ceding commissions are intended to compensate the ceding company for the costs incurred to acquire the ceded business. Ceding commissions are typically paid on traditional quota share reinsurance agreements, but not on excess of loss reinsurance agreements.

Under the Quota Share Agreement with AII, we pay a ceding commission of 31% of ceded premiums.

Reinsurance Brokerage Expenses. Reinsurance brokerage expenses include the 1.25% reinsurance brokerage fee that we pay to an AmTrust subsidiary on all reinsurance ceded by AmTrust as well as other reinsurance brokerage fees and commission expenses we may incur to other intermediaries.

Other Operating Expenses. Other operating expenses consist of other underwriting expenses related to our operations. Other underwriting expenses consist of general and administrative expenses such as salaries, professional fees, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately.

In connection with our formation and capitalization, we issued warrants to our Founding Shareholders to purchase up to 4.05 million common shares. The aggregate value of these warrants, $19.5 million, has been recorded as an addition to additional paid-in-capital on the date of issuance with an offsetting charge to additional paid-in-capital as well.

Interest Expense. Interest expense is a function of outstanding borrowing or funding commitments and the contractual interest rate related to these commitments. The Company recorded no interest expense from the date of inception through December 31, 2007.

Measurement of Results; Outlook

We use various measures to analyze the growth and profitability of our business operations. We measure growth in terms of gross and net premiums written and we measure underwriting profitability by examining our loss, underwriting expense and combined ratios. We also measure our gross and net written premiums to surplus ratios to measure the adequacy of capital in relation to premiums written. We analyze profitability by evaluating income before taxes, net income and return on average equity.

Premiums Written. We use gross premiums written to measure our sales of reinsurance products. Gross premiums written also correlates to our ability to generate net premiums earned and, for certain products, fee income. We target a net leverage ratio, as measured by net premiums written to shareholders’ equity, of between approximately 1.2 to 1 and approximately 1.7 to 1 after a start-up period. As of December 31, 2007, our annualized net leverage ratio was 0.5 to 1.

Loss Ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of our reinsurance business after the effect of any reinsurance. We target the pricing of our products to achieve a ratio of loss and loss adjustment expenses to net premiums earned of approximately 55.0% to 65.0% over time. For the period from inception to December 31, 2007, the loss ratio was 59.0%.

Underwriting Expense Ratio. The underwriting expense ratio is the ratio of ceding commission expenses and other underwriting expenses to premiums earned. The underwriting expense ratio measures our operational efficiency in producing, underwriting and administering our reinsurance business. We calculate our underwriting expense ratio on a gross basis (before the effect of ceded reinsurance) to measure our operational efficiency and on a net basis (after the effect of ceded reinsurance and related ceding commission income) to measure the effects on our consolidated income before income taxes. Ceding commission revenue is applied to reduce our gross underwriting expenses. We are currently targeting a ratio of underwriting expenses to net premiums earned of approximately 32.0% to 35.0%, but expect it to decline over time as third-party business increases. For the period from inception to December 31, 2007, the underwriting expense ratio on a gross basis was 32.2%. As we have not ceded any amounts as of December 31, 2007, the expense ratio on a net basis was also 32.2%.

Combined Ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the underwriting expense ratio. We analyze the combined ratio on a gross (before the effect of reinsurance) and net basis (after the effect of reinsurance). If the combined ratio is at or above 100%, we are not underwriting profitably and will not be profitable unless investment income is sufficient to offset underwriting losses. We target the pricing of our products and management of our expenses to achieve a combined ratio of 95% or less over time. For the period from inception to December 31, 2007, the combined ratio was 91.2%.

Net Income and Return on Average Equity. We use net income to measure our profits and return on average equity to measure our effectiveness in utilizing our shareholders’ equity to generate net income on a consolidated basis. In determining return on average equity for a given year, net income is divided by the average of shareholders’ equity for that year. Our long-term target for return on average equity is 15% or better. For the period from inception to December 31, 2007, our annualized return on equity was 14.0%.

Critical Accounting Policies

Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If factors such as those described under the section captioned “Information Regarding Forward-Looking Statements” in this Annual Report cause actual events or results to differ materially from management’s underlying assumptions or estimates, actual results may differ, perhaps substantially, from the estimates.

The critical accounting policies and estimates set forth below involve, among others, the reporting of premiums written and earned, reserves for losses and loss adjustment expenses (including reserves for losses that have occurred but have not been reported by the financial statement date), and the reporting of deferred acquisition costs and investments.

Premiums. Premiums written on assumed reinsurance are written primarily on a “policies attaching” basis (and are written on a “policies attaching” basis under the Quota Share Agreement with a subsidiary of AmTrust) and cover losses which attach to the underlying insurance policies written during the terms of the contracts. Premiums earned on a “policies attaching” basis usually extend beyond the calendar year in which the reinsurance contract is written; whilst most underlying policies have a term of 12 months, they can be written at any date during the calendar year in which the reinsurance agreement is effective. For instance, policies written with an effective date in December are not fully earned until December of the following year; this means that premium written on a calendar year reinsurance agreement may not be fully earned until 24 months after the commencement of the calendar year. In respect of specialty risk and extended warranty insurance, the policy periods range from one to 60 months, with an average duration of 34 months; all other insurance policies have a term of 12 months.

Under the terms of the Quota Share Agreement with AmTrust, premiums due to the Company are paid within 30 days following the end of each quarter. The premiums due to the Company are recognized in the financial statements as written premiums in the quarter in which they fall due. Each quarter's written premiums are earned over the policy period commencing at the start of the quarter in which they are written, resulting in a bell curve distribution of earned premiums over the period of reinsurance coverage to AmTrust. Any premiums written in a period but not earned in that period are reflected in the unearned premium reserve on our balance sheet. Unearned premiums represent the portion of premiums written which is applicable to the unexpired term of the contract or policy in force. There are no provisions for retroactive adjustment of premiums under the terms of the Quota Share Agreement, except in cases where the premium on the underlying policies is adjusted. For example, under workers’ compensation insurance, the ceding company typically collects audit premiums following an audit of the insured’s payroll.

Insurance premiums on specialty risk and extended warranty business are earned based on the estimated program coverage period. These estimates are based on the expected distribution of coverage periods by contract at inception, because a single contract may contain multiple coverage period options. These estimates are revised based on the actual coverage period selected by the insured.

Assumed premiums written and ceded may include estimates based on information received from brokers and ceding companies and estimates made by management, and any subsequent differences arising on such estimates are recorded in the periods in which they are determined. Premiums on our excess of loss reinsurance contracts are estimated by management when the business is underwritten. For such contracts, the minimum and deposit premium, as defined in the contract, is generally considered to be the best estimate of the contract’s written premium at inception. Accordingly, this is the amount we generally expect to record as written premium in the period the underlying risks incept. As actual premiums are reported by brokers or ceding companies, management will evaluate the appropriateness of the premium estimate and any adjustment to this estimate will be recorded in the period in which it becomes known. Adjustments to original premium estimates could be material and such adjustments may directly and significantly impact earnings in the period they are determined because the subject premium may be fully or substantially earned.

Reinstatement premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and will be earned over the remaining risk period or immediately.

Losses and Loss Adjustment Expense Reserves. The reserves for losses and loss adjustment expenses include reserves for unpaid reported losses, known as case reserves, and losses incurred but not reported, to which we sometimes refer as IBNR. We record loss and loss adjustment expenses for reported claims based upon the amounts reported to us by the ceding company. We record IBNR based on an actuarial analysis for each type of business of the estimated losses we expect to incur for claims that have occurred under reinsurance policies whether these claims have been reported or not. These estimates are reviewed regularly, and such adjustments, if any, will be reflected in earnings in the period in which they become known. It is possible that these adjustments would have a significant impact on our earnings. Accordingly, ultimate losses and loss adjustment expenses may differ materially from the amounts recorded in the consolidated financial statements.

Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. We plan to use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss adjustment expenses. The period of time from the occurrence of a loss, the reporting of a loss to our company and the settlement of our liability may be several years. During this period, additional facts and trends may be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in our overall reserves, including our IBNR reserves. Reserves for losses and loss adjustment expenses are also based in part upon the estimation of losses resulting from catastrophic events. Estimation of the losses and loss adjustment expenses resulting from catastrophic events is inherently difficult because of the possible severity of catastrophe claims, difficulties entering catastrophe hit areas to estimate claim amounts, and delays in receiving information about claims from program administrators or ceding companies. Therefore, we intend to utilize both proprietary and commercially available models, as well as historical reinsurance industry catastrophe claims experience, for purposes of evaluating and providing an estimate of ultimate claims costs.

Under U.S. GAAP, we are not permitted to establish loss reserves until the occurrence of an actual loss event. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events, which could be substantial, will be estimated and recognized at the time the loss is incurred. As a reinsurer and since most of our business is ceded to us by AmTrust, we are reliant on AmTrust’s ability to estimate loss reserves on the business ceded to us.

AmTrust utilizes its own and industry-wide loss development factors in determining its estimate of ultimate losses. A “loss development factor” is a mathematical relationship between reported incurred losses related to policies written in a particular period at the end of the period and at designated periodic intervals. The predictive ability of loss development factors is subject to multiple interdependent factors, including claim severity, claim frequency, claim closure rates, consistent underwriting, inflation and legislatively and judicially imposed legal requirements. If these interdependent factors remain constant, losses incurred in a given year should develop similarly to losses incurred in prior years. However, due to the number of elements that impact loss development, estimates of ultimate losses are inherently uncertain.

On a quarterly basis, and in some cases more frequently, AmTrust reviews its reserves to determine whether they are consistent with actual results. In the event of a discrepancy, AmTrust would seek to determine the causes and would adjust the reserves accordingly. Adverse loss development, which means that losses are greater than the initial estimates, would have a negative impact on our financial position and results of operation.

AmTrust reports case reserves established for reported claims to us on a quarterly basis. For workers’ compensation claims, the case reserves are based on the claims adjusters’ evaluation of many factors, including:

•	type of loss;
•	severity of the injury or damage;
•	age and occupation of the injured employee;
•	anticipated permanent disability;
•	expected medical procedures, costs and duration;
•	present knowledge of the circumstances surrounding the claim;
•	insurance policy provisions, including coverage related to the claim;
•	jurisdiction of the occurrence; and
•	other benefits defined by applicable statute.

AmTrust does not provide us with the entire claim file for each reported claim, but we are entitled to audit claims and have access to the information utilized by AmTrust to establish case reserves.

For its specialty middle-market segment, AmTrust records reserves for estimated losses under insurance policies that they write and for loss adjustment expense related to the investigation and settlement of policy related claims. Reserves for loss and loss adjustment expenses represent the estimated costs of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time. When a claim is reported, a third party administrator establishes an initial case reserve for the estimated amount of the loss based on their view of the most likely outcome of the claim at that time. Initial case reserves are established within 30 days of the claim report date and consist of anticipated liability payments, first party payments, medical costs, and specific adjustment expense payment, which AmTrust refers to as defense and cost containment, or DCC expenses. This establishes a case incurred amount for a particular claim. The estimated amount of loss for a reported claim is based upon various factors, such as:

•	Line of business — General Liability, Auto Liability, or Auto Physical Damage

•	Severity of injury or property damage
•	Number of claimants
•	Statute of limitation and repose
•	Insurance policy provisions, especially applicable policy limits and coverage limitations
•	Expected medical procedures, costs, and duration treatment
•	Our knowledge of circumstances surrounding the claim
•	Possible salvage and subrogation
•	Judicial climate in the jurisdiction of occurrence

Case incurred amounts can vary greatly because of the uncertainties inherent in the estimates of severity of loss, costs of medical treatments, judicial rulings, litigation expenses, and other factors. As changes occur, the case reserves are adjusted. The initial estimate of a claim’s incurred amount can vary significantly from the amount ultimately paid when the claim is closed, especially in the circumstances involving litigation and severe personal injuries.

For its specialty risk and extended warranty segment AmTrust does not generally establish case reserves as claims are usually paid quickly and development on a known claim is negligible.

In addition, AmTrust, on a quarterly basis, provides us with the loss development information which it utilizes to establish its incurred but not reported reserves and ultimate losses.

For its workers’ compensation business, AmTrust utilizes a combination of its incurred loss development factors and industry-wide loss development factors to generate a range within which it is reasonably likely that its ultimate loss and loss adjustment expenses will fall. AmTrust establishes the low end of the range by assigning a weight of 75% to ultimate losses obtained by application of its own loss development factor and 25% to ultimate losses developed through application of industry-wide loss development factors. The high end is established by assigning a weight of 50% each to ultimate losses developed through application of AmTrust’s company specific loss development factor and industry-wide loss development factors. The determination to assign particular weights to ultimate losses developed through application of AmTrust’s loss development factor and industry-wide loss development factors is made by AmTrust’s actuary and is a matter of actuarial judgment. AmTrust believes that this method, which tracks the development of claims incurred in a particular time period, is the best method for projecting its ultimate liability for its workers’ compensation segment.

Because of the different types of risks and coverage plans insured by AmTrust in its specialty risk and extended warranty segment, AmTrust utilizes several actuarial methodologies to determine its ultimate liability under such plans. The primary methodology AmTrust uses to project its ultimate liability is to project the number of future claims and to multiply that number by the average claims cost. The future number of claims is derived by applying to unexpired months on contracts issued pursuant to the subject coverage plans a selected ratio of the number of claims to unexpired months. The selected ratio is determined from a combination of:

•	past experience of expired contracts under the same coverage plan;
•	current experience of the earned portion of the in-force contracts; and
•	past and/or current experience of similar types of coverage plans.

In order to confirm the validity of the ultimate losses derived through application of the average claim cost method, AmTrust also utilizes a loss ratio method. The loss ratio method entails the application of the projected ultimate loss ratio, which is based on historical experience, to the unearned portion of the premium. If the loss ratio method indicates that the average claim cost method has not produced a credible result for a particular coverage plan, AmTrust will make a judgment as to the appropriate reserve for that coverage plan.

On a quarterly basis, AmTrust provides to us the actuarial analysis supporting its ultimate loss projections.

For its specialty middle-market segment, AmTrust also establishes reserves on an aggregate basis for incurred but not yet reported reserves, or IBNR. IBNR reserves are also intended to include aggregate development on known claims, provision for claims that re-open after they have been closed, and provision for claims that have been reported but have not yet been recorded. AmTrust began writing general liability, commercial auto, and commercial property (jointly known as CPP) business in 2006. As a result, there is a limited amount of loss data available for analysis. In order to establish IBNR reserves for CPP lines of business, AmTrust projects ultimate losses by accident year through the use of industry experience by line. The limited amount of CPP historical data does not allow them to develop their own development patterns. Instead, reliance is placed on three methods that utilize industry development patterns by line of business:

•	Yearly incurred development (use of industry factors by line). For each line, the development factors are taken directly from Insurance Services Office, Inc. (“ISO”) loss development publications for a specific line of business. These factors are then applied to the latest actual incurred losses and DCC by accident year, by line of business to estimate ultimate losses and DCC.
•	Expected Loss Ratio. For each line, an expected loss ratio is taken from our original account level pricing analysis. These loss ratios are then applied to the earned premiums by line by year to estimate ultimate losses and DCC.
•	Bornhuetter-Ferguson Method. For each line, IBNR factors are developed from the applicable industry loss development factors and expected losses are taken from the original account level pricing analysis. IBNR factors are then applied to the expected losses to estimate IBNR amount of loss and DCC.

The first two methods produce estimated ultimate loss and DCC expenses. The third method produces an estimate of IBNR directly, without calculating ultimate loss and DCC first. Their consulting actuary estimates a range of ultimate losses, along with the recommended IBNR and reserve amounts. For CPP lines of business, ultimate loss and IBNR selections were based on the results of Bornhuetter-Ferguson Method.

We will perform review procedures over the reserves reported to us. However, in normal circumstances, we do not expect that it will be necessary for us to adjust the reserves that AmTrust reports to us. As a 40% quota share reinsurer of all of AmTrust’s business, we are liable for 40% of AmTrust’s ultimate net loss on exactly the same basis as AmTrust.

AmTrust reports ceded losses and reserves to us on a quarterly basis, within 30 days of the end of each calendar quarter. This time period enables us to review AmTrust’s reports and to establish appropriate reserves in a timely manner.

Our claims staff will review the information received from AmTrust for accuracy and completeness. Our claims staff has the right to inspect at any reasonable time at the offices of AmTrust and its affiliates (or that of service providers), and are permitted to make and retain copies of, all papers, books, accounts, documents, claims files and other records relating to Quota Share Agreement.

We will use a target loss method to set reserves and we plan to utilize our actuary to develop a range within which it is reasonably likely that our ultimate loss and loss adjustment expenses will fall. In addition, our actuary will review our reserves on a quarterly basis to determine whether they are consistent with our actual results and to assist in identifying the cause of any discrepancies.

Pursuant to the Quota Share Agreement with AII, any dispute arising out of the interpretation, performance or breach of the agreement, including the formation or validity thereof, which cannot be resolved between us shall be submitted for decision to a panel of three arbitrators. We expect that all of our reinsurance agreements will include arbitration or other dispute resolution provisions.

In our review of case reserves and IBNR established by AmTrust, we will also consider industry-wide data that we consider relevant in determining our ultimate loss projections.

Deferred Acquisition Costs. We defer certain expenses that are directly related to and vary with producing reinsurance business, including ceding commission expense on gross premiums written and certain other costs related to the acquisition of reinsurance contracts. These costs are capitalized and the resulting asset, deferred acquisition costs, is amortized and charged to expense in future periods as gross premiums written are earned. The method followed in computing deferred acquisition costs limits the amount of such deferral to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our reinsurance underwriting. If our underwriting ceases to be profitable, we may have to write off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses was recognized.

Reinsurance Accounting. Written premiums, earned premiums, incurred losses and loss adjustment expenses reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting, as per the requirements of Statement of Financial Accounting Standards No. 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”, is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions relating to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms.

Although we do not anticipate offering reinsurance contracts that do not meet risk transfer requirements, any reinsurance contracts that do not transfer significant insurance risk will be accounted for as deposits. These deposits will be accounted for as financing transactions, with interest expense credited to the contract deposit.

Investments. In accordance with our investment guidelines, our investments currently consist of high grade marketable fixed income securities and high-yield securities and are expected to include high grade marketable fixed income securities, high-yield securities and equity securities, including hedge funds. Through our asset management agreement with a subsidiary of AmTrust, we have access to AmTrust’s extensive asset management experience. We plan to invest approximately 90-95% of our investments in high grade marketable fixed income securities, cash and cash equivalents, and approximately 5-10% in other securities which may include high-yield securities, equity securities and hedge funds. As a result of market conditions prevailing at a particular time, the allocation of our portfolio to various asset types may vary from these targets at times. As of December 31, 2007, 93% of our investments were in high-grade marketable fixed income securities and cash and cash equivalents. Based on current interest rate levels, we target a yield of between 5.5 and 6.0% on our investments. We expect that our investment leverage (ratio of aggregate investments to shareholders’ equity) will be approximately 2.0 to 1 over time. Investments we make in the ordinary course of business are classified as available for sale and carried at fair value as determined by the market price of each security as of the balance sheet date. Unrealized gains and losses on our investments are included in other comprehensive income and as a separate component of shareholders’ equity. Realized gains and losses on sales of investments are determined on a specific identification basis. Investment income is recorded when earned and includes the amortization of premiums and discounts on investments.

We do not expect our investment portfolio to include options, warrants, swaps, collars or similar derivative instruments. In the event that we do make such investments, our investment policy guidelines provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio. Also, our portfolio does not contain any direct investments in real estate or mortgage loans, although mortgage-backed securities, all of which are agency-backed and AAA rated, represented approximately 38.9% of our total investment portfolio as of December 31, 2007.

Impairment of Invested Assets. We review our investment portfolio for impairment on a quarterly basis. Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. We focus our attention on those securities whose fair value is less than amortized cost or cost, as appropriate. In evaluating potential impairment, we consider, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security’s fair value has been below amortized cost or cost; our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions.

Intangible Assets and Potential Impairment. If we make any acquisitions, the costs of a group of assets acquired will be allocated to the individual assets including identifiable intangible assets based on their relative fair values. Identifiable intangible assets with a finite useful life are expected to be amortized over the period which the asset is expected to contribute directly or indirectly to our future cash flows. Identifiable intangible assets with finite useful lives will be tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss will be recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Significant changes in the factors we will consider when evaluating our intangible assets for impairment losses could result in a significant change in impairment losses reported in our consolidated financial statements.

Unpaid Losses and Loss Adjustment Expenses Recoverable. Ceded losses recoverable from reinsurers are estimated using techniques and assumptions consistent with those used in estimating the liability for losses and loss adjustment expenses, and represent management’s best estimate of such amounts. However, as changes in the estimated ultimate liability for losses and loss adjustment expenses are determined, the estimated ultimate amount recoverable from reinsurers will also change. Accordingly, the ultimate recoverable amount could be significantly in excess of or less than the amount indicated in the consolidated financial statements, and adjustments to these estimates are reflected in current operations.

Results of Operations

The Company’s inception was May 31, 2007 and therefore discussion of any prior period results of operations is not included. The Company’s subsidiary, Maiden Insurance, was incorporated on June 29, 2007.

Consolidated Results of Operations for the period from May 31, 2007 to December 31, 2007

Net Premium Written. Net premium written was $247.4 million for the period from May 31, 2007 to December 31, 2007 of which 99.96% arose from premiums assumed under the Quota Share Agreement with AII which was effective July 1, 2007.

Net Premium Earned. Net premium earned was $110.2 million for the period from May 31, 2007 to December 31, 2007 of which 99.97% arose from premiums assumed under the Quota Share Agreement with AII which was effective July 1, 2007.

Net Investment Income. Net investment income was approximately $15.2 million for the period from May 31, 2007 to December 31, 2007. Average invested assets for the period were approximately $263.1 million. We invested the proceeds of our private offering and our premiums received under the Quota Share Agreement gradually beginning July 3, 2007, the date of the closing of our private offering. The yield on our investment portfolio at December 31, 2007 was 6.13%. As a result, our net investment income for the period does not reflect the results that we might have obtained if these funds had been fully invested throughout the entire period.

Net Realized Gain on Investments. Net realized gains on investments for the period from May 31, 2007 to December 31, 2007 was approximately $0.2 million. Net realized gains and losses in future periods will depend on many factors, including the overall level of invested assets, market conditions, factors specific to individual issuers or securities and decisions to sell particular investments.

Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses were $65.0 million for the period from May 31, 2007 to December 31, 2007. We establish loss and loss adjustment expense reserves in an amount equal to our estimate of the ultimate liability for claims under our reinsurance policies and the cost of adjusting and settling those claims. Our loss ratio for the period was 59.0%.

Commission and Other Acquisition Expenses, Salaries and Benefits Expense and Other Insurance General and Administrative Expense. Commission and other acquisition expenses, salaries and benefits expense and other insurance general and administrative expense were $38.5 million for the period from May 31, 2007 to December 31, 2007. Of this amount, commission and other acquisition expenses were $35.5 million, consisting of commission and brokerage expenses associated with entering into the Quota Share Agreement with AII which was effective July 1, 2007. Our underwriting expense ratio for the period was 32.2%. Our other general and administrative expense for the period included $0.25 million of fees and expenses related to our resale shelf registration statement that we agreed to prepare and file in connection with our private offering, and associated costs.

Net Income. Net income for the period from May 31, 2007 through December 31, 2007 was $22.1 million, reflecting the underwriting results under the Quota Share Agreement with AII and our net investment income. Our combined ratio for the period was 91.2% and our annualized return on equity was 14.0%.

Liquidity and Capital Resources

Substantially all of our operations are conducted by Maiden Insurance. Accordingly, we will have continuing cash needs for administrative expenses, and the payment of principal and interest on any future borrowings. Funds to meet these obligations will come primarily from dividend payments from Maiden Insurance. There are restrictions on the payment of dividends by Maiden Insurance which are described in more detail under the section captioned “Regulation — Regulation of Maiden Insurance — Minimum Solvency Margin and Restrictions on Dividends and Distributions.”

Our Liquidity Requirements

Our principal consolidated cash requirements are net cash settlements under our reinsurance agreements, payment of losses and loss adjustment expenses, ceding commissions to insurance companies including AmTrust, operating expenses and dividends to our shareholders. We have paid quarterly dividends of $0.025 per common share on October 15, 2007, January 15, 2008 and April 15, 2008 and our Board of Directors has approved a dividend of $0.025 per common share payable on July 15, 2008 to shareholders of record as of July 1, 2008. Our Board of Directors currently intends to authorize the payment of a quarterly cash dividend of $0.025 per common share to our shareholders of record each quarter thereafter. Any determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, regulatory, rating agency and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant, including Bermuda legal and regulatory constraints.

Sources of Cash

Our sources of cash principally consist of the net proceeds from our private offering, reinsurance premiums collected (including the amounts transferred to us in connection with the cession of 40% of AmTrust’s unearned premium reserve effective as of July 1, 2007), net cash settlements under the Quota Share Agreement, fee income for services provided, investment income and proceeds from sales and redemptions of investments. For the period from inception to December 31, 2007, the Company received approximately $529.9 million of net proceeds from the private offering and the investment by our Founding Shareholders. These net proceeds and our net cash flows from operations were used primarily to purchase investments.

We may also enter into a credit facility with a syndicate of lenders and we expect to use any such facility for general corporate purposes, working capital requirements and issuances of letters of credit. We believe that any credit facility would require compliance with financial covenants, such as a leverage ratio, a consolidated tangible net worth ratio and maintenance of ratings. Any credit facility would likely contain additional covenants that restrict the activities of Maiden Insurance, such as the incurrence of additional indebtedness and liens and the payment of dividends and other payments. We currently have no commitment from any lender with respect to a credit facility. We cannot assure you that we will be able to obtain a credit facility on terms acceptable to us.

The following table is a summary of our statement of cash flows:

Period from May 31, 2007 to December 31, 2007
(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$124,452
Investing activities	(617,163)
Financing activities	528,440
Change in cash and cash equivalents	$35,729

Our cash flows from operations consist primarily of premiums received (primarily under the Quota Share Agreement with AmTrust), less claims payments, brokerage commissions and other expenses such as salaries, rent and fees. Our cash used in investing activities consists primarily of purchases of investments and the loan made to AII pursuant to our loan agreement with AII, less proceeds from the sale of investments. Our cash flows from financing activities consist of the net proceeds of our private offering of common shares and the investment by our Founding Shareholders, less dividends paid.

Restrictions on Dividend Payments from Maiden Insurance

Bermuda legislation imposes limitations on the dividends that Maiden Insurance may pay. As a regulated insurance company in Bermuda, Maiden Insurance is required under the Insurance Act to maintain a specified solvency margin and a minimum liquidity ratio and is prohibited from declaring or paying any dividends if doing so would cause Maiden Insurance to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, Maiden Insurance may not declare or pay dividends without the approval of the BMA if Maiden Insurance fails to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. Under the Insurance Act, Maiden Insurance is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set forth on its financial statements for the previous year. In addition, under the Companies Act, Maiden Insurance may not declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts. As of December 31, 2007, we were in compliance with all solvency margin and minimum liquidity ratio requirements.

Loan to AII and Other Collateral Arrangements

Generally, under U.S. state insurance laws, a ceding company is not permitted to take credit for reinsurance in its statutory financial statements (meaning that it is not permitted to reduce its liabilities in such financial statements by the amount of losses ceded to a reinsurer) unless the reinsurer is accredited, licensed or otherwise approved by the insurance regulator in the ceding company’s state of domicile or provides collateral to secure its obligations to the ceding company under the reinsurance agreement. Acceptable collateral for these purposes can take a number of forms, including a “funds withheld” account (in which the ceding company retains control of the funds representing premiums transferred to the reinsurer and deducts ceded losses from such funds), letters of credit or a trust account established for the benefit of the ceding company (often called a “Regulation 114 trust”). Maiden Insurance is not an accredited, licensed or otherwise approved reinsurer in any U.S. state and we expect that it may establish Regulation 114 trusts or may cause its bankers to issue letters of credit for the benefit of its ceding companies domiciled in the United States. A Regulation 114 trust must be funded with cash or high-quality instruments in an amount equal to at least 102% of the reinsurer’s obligations to the ceding company in order to receive credit on its statutory financial statements. Letters of credit issued by the Company’s bankers may also need to be collateralized with cash or high quality instruments in an amount equal to at least 100% of the letters of credit issued.

Further, Maiden Insurance has agreed to collateralize its obligations under the Quota Share Agreement with AII by one or more of the following methods, at the election of Maiden Insurance:

•	by lending funds (which may include cash or investments) on an unsecured basis to AII pursuant to a loan agreement between Maiden Insurance and AII, with such funds being deposited by AII into the Regulation 114 trusts established or to be established by AII for the sole benefit of AmTrust’s U.S. insurance subsidiaries pursuant to the reinsurance agreements between AII and those AmTrust subsidiaries;
•	by transferring to AII assets for deposit into those Regulation 114 trusts;
•	by delivering letters of credit to the applicable AmTrust U.S. insurance subsidiaries on behalf of AII; or
•	by requesting that AII cause such AmTrust U.S. insurance subsidiaries to withhold premiums otherwise payable to Maiden Insurance through AII.

In 2007, Maiden Insurance elected to satisfy its collateral obligations under the Quota Share Agreement by lending funds (which may include cash or investments) on an unsecured basis to AII. As of December 31, 2007, cash and assets totaling $113.5 million were loaned to AII. As a result of the loan and the possible use of Regulation 114 trusts in the future, a substantial portion of our assets, including a disproportionate share of our higher-quality fixed-income investments, will not be available to us for other uses, which will reduce our financial flexibility. See “Regulation — United States Regulation —  Credit for Reinsurance.”

Exposures to Market Risk

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that we will incur losses in our investments due to adverse changes in market rates and prices. Market risk is directly influenced by the volatility and liquidity in the market in which the related underlying assets are invested. We believe that we are principally exposed to three types of market risk: changes in interest rates, changes in credit quality of issuers of investment securities and reinsurers, and changes in equity prices.

Interest Rate Risk

Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Some of the hedge funds in which we invest also are exposed to interest rate risk because they invest in debt securities. At December 31, 2007, we had fixed maturity securities with a fair value of $474.8 million that are subject to interest rate risk.

Credit Risk

In providing reinsurance, we will have premiums receivable subject to credit risk of the ceding company. Our credit risk results from our insureds’ potential inability to meet their premium obligations.

We also are exposed to credit risk on our investment portfolio. Our credit risk is the potential loss in market value resulting from adverse change in the borrower’s ability to repay its obligations. Our investment objectives are to preserve capital, generate investment income and maintain adequate liquidity for the payment of claims and debt service, if any. We seek to achieve these goals by investing in a diversified portfolio of securities. We manage credit risk through regular review and analysis of the creditworthiness of all investments and potential investments.

If we retrocede business to other reinsurers, we will have reinsurance recoverables subject to credit risk. To mitigate the risk of these counterparties’ nonpayment of amounts due, we will establish business and financial standards for reinsurer approval, incorporating ratings and outlook by major rating agencies and considering then-current market information. Further, we are subject to the credit risk that AII and/or AmTrust will fail to perform their obligations to pay interest on and repay principal of amounts loaned to AII pursuant to its loan agreement with Maiden Insurance, and to reimburse Maiden Insurance for any assets or other collateral of Maiden that AmTrust’s U.S. insurance company subsidiaries apply or retain, and income on those assets.

Equity Risk

Equity risk is the risk that we may incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily result from our holdings of common stocks and other equities. Our portfolio of equity securities will be carried on the balance sheet at fair value. As of December 31, 2007, we have not invested in equities directly; however, we have invested a portion of our portfolio in a hedge fund that may invest in equities. This hedge fund is not managed by AmTrust.

Portfolio characteristics are analyzed regularly and market risk will be actively managed through a variety of modeling techniques. We expect that our equity holdings will be diversified across industries, as concentrations in any one company or industry are limited by parameters established by senior management.

Sensitivity Analysis

Sensitivity analysis is a measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, we select a hypothetical change in market rates that reflects what we believe are reasonably possible near-term changes in those rates. The term “near-term” means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments.

For invested assets, we use modified duration modeling to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of December 31, 2007.

The following table summarizes the estimated change in fair value on our fixed maturity portfolio including short-term investments based on specific changes in interest rates as of December 31, 2007:

Change in Interest Rate	Estimated Increase (Decrease) in Fair Value	Estimated Percentage Increase (Decrease) in Fair Value
	($ in thousands)
200 basis points rise	$(28,549)	(6.0)%
100 basis points rise	$(14,797)	(3.1)%
100 basis points decline	$15,932	3.4%
200 basis points decline	$33,097	7.0%

For example, the sensitivity analysis model used by us produces a predicted loss in fair value of market-sensitive instruments of $14.8 million or 3.1% based on a 100 basis point increase in interest rates as of December 31, 2007.

Inflation

Property and casualty insurance premiums are established before the primary insurer knows the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves, especially as it relates to medical and hospital rates where historical inflation rates have exceeded the general level of inflation. Inflation in excess of the levels we have assumed could cause loss and loss adjustment expenses to be higher than we anticipated, which would require us to increase reserves and reduce earnings.

Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and produce unrealized losses.

Internal Control

We are not currently required to evaluate our internal control over financial reporting in the same manner that is currently required of certain public companies, nor have we performed such an evaluation. Such evaluation would include documentation of internal control activities and procedures over financial reporting, assessment of design effectiveness of such controls and testing of operating effectiveness of such controls which could result in the identification of material weaknesses in our internal control over financial reporting.

The standards of the PCAOB define a material weakness as a deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our financial statements as of and for the period ending December 31, 2007, we concluded and PricewaterhouseCoopers concurred that we had deficiencies that in combination represented a material weakness in our internal control over financial reporting due to under-resourcing of the finance department and the concentration of duties in our Chief Financial Officer.

In particular, these deficiencies include:

•	failure to give appropriate consideration to U.S. GAAP accounting rules or to have documentation of the basis for our opinion and conclusion regarding the application of U.S. GAAP;
•	lack of an independent preparer and reviewer for various accounting tasks including the preparation of the financial statements and disclosures; and
•	lack of formality regarding certain controls surrounding the control environment.

We have implemented and are in the process of implementing many improvements in our internal control and processes over financial reporting, including specific remediation efforts to address the aforementioned material weaknesses. Our remediation is described below.

•	During the first quarter of 2008, we hired an accountant, and we are interviewing candidates for the position of assistant controller.
•	We are currently interviewing candidates to take on responsibilities in our internal audit function and to assist us with our Sarbanes-Oxley readiness process.
•	Additionally, we continue to develop and formalize our processes for Enterprise Risk Management, financial reporting, internal audit and Sarbanes-Oxley compliance.
•	We have engaged an advisor to assist us in the design and implementation of an enhanced system of internal control over financial reporting.

As a result of the remediation efforts completed through the quarter ended March 31, 2008 and the additional remediation efforts we are currently engaged in, we expect that these deficiencies will have been remediated by the close of the quarter ended December 31, 2008. However, we cannot be certain that we will succeed in addressing these deficiencies or that additional material weaknesses or deficiencies will not develop or be identified. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in the application of our controls, could have adverse effects on us and our stock price.

Contractual Obligations

As of December 31, 2007, we have contractual obligations that are summarized in the following table:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in thousands)
Loss and loss adjustment expenses	$38,508	$13,737	$12,567	$6,102	$6,102
Long-term debt	—	—	—	—	—
Capital leases	—	—	—	—	—
Operating leases	$876	$360	$516	—	—
Purchase obligations	—	—	—	—	—
Any other long-term liabilities	—	—	—	—	—
Total	$39,384	$14,097	$13,083	$6,102	$6,102

We have executed a lease for facilities in Bermuda requiring a monthly payment of $12,000. The initial term of this lease expires on July 31, 2009 with an option to extend the term of the lease for an additional year at the then market rate rent. We have also made an arrangement in December 2007 to lease further space in Bermuda commencing January 1, 2008 (but we have not yet executed a related lease agreement). The initial term of this agreement expires on December 31, 2010 with two options of three years at the then market rent. We believe these facilities are sufficient for our current purposes.

Future minimum lease payments as of December 31, 2007 under non-cancellable operating leases for each of the next five years are approximately as follows:

December 31, 2007
2008	$360
2009	300
2010	216
2011	—
2012 and thereafter	—
$876

We executed two further leases in Bermuda in January 2008. Together these leases require monthly payments of $11,000. These leases expire on January 31, 2009, with no option to renew.

Off-Balance Sheet Transactions

We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.

REGULATION

General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. In Bermuda, we expect to operate under a relatively less intensive regulatory regime.

Regulation of Maiden Insurance

As a holding company, Maiden Holdings is not subject to the laws of Bermuda governing insurance companies. Maiden Insurance is registered in Bermuda under the Insurance Act as a Class 3 insurer and is subject to the Insurance Act.

The Insurance Act, which regulates the insurance business of Maiden Insurance, provides that no person shall carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA, which is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to grant registration, has broad discretion to act as the BMA sees fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. In addition, the BMA is required by the Insurance Act to determine whether a person who proposes to control at least 10 percent, 20 percent, 33 percent or 50 percent (as applicable) of the voting powers of a Bermuda registered insurer or its parent company is a fit and proper person to exercise such degree of control; such determination must be made before control is acquired. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time.

An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions, while sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. Maiden Insurance is a Class 3 insurer, and it is regulated as such under the Insurance Act. Class 3 insurers are generally insurers which are licensed to write general business, being everything except for life, annuity and certain types of accident and health insurance. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation and Class 3 insurers subject to greater regulation than Class 1 and Class 2 insurers. We do not intend, at this time, to obtain a license for Maiden Insurance to carry on long-term business. Long-term business includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer’s Registration

An insurer’s registration may be cancelled by the BMA on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. Maiden Insurance’s principal representative is Michael Tait. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative upon reaching the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to immediately notify the BMA and to make a report in writing to the BMA within 14 days, setting out all of the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio. The written report submitted to the BMA must set out all the particulars of the case that are available to the principal representative.

Independent Approved Auditor

Every registered insurer must appoint an independent auditor (the “approved auditor”) who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Maiden Insurance, are required to be filed annually with the BMA. The independent auditor of Maiden Insurance must be approved by the BMA and may be the same person or firm which audits Maiden Insurance’s financial statements and reports for presentation to its shareholders. Maiden Insurance’s independent approved auditor is PricewaterhouseCoopers (Bermuda).

Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act, which financial statements will be prepared in accordance with U.S. GAAP. Maiden Insurance, as a general business insurer, will be required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA.

Annual Statutory Financial Return

Maiden Insurance is required to file with the BMA statutory financial returns no later than four months after their financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements themselves and the opinion of the loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in his or her opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

Loss Reserve Specialist

Maiden Insurance is required to submit an opinion of an approved loss reserve specialist with its annual statutory financial return in respect of its loss and loss adjustment expense provisions. The loss reserve specialist is a qualified casualty actuary, who is approved by the BMA. Mr. Ronald T. Kuehn of Huggins Actuarial Services, Inc. is the loss reserve specialist for Maiden Insurance.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 3 insurer must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Maiden Insurance is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$1 million;
(B)	20% of net premiums written up to $6 million plus 15% of net premiums written over $6 million; and
(C)	15% of loss and other insurance reserves.

Maiden Insurance is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Maiden Insurance may not, without the approval of the BMA, declare or pay any dividends during the next financial year.

Maiden Insurance may not, without the approval of the BMA, reduce by 15% or more its total statutory capital as set out in its previous year’s financial statements.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer’s business.

If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) to limit its premium income and/or (8) to remove a controller or officer.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether to cooperate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Notification by Shareholder Controller of New or Increased Control

No person may become a holder of at least 10%, 20%, 33%, or 50% of the Common Shares unless they have notified the BMA in writing of their intention to become such a holder and either the BMA has notified the person that they have no objection or 45 days have elapsed since the notice was given. A person that does not comply with this requirement will be guilty of an offence.

Objection to Existing Controlling Shareholder

For so long as Maiden Holdings has as a subsidiary an insurer registered under the Insurance Act, the BMA may at any time, by written notice, object to a person holding 10% or more of our common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of our common shares and direct, among other things, that such shareholder’s voting rights shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offence.

Certain Other Considerations

Although Maiden Holdings and Maiden Insurance are incorporated in Bermuda, Maiden Holdings and Maiden Insurance are each classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to their non-resident status, Maiden Holdings and Maiden Insurance may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on their ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of their common shares.

Maiden Holdings is required to obtain the permission of the BMA for the issue and transfer of all of its shares. We have received the consent of the BMA for the issue and subsequent transfer of our common shares up to the amount of our authorized capital from time to time to persons non-resident of Bermuda for exchange control purposes without the approval of the BMA. The foregoing permission is subject to the following conditions: (i) no individual will, as a result of the issue of our Equity Securities pursuant to our private offering, beneficially own 10% or more of our Equity Securities; and (ii) no individual who beneficially owned any of our Equity Securities immediately following the issue of our Equity Securities pursuant to our private offering will, as a result of a subsequent issue or transfer, beneficially own 10% or more of our Equity Securities; and (iii) no individual who did not beneficially own any Equity Securities of the Company immediately following the issue of our Equity Securities pursuant to our private offering will, as a result of a subsequent issue or transfer, beneficially own 5% or more of our Equity Securities. For this purpose, “Equity Securities” has the meaning given to that term in the Notice to the Public issued by the BMA on June 1, 2005 and includes our common shares.

Persons resident in Bermuda for Bermuda exchange control purposes may require the prior approval of the BMA in order to acquire any of our shares.

In the event subscribers (or transferees) do not satisfy the conditions of such consent, subscribers (and their transferees) may be required to provide information on ownership and financial condition to the BMA. We will not accept any subscriptions for shares or transfers of any shares unless and until the required approval of the BMA has been received.

Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As “exempted” companies, Maiden Holdings and Maiden Insurance may not, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain transactions, including: (i) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (iii) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (iv) the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Finance. While an insurer is permitted to reinsure risks undertaken by any company incorporated in Bermuda and permitted to engage in the insurance and reinsurance business, generally it is not permitted without a special license granted by the Minister of Finance to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

Maiden Holdings and Maiden Insurance also need to comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. The Companies Act provides that a company shall not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Under Bermuda law and our bye-laws, we may indemnify our directors, officers or any other person appointed to a committee of our board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, concurred in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty (as determined in a final judgment or decree not subject to appeal) on the part of such director, officer or other person.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Maiden Insurance’s success may depend in part upon the continued services of key employees in Bermuda. A work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian or a holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. The Bermuda government’s policy places a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for Maiden Insurance’s principal employees, Maiden Insurance would lose their services, which could materially affect Maiden Insurance’s business.

Members of the general public have the right to inspect public documents at the office of the Registrar of Companies in Bermuda. This includes Maiden Holdings’ memorandum of association (including its objects and powers), any alteration to it and any documents relating to an increase or reduction of authorized capital. Maiden Holdings’ shareholders have the additional right to inspect its bye-laws, minutes of general meetings and audited financial statements, which must be presented to the general meeting of shareholders. The register of Maiden Holdings’ shareholders is also open to inspection by shareholders and members of the public without charge. Maiden Holdings is required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. Maiden Holdings is required to keep at its registered office a register of its directors and officers, which is open for inspection by members of the public without charge. However, Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records.

United States Regulation

Credit for Reinsurance

U.S.-licensed insurers that act as reinsurers (by assuming insurance risk) are generally subject to insurance regulation and supervision in their domiciliary jurisdiction that is similar to the regulation of U.S. licensed insurers that act as licensed primary insurers. However, the terms and conditions of reinsurance agreements generally are not subject to regulation by any governmental authority with respect to rates or policy terms. This contrasts with primary insurance policies and agreements, the rates and terms of which generally are regulated by state insurance regulators. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

•	if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;
•	if the reinsurer is an “accredited” or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;
•	in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets financial requirements; or
•	if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

As a result of the requirements relating to the provision of credit for reinsurance, Maiden Insurance will be indirectly subject to some regulatory requirements imposed by jurisdictions in which ceding companies are licensed. Because we anticipate that Maiden Insurance will not be licensed, accredited or otherwise approved by or domiciled in any state in the United States, primary insurers may only be willing to cede business to Maiden Insurance if we provide adequate security to allow the primary insurer to take credit on its balance sheet for the reinsurance it purchases. We will only be able to provide adequate security, typically through the posting of a letter of credit or deposit of assets into a trust fund for the benefit of the primary insurer, if we have in place a letter of credit facility or are otherwise able to provide necessary security. We do not yet have a letter of credit facility or any commitment from a lender to provide that facility. We cannot assure you that we will be able to obtain a credit facility on terms acceptable to us. Also, if we fail to put in place Regulation 114 trusts for the benefit of our ceding companies, and are unable to otherwise provide the necessary security, insurance companies may be less willing to purchase our reinsurance products than if we had established such a trust. If this is the case, there may be a material adverse effect on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Reinsurance Security Trust Accounts and Other Collateral.” With respect to the reinsurance we assume from AmTrust’s U.S. insurance company subsidiaries through AII, please see “Certain Relationships and Related Transactions — Our Arrangements with AmTrust and Its Subsidiaries — Quota Share Agreement and Master Agreement — Loans and Other Collateral.”

Operations of Maiden Insurance

Maiden Insurance will not be licensed or otherwise authorized by any state of the U.S. to transact insurance. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by insurers and reinsurers that are not authorized to transact insurance within such jurisdictions. We do not intend to allow Maiden Insurance to transact insurance through an office in the U.S. We also do not intend to allow Maiden Insurance to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license, unless it can do so pursuant to a relevant exemption provided under such jurisdiction’s laws governing the transaction of insurance, such as surplus lines insurance placements made in accordance with state surplus lines insurance laws. We intend to operate Maiden Insurance in compliance with the U.S. state and federal laws; however, it is possible that, in the future, a U.S. regulatory agency may raise inquiries or challenges to Maiden Insurance’s reinsurance activities.

MANAGEMENT

Directors and Officers of Maiden Holdings

Our board of directors currently consists of six directors. Our directors each serve for a term expiring at the 2008 annual general shareholders’ meeting. The following table sets forth certain information regarding our executive officers and directors:

Name	Age	Title
Barry D. Zyskind	36	Chairman of the Board
Max G. Caviet	55	President, Chief Executive Officer and Director
Michael J. Tait	47	Chief Financial Officer
Ben Turin	42	Chief Operating Officer, General Counsel and Secretary
James A. Bolz	49	Senior Vice President – Underwriting of Maiden Insurance
Raymond M. Neff	66	Vice Chairman of the Board
Simcha Lyons	61	Director
Yehuda L. Neuberger	31	Director
Steven H. Nigro	48	Director

Barry D. Zyskind — Chairman of the Board of Directors – Mr. Zyskind has served as non-executive Chairman of our board of directors since June 2007. For the last five years, Mr. Zyskind also has served as the President and Chief Executive Officer of AmTrust and as a director of AmTrust’s wholly owned subsidiaries, TIC, RIC, WIC, AII and AIU and, since September 7, 2007, AIIC. Mr. Zyskind also serves as a director of American Stock Transfer & Trust Company. Prior to joining AmTrust, Mr. Zyskind was an investment banker at Janney Montgomery Scott, LLC in New York. Mr. Zyskind received an M.B.A. from New York University’s Stern School of Business in 1997. Mr. Zyskind is the son-in-law of Michael Karfunkel, who is a major shareholder and the non-executive Chairman of the board of directors of AmTrust.

Max G. Caviet — President and Chief Executive Officer – Mr. Caviet has served as our President and Chief Executive Officer since July 2007. Prior to joining Maiden, Mr. Caviet has served as the President and a director of AII and AIU since 2003. From 1994 to 2003, Mr. Caviet was Engineering and Extended Warranty Underwriter with Trenwick International Limited, a reinsurance company. In 1990, Mr. Caviet joined Crowe Underwriting Agency Ltd. as its Engineering and Extended Warranty Underwriter. In 1982, Mr. Caviet joined CIGNA Insurance Company of North America (UK) Ltd. as a Senior Underwriter for Special Risks and was promoted to Engineering and Underwriting Manager. Between 1972 and 1982, Mr. Caviet was an underwriter and team leader, specializing in engineering risks, at British Engine Insurance Company.

Michael J. Tait — Chief Financial Officer – Mr. Tait joined Maiden as our Chief Financial Officer in November 2007. Prior to joining Maiden, Mr. Tait served as the Chief Financial Officer of Marsh’s Global Captive Solutions Group since December 2005. Prior to being named Chief Financial Officer, he served as Director, Client Services of Marsh Management Services (Bermuda) Limited for almost nine years. Mr. Tait received his degree in Business Administration from the University of Dundee, Scotland in 1981 and is a member of the Institute of Chartered Accountants of Scotland.

Ben Turin — Chief Operating Officer, General Counsel and Secretary – Mr. Turin has served as our Chief Operating Officer, General Counsel and Assistant Secretary since July 2007 and has served as Secretary since January 2008. Prior to joining Maiden, Mr. Turin served as the General Counsel - US Operations of AmTrust from March 2007 through June 2007. From 2006 to 2007 he served as Vice President, General Counsel and Secretary of Gateway Energy Services Corporation (a retail marketer of natural gas and electricity). From 2000 to 2006, Mr. Turin was engaged in the private practice of law with the law firms of Windels, Marx, Lane & Mittendorf LLP (2005-2006); Ellenoff Grossman & Schole LLP (2003-2005) and Vinson & Elkins LLP (2000-2002). Mr. Turin received his J.D. from the University of Houston Law Center in 2000.

James A. Bolz —  Senior Vice President – Underwriting of Maiden Insurance – Mr. Bolz has served as Senior Vice President  –  Underwriting of Maiden Insurance since October 2007. Prior to joining Maiden Insurance, Mr. Bolz served as Second Vice President of Marketing of Discover Re since 2005. From 1998 to 2005 Mr. Bolz served as Senior Vice President, Alea Group at Alea Group Holdings (Bermuda) Ltd. Mr. Bolz has approximately 25 years of insurance and reinsurance experience in managerial and executive capacities. In addition to his extensive treaty reinsurance background, Mr. Bolz has a broad knowledge of specialized insurance program structures and the market for them. Mr. Bolz holds two B.A. degrees from the State University of New York at Geneseo.

Raymond M. Neff — Vice Chairman of the Board of Directors – Mr. Neff has been a member of our board of directors since June 2007. Since 1999, Mr. Neff has served as President of Neff & Associates Insurance Consulting, Inc. and Insurance Home Office Services, LLC. He was Chairman of the Board of the Florida Workers’ Compensation Joint Underwriting Association and a member of the Florida Joint Underwriting Association Board until 2008. He also previously worked at FCCI Insurance Group (a property and casualty insurance company) as President and CEO from 1986 to 1998 and as Executive Vice President and Chief Operating Officer from 1985 to 1986. From 1979 to 1986, Mr. Neff held various positions at the Department of Labor and Employment Security and the Department of Insurance for the State of Florida. From 1965 to 1979, he worked at W.W. Stribling Associates (1978-1979) (an insurance consulting group); Kenny Corporation (1973-1978) (a multi-line insurance agency); Foremost Life Insurance Company (1969-1973); and the Department of Insurance for the State of Michigan (1965-1969). Mr. Neff received his Masters of Arts, Actuarial Science, from the University of Michigan in 1965 and received B.S. degrees in Mathematics and Accounting from Central Michigan University in 1963.

Simcha Lyons — Director – Mr. Lyons has been a member of our board of directors since June 2007. Since 2005, Mr. Lyons has served as a senior advisor to the Ashcroft Group, LLC of Washington, D.C., a strategic consulting firm founded by the former Attorney General of the United States, John Ashcroft. Since 2003, he has also served as chairman of Lyons Global Advisors LTD, a political consulting firm. Prior to 2002, Mr. Lyons was Vice-Chairman of Raskas Foods of St. Louis, Missouri, a family owned business that manufactured cream cheese, sour cream, and blue cheese products for the supermarket industry, the food service industry and the food processing industry.

Yehuda L. Neuberger — Director – Mr. Neuberger has been a member of our board since January 2008. Mr. Neuberger currently serves as Senior Vice President for American Stock Transfer & Trust Company (“AST”), with responsibility for Strategic Planning and oversight of various operational divisions. AST is controlled by Michael and George Karfunkel, two of our Founding Shareholders. Prior to joining AST in 2001, Mr. Neuberger practiced as an attorney with the law firm of Weil, Gotshal & Manges. Mr. Neuberger is a graduate of Johns Hopkins University and Harvard Law School. Mr. Neuberger is the son-in-law of George Karfunkel, who is a major shareholder and a director of AmTrust.

Steven H. Nigro — Director – Mr. Nigro has been a member of our board of directors since July 2007. Mr. Nigro has over 25 years of experience in financial services and specializes in corporate and structured finance in the insurance industry. In 2005, he co-founded Pfife Hudson Group, an investment bank specializing in corporate finance, structured finance and asset management with a specialty in the insurance industry. From 2002 to 2005, Mr. Nigro was a managing director at Rhodes Financial Group, LLC and from 1998 to 2002, he was a managing director at Hales & Company, both financial advisory firms catering exclusively to the insurance industry. From 1994 to 1997, he was Chief Financial Officer and Treasurer of Tower Group, Inc., an insurance holding company, where he was responsible for financial and regulatory management, strategic planning and corporate finance. Mr. Nigro has also served as a managing director at Cantor Fitzgerald Securities Corp., a lending broker and dealer in equity and fixed income securities, and OTA Limited Partnership, a derivatives trading firm and merchant banker specializing in the financial services industry, where he was involved in the acquisitions and financial management of the firm’s broker-dealer, savings and loan and insurance companies. Mr. Nigro began his career with Arthur Young and Co. and is a Certified Public Accountant in New York.

Michael Karfunkel and George Karfunkel, two of our Founding Shareholders, have non-voting observer rights with respect to the board of directors and board committees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Founding Shareholders and Related Agreements

We were formed in June of 2007. In connection with our formation and capitalization, we issued 7,800,000 of our common shares, then representing 100% of our outstanding common shares, to the Founding Shareholders in consideration of their collective investment of $50 million in us. Currently, the common shares held by the Founding Shareholders represent 13.1% of our outstanding common shares. In connection with our formation and capitalization, we also issued 10-year warrants to the Founding Shareholders to purchase up to an additional 4,050,000 common shares at an exercise price equal to $10.00 per share, which shares represent 6.4% of our common shares outstanding, assuming the exercise of all warrants. The shares held by the Founding Shareholders, together with the shares issuable upon exercise of the Founding Shareholders’ warrants, represent 18.6% of our outstanding common shares assuming the exercise of all warrants. All of the Founding Shareholders’ warrants will expire 10 years from the date of issuance. To the extent the Founding Shareholders exercise all or part of their warrants, our common shares issued upon such exercise will be subject to “lock-up” restrictions preventing transfer by the Founding Shareholders of any such shares for three years from the date of issuance of such warrants. The warrants were issued to our Founding Shareholders in recognition of the value received from them, which included the development of our business strategy, the development of the private offering to raise initial funds for our operations, and the recruitment of certain executives to us. The 4,050,000 common shares issuable upon exercise of the warrants is based on what we believed would be an acceptable percentage of common shares to grant to our Founding Shareholders upon exercise of the warrants to compensate them for their contributions to us.

We have granted registration rights to the Founding Shareholders for their benefit and the benefit of their direct and indirect transferees of shares.

Our transfer agent, American Stock Transfer & Trust Company, is controlled by George Karfunkel and Michael Karfunkel, two of our Founding Shareholders.

As described in this Annual Report, our Founding Shareholders, Michael Karfunkel, George Karfunkel and Barry Zyskind, are the Chairman of the Board of Directors, a Director and the Chief Executive Officer of AmTrust, respectively. The Founding Shareholders own or control approximately 59% of the outstanding shares of AmTrust.

Our Arrangements with AmTrust and Its Subsidiaries

Quota Share Agreement and Master Agreement

General. On July 3, 2007 we entered into a master agreement with AmTrust, which was amended on September 17, 2007. Pursuant to the terms of the master agreement, as so amended, (i) AmTrust agreed to cause its Bermuda reinsurance affiliate, AII, to reinsure the AmTrust Ceding Insurers to the extent required to enable AII to cede to Maiden Insurance 40% of the AmTrust Ceding Insurers’ gross written premiums in respect of covered business, net of the cost of unaffiliated inuring reinsurance (and net of commissions, in the case of IGI), and 40% of the AmTrust Ceding Insurers’ Ultimate Net Loss related thereto, and (ii) we agreed to cause Maiden Insurance to reinsure such business.

In addition, on September 17, 2007, Maiden Insurance entered into the Quota Share Agreement with AII. Under the Quota Share Agreement, Maiden Insurance assumes through AII 40% of the gross written premiums, net of the cost of unaffiliated inuring reinsurance and, in the case of IGI, net of commissions, and 40% of the Ultimate Net Loss of each AmTrust Ceding Insurer. For the period from July 1, 2007 (the effective date of the Quota Share Agreement) through December 31, 2007, we assumed $247.3 million of written premium and $110.2 million of earned premium from AII under the Quota Share Agreement.

Quota Share and Limit of Liability. Pursuant to the Quota Share Agreement, effective as of 12:01 a.m. on July 1, 2007 (the “Effective Time”), AII cedes to Maiden Insurance 40% of all Ultimate Net Loss each AmTrust Ceding Insurer incurs after July 1, 2007 as it relates to initial cession of unearned premium (in-force basis) and on a risk attaching basis as a result of premium cession on risks with policy inception dates after July 1, 2007 and during the term of the Quota Share Agreement under all of their respective workers' compensation, specialty middle-market property and casualty (consisting of workers' compensation, general liability, commercial property, commercial automobile liability and auto physical damage insurance placed through program underwriting agents), and specialty risk and extended warranty policies during the term of the Quota Share Agreement (the “Policies”). The lines of insurance included in the Policies are the only kinds of insurance that the AmTrust Ceding Insurers wrote at the time we entered into the Quota Share Agreement. Maiden Insurance’s maximum liability in respect of a single reinsured loss under a Policy (without taking into account loss adjustment expenses, Extra-Contractual Obligations and Loss in Excess of Policy Limits (both as defined below)) shall not exceed $2,000,000. In addition, Maiden Insurance will not reinsure any risk under a Policy if the AmTrust Ceding Insurer’s retention with respect to such risk exceeds $5 million except where Maiden Insurance expressly agrees otherwise. “Ultimate Net Loss” means the sum actually paid or to be paid by an AmTrust Ceding Insurer in settlement of losses for which it is liable, after making deductions for all unaffiliated inuring reinsurance, whether collectible or not, and all other recoveries, and shall include loss adjustment expenses, Extra-Contractual Obligations and Loss in Excess of Policy Limits. To date, Maiden Insurance has agreed to reinsure risks in one AmTrust program in which the AmTrust Ceding Insurer’s retention exceeds $5 million. This program insures construction latent defect risks in France, in which AmTrust’s maximum liability is €7.5 million per unit and €15.0 million per policy (approximately $11.6 million and $23.1 million, respectively, based on an exchange rate of $ 1.5409 per €1 on May 8, 2008) and Maiden’s maximum liability is 40% of these amounts.

For purposes of the Quota Share Agreement, “Extra-Contractual Obligations” means liabilities not covered under any other provision of the Quota Share Agreement and which arise from an action against AII, or, to the extent reinsured by AII, against an AmTrust Ceding Insurer, by an AmTrust Ceding Insurer’s insured, an assignee of an AmTrust Ceding Insurer’s insured or a third party claimant, by reason of alleged or actual negligence, fraud or bad faith on the part of AII or any AmTrust Ceding Insurer in handling a claim under a Policy (whether or not paid) subject to the Quota Share Agreement, but in each case excluding fraudulent or criminal acts by a director or executive officer of AII or of an AmTrust Ceding Insurer and criminal acts by AII or an AmTrust Ceding Insurer. “Loss Adjustment Expenses” means court costs, post-judgment interest, and allocated investigation, adjustment and legal expenses of AII related to and charged to a specific claim file, but shall not include general overhead expenses of AII or salaries, per diem and other remuneration of AII’s employees. “Loss in Excess of Policy Limits” means an amount that AII would have been contractually obligated to pay had it not been for the limit of the original Policy, as a result of an action against it, or, to the extent reinsured by AII, against an AmTrust Ceding Insurer, by an AmTrust Ceding Insurer’s insured, an assignee of an AmTrust Ceding Insurer’s insured or a third party claimant, by reason of alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in trial of any action against its insured or in the preparation or prosecution of an appeal consequent upon such action, but in each case excluding fraudulent or criminal acts by a director or executive officer of AII or of an AmTrust Ceding Insurer and criminal acts by AII or an AmTrust Ceding Insurer. AmTrust’s existing excess of loss reinsurance for its workers’ compensation business includes coverage for extra-contractual obligations and losses in excess of policy limits within the coverage layers of 90% of $9 million in excess of the first $1 million of losses, 100% of $10 million in excess of $10 million of losses and 90% of $110 million in excess of $20 million of losses. AmTrust has agreed to use commercially reasonable efforts to maintain excess reinsurance providing substantially the same protection as it currently maintains with respect to Extra-Contractual Obligations and Loss in Excess of Policy Limits during the term of the Quota Share Agreement.

Premium and Ceding Commission. AII transferred to Maiden Insurance an amount equal to 40% of the portion of the direct premiums attributable to the Policies that was unearned as of the Effective Time. Pending receipt of such amount, Maiden Insurance did not earn investment income on such amount. However, as of the Effective Time, Maiden Insurance began earning premiums from such amount as the unearned premiums included therein are earned over the term of the underlying Policies. AmTrust and Maiden have agreed that, if the mix of the lines of insurance business ceded under the Quota Share Agreement, as determined from time to time, differs materially from the mix as of the effective date of the Quota Share Agreement, the parties will negotiate in good faith an appropriate adjustment to the ceding commission rate payable by Maiden Insurance.

In addition, during the term of the Quota Share Agreement, AII cedes to Maiden Insurance 40% of the AmTrust Ceding Insurers’ gross written premiums in respect of business covered under the Quota Share

Agreement, net of the cost of unaffiliated inuring reinsurance (and, in the case of IGI, net of commissions paid by IGI under its Policies) (the “Subject Premium”).

Maiden Insurance pays to AII a ceding commission equal to 31% of the ceded Subject Premium. AII has agreed that the ceding commission includes provision for all commissions, taxes, assessments (other than assessments based on losses of an AmTrust Ceding Insurer) and all other expenses of whatever nature, except loss adjustment expenses.

Cessions of Additional Lines of Business. AmTrust has agreed that, if the AmTrust Ceding Insurers elect to write lines of insurance other than the Policies (“Additional Policies”), AII must offer Maiden Insurance the opportunity to reinsure the Additional Policies through AII pursuant to the Quota Share Agreement. Any Additional Policies that Maiden Insurance elects to reinsure pursuant to the Quota Share Agreement would be considered “Policies” for all purposes of the Quota Share Agreement and would be subject to all of the terms and conditions of the Quota Share Agreement, except that (a) the effective date of the reinsurance of the Additional Policies may be a date other than July 1, 2007 and (b) the formula to calculate the ceding commission payable in respect of the Additional Policies may be different than the ceding commission formula described in “— Premium and Ceding Commission” above.

Cessions by Additional AmTrust Affiliates. If AmTrust acquires a majority interest in an insurance company (an “Additional Company”) that issues workers’ compensation, specialty middle-market property and casualty (consisting of workers' compensation, general liability, commercial property, commercial automobile liability, and auto physical damage insurance placed through program underwriting agents) specialty risk and extended warranty policies, AmTrust has agreed to cause the Additional Company to cede to AII a quota share percentage of gross written premium, net of the cost of unaffiliated inuring reinsurance, and Ultimate Net Loss, sufficient to enable AII to cede 40% of the Additional Company’s gross written premiums in respect of business covered under the Quota Share Agreement to Maiden Insurance and Maiden Insurance has agreed to reinsure such business pursuant to the Quota Share Agreement. In addition, pursuant to the master agreement, if an Additional Company issues policies covering lines of insurance other than those described above (“Other Additional Company Policies”), AII must offer to Maiden Insurance the opportunity to reinsure the Other Additional Company Policies pursuant to the Quota Share Agreement. Any policies issued by an Additional Company and reinsured pursuant to the Quota Share Agreement would be considered “Policies” for all purposes of the Quota Share Agreement, and the Additional Company would be considered an “AmTrust Ceding Insurer” for all purposes of the Quota Share Agreement, except that (a) the effective date and time of the reinsurance of those policies may be a date and time other than the Effective Time and (b) the formula to calculate the ceding commission payable in respect of the Other Additional Company Policies may be different than the ceding commission formula described in “— Premium and Ceding Commission” above. The master agreement provides that AmTrust will cause AII to reinsure AIIC when all regulatory approvals required for AIIC to enter into a reinsurance agreement with AII have been obtained.

On December 7, 2007, AmTrust entered into an agreement to acquire the Unitrin Business Insurance unit (“UBI”) of Unitrin, Inc. (“Unitrin”), a publicly-held insurance holding company listed on the New York Stock Exchange. UBI writes commercial package, commercial auto, commercial general liability, umbrella, workers’ compensation and other commercial coverages through independent agents in 30 states in the Northwest, Midwest and South. The UBI acquisition includes the acquisition of three property and casualty insurance companies and a Texas Lloyd’s insurer (the “Acquired Companies”), and the acquisition of renewal rights from three other Unitrin-owned insurers (the “Non-Acquired Companies”). Unitrin will reinsure 100% of all pre-closing insurance liabilities of the Acquired Companies. AmTrust will assume the unearned premium associated with all in-force UBI policies issued by Unitrin through the Non-Acquired Companies. The closing of the transaction is subject to various regulatory approvals.

The UBI business does not fall within the lines of business subject to the Quota Share Agreement. We are in negotiations with AmTrust to reinsure the UBI business, subject to the parties’ agreement on the ceding commission and other terms and conditions specific to the UBI business.

Loans and Other Collateral. In order to provide RIC, TIC and WIC (and AIIC, when AII begins reinsuring it) with credit for reinsurance on their statutory financial statements, AII, as the direct reinsurer of the

AmTrust Ceding Insurers, has established trust accounts (“Trust Accounts”) for their benefit (and AII currently is establishing a Trust Account for AIIC’s benefit). Maiden Insurance has agreed to provide appropriate collateral to secure its proportional share under the Quota Share Agreement of AII’s obligations to the AmTrust Ceding Insurers to whom AII is required to provide collateral. This collateral may be in the form of (a) funds (which may include cash and investments) loaned by Maiden Insurance to AII on an unsecured basis, for deposit into the Trust Accounts, pursuant to a loan agreement between those parties, (b) assets transferred by Maiden Insurance, for deposit into the Trust Accounts, (c) a letter of credit obtained by Maiden Insurance and delivered to an AmTrust Ceding Insurer on AII’s behalf (a “Letter of Credit”), or (d) premiums withheld by an AmTrust Ceding Insurer at Maiden Insurance’s request in lieu of remitting such premiums to AII (“Withheld Funds”). Maiden Insurance may provide any or a combination of these forms of collateral, provided that the aggregate value thereof equals Maiden Insurance’s proportionate share of its obligations under the Quota Share Agreement with AII as described below. If collateral is required to be provided to any other AmTrust Ceding Insurers under applicable law or regulatory requirements, Maiden Insurance will provide collateral to the extent required, although Maiden Insurance does not expect that such collateral will be required unless an AmTrust Ceding Insurer is domiciled in the United States. Maiden Insurance currently is satisfying, and expects to satisfy, its collateral requirements under the Quota Share Agreement by making loans to AII pursuant to a loan agreement between those parties. As of December 31, 2007, Maiden Insurance had loaned funds in the amount of $113.5 million to AII, which was the largest amount outstanding from the date of the first advance under the loan agreement (December 18, 2007) through December 31, 2007. We recorded accrued interest of $240,000 on the loan during the period from May 31, 2007 to December 31, 2007.

The amount of collateral Maiden Insurance is required to maintain, which is determined quarterly, equals its proportionate share of (a) the amount of ceded paid losses for which AII is responsible to such AmTrust Ceding Insurer but has not yet paid, (b) the amount of ceded loss reserves (including ceded reserves for claims reported but not resolved and losses incurred but not reported) for which AII is responsible to such AmTrust Ceding Insurer, and (c) the amount of ceded reserves for unearned premiums ceded by such AmTrust Ceding Insurer to AII. One or more forms of security described above must be maintained in the sum of these amounts until Maiden Insurance is no longer liable for its proportionate share of such obligations. Pursuant to the master agreement, if Maiden Insurance provides collateral by depositing assets in a Trust Account, AmTrust has agreed to cause AII not to commingle Maiden Insurance’s assets with AII’s other assets and to cause the AmTrust Ceding Insurers not to commingle Maiden Insurance’s assets with the AmTrust Ceding Insurers’ other assets if an AmTrust Ceding Insurer withdraws those assets.

AII has agreed that, if an AmTrust Ceding Insurer returns to AII excess assets withdrawn from a Trust Account, drawn on a Letter of Credit or maintained by such AmTrust Ceding Insurer as Withheld Funds, AII will immediately return to Maiden Insurance its proportionate share of such excess assets. AII has further agreed that if the aggregate fair market value of the amount of Maiden Insurance’s assets held in the Trust Account, the face amount of the Letter of Credit and Maiden Insurance’s portion of the Withheld Funds (to the extent Maiden Insurance has utilized each such form of collateral) exceeds Maiden Insurance’s proportionate share of AII’s obligations, or if an AmTrust Ceding Insurer misapplies any such collateral, AII will immediately return to Maiden Insurance an amount equal to such excess or misapplied collateral, less any amounts AII has paid to Maiden Insurance as described in the first sentence of this paragraph. In addition, if an AmTrust Ceding Insurer withdraws Maiden Insurance’s assets from a Trust Account and maintains those assets on its books as withheld funds, AII has agreed to pay to Maiden Insurance all interest, dividends and other income received on those assets (except to the extent Maiden Insurance’s proportionate share of AII’s obligations to that AmTrust Ceding Insurer exceeds the value of the collateral Maiden Insurance has provided), and net of unpaid fees Maiden Insurance owes to AIIM and its share of fees owed to the trustee of the Trust Accounts.

The loan agreement, as amended on February 15, 2008, contains the following terms and conditions, among others:

•	Commitment. For so long as Maiden Insurance remains liable to AII for business reinsured under the Quota Share Agreement, Maiden Insurance shall make advances under the loan to AII with respect to each AmTrust Ceding Insurer to which AII is obligated to provide security. Such loan will be in an amount equal to Maiden Insurance’s proportionate share of collateral for AII’s obligations, unless Maiden Insurance elects to fund or provide for collateral other than through advances under the loan. AII is entitled to request advances under the loan quarterly. Any advances shall be made within 10 days of each such request.
•	Use of Proceeds. AII will deposit loan proceeds in the applicable Trust Account.
•	Interest. Interest on the outstanding amount of the loan accrues at a floating rate equal to the one-month London Interbank Offered Rate (“LIBOR”) plus 90 basis points per annum computed on the basis of a 360-day year of twelve 30-day months. Interest is payable quarterly not later than 10 days following the end of the quarter.
•	Maturity Date. Each loan advance shall mature on the earliest to occur of (a) the date that is ten years following the date such advance was made, (b) the date on which Maiden Insurance no longer is liable for a proportionate share of AII’s obligations to an AmTrust Ceding Insurer and (c) the date on which Maiden Insurance is no longer required to secure such obligations.
•	Automatic Reduction in Principal: If an AmTrust Ceding Insurer applies loan proceeds to pay claims or return premiums to policyholders, the outstanding principal amount of the loan automatically shall be reduced by such amount (as shall be Maiden Insurance’s obligation to pay AII under the Quota Share Agreement), and as of the date of such application interest thereon shall no longer accrue.
•	Prepayments of Principal. If, as of the end of a calendar quarter, the principal amount of the loan proceeds (including the undistributed earnings and interest thereon) plus the value of any other collateral that Maiden Insurance has provided with respect to an AmTrust Ceding Insurer exceeds Maiden Insurance’s proportionate share of AII’s obligations to such AmTrust Ceding Insurer, AII shall pre-pay advances under the loan with respect to such AmTrust Ceding Insurer in an amount equal to the lesser of the amount of such advances or such excess, net, in either case, of any amounts due and payable by Maiden Insurance under the Quota Share Agreement.
•	Effect of AII Payment Default under Quota Share Agreement and Loan Agreement. Maiden Insurance will not be required to continue to make advances on the loan to the extent that AII has failed to return to Maiden Insurance amounts owed under the Quota Share Agreement (including with respect to collateral) or the loan agreement.

AmTrust has agreed to guarantee the complete and timely performance of each of AII’s obligations to Maiden Insurance under the Quota Share Agreement relating to the collateral described above. Further, AmTrust has agreed to guarantee the complete and timely performance of each of AII’s obligations to Maiden Insurance under the loan agreement between Maiden Insurance and AII. If AII experiences a Company Change in Control (as defined below) and Maiden Insurance chooses not to terminate the Quota Share Agreement, AmTrust’s guarantee obligations will terminate immediately and automatically.

Term and Termination. The initial term of the Quota Share Agreement is three years from the Effective Time. The Quota Share Agreement will automatically renew for successive three-year periods thereafter, unless either Maiden Insurance or AII notifies the other party of its election not to renew the Quota Share Agreement not less than nine months prior to the end of any such three-year period. In addition, Maiden Insurance and AII are entitled to terminate the Quota Share Agreement as described below.

Termination by Maiden Insurance. Maiden Insurance may terminate the Quota Share Agreement if:

•	AII is 30 or more days in arrears on a payment due to Maiden Insurance under the Quota Share Agreement and AII fails to cure that breach within 30 days following notice thereof (an “AmTrust Payment Default”);
•	AII becomes insolvent or similarly financially impaired;
•	AII ceases writing new or renewal business and elects to run off its existing business or an insurance or other regulatory authority orders such party to cease writing new or renewal business;
•	either (a) an individual person, corporation or other entity, or a group of commonly controlled persons, corporations or entities, acquires, including through merger, directly or indirectly, more than fifty percent (50%) of the voting securities of AII or obtains the power to vote (directly or through proxies) more than fifty percent (50%) of AII’s voting securities, except if such individual person, corporation or other entity is under common control with AII, or (b) AmTrust no longer directly or indirectly controls the power to vote more than fifty percent (50%) of AII’s voting securities (a “Company Change of Control”); provided that in no event shall the acquisition, including through merger, of more than fifty percent (50%) of the voting securities of AmTrust or of the power to vote (directly or through proxies) more than fifty percent (50%) of the voting securities of AmTrust, or the merger, combination or amalgamation of AmTrust into any person, or similar transaction pursuant to which AmTrust shall not be the surviving entity, be deemed a Company Change of Control; or
•	the shareholders’ equity of AII and the AmTrust Ceding Insurers, in aggregate, is reduced to 50% or less of the amount of their aggregate shareholders’ equity at either the inception of the Quota Share Agreement or at the latest renewal or anniversary date of the Quota Share Agreement.

If Maiden Insurance terminates the Quota Share Agreement in these circumstances, the Quota Share Agreement will terminate in full. Termination as a result of an AmTrust Payment Default shall be effective upon not less than 10 days prior written notice, and termination as a result of any other event described above shall be effective upon not less than 30 days prior written notice. Maiden Insurance may not terminate the Quota Share Agreement as a result of such an event unless that event is continuing on the date it delivers its notice of termination to AII. Further, Maiden Insurance must exercise its termination right within 30 days (and within 10 days, in the case of an AmTrust Payment Default) following the date on which it has actual knowledge that such event occurred.

Termination by AII. AII may terminate the Quota Share Agreement if:

•	Maiden Insurance is 30 or more days in arrears on a payment due to any AmTrust Ceding Insurer under the Quota Share Agreement and fails to cure that breach within 30 days following notice thereof (a “Maiden Insurance Payment Default”);
•	Maiden Insurance ceases writing new or renewal business and elects to run off its existing business or is ordered by a regulatory authority to do so;
•	Maiden Insurance becomes insolvent or similarly financially impaired;
•	either (a) an individual person, corporation or other entity, or a group of commonly controlled persons, corporations or entities, acquires, including through merger, directly or indirectly, more than fifty percent (50%) of the voting securities of Maiden Insurance or obtains the power to vote (directly or through proxies) more than fifty percent (50%) of the voting securities of Maiden Insurance, except if such individual person, corporation or other entity is under common control with Maiden Insurance or (b) Maiden Holdings no longer directly or indirectly controls the power to vote more than fifty percent (50%) of the voting securities of Maiden Insurance;

•	the shareholders’ equity of Maiden Insurance is reduced to 50% or less of the amount of its shareholders’ equity at either the Effective Time or at the latest renewal or anniversary date of the Quota Share Agreement; or
•	Maiden Insurance fails to maintain an A.M. Best rating of “A-” or better.

Termination as a result of a Maiden Insurance Payment Default shall be effective upon not less than 10 days prior written notice, and termination as a result of any other event described immediately above shall be effective upon not less than 30 days prior written notice. AII may not terminate the Quota Share Agreement as a result of such an event unless that event is continuing on the date it delivers its notice of termination to Maiden Insurance. Further, AII must exercise its termination right within 30 days (and within 10 days, in the case of a Maiden Insurance Payment Default) following the date on which it has actual knowledge that such event occurred.

Effect of Termination. If a party elects to terminate the Quota Share Agreement (including as a result of the events described under “— Termination by Maiden Insurance” and “— Termination by AII” above), all reinsurance under the Quota Share Agreement with respect to those Policies shall remain in force until the expiration date, anniversary date, or prior termination date of the Policies, unless, not later than 30 days following the effective date of termination, AII elects that Maiden Insurance shall not be liable for any losses occurring under those Policies on and after the date of termination. If AII makes that election, within 30 days from the date of termination, then Maiden Insurance shall return to AII the unearned premium applicable to those Policies in force at the time and date of termination, less the unearned portion of the ceding commission paid thereon.

Maiden Insurance’s Right to Discontinue Reinsuring Business Written by an AmTrust Ceding Insurer. If an AmTrust Ceding Insurer becomes insolvent or similarly financially impaired or ceases writing new or renewal business and elects to run off its existing business or an insurance or other regulatory authority orders such party to cease writing new or renewal business, or if an AmTrust Ceding Insurer Change in Control occurs with respect to any AmTrust Ceding Insurer, Maiden Insurance shall be entitled to elect not to reinsure any Policies issued or renewed by such AmTrust Ceding Insurer after the effective date of such event. For purposes of the Quota Share Agreement, an “AmTrust Ceding Insurer Change of Control” will be deemed to occur with respect to an AmTrust Ceding Insurer when either (a) an individual person, corporation or other entity, or a group of commonly controlled persons, corporations or entities, acquires, including through merger, directly or indirectly, more than fifty percent (50%) of the voting securities of such AmTrust Ceding Insurer or obtains the power to vote (directly or through proxies) more than fifty percent (50%) of the voting securities of such AmTrust Ceding Insurer, except if such individual person, corporation or other entity is under common control with the AmTrust Ceding Insurer, or (b) AmTrust no longer directly or indirectly controls the power to vote more than fifty percent (50%) of the voting securities of such AmTrust Ceding Insurer; provided that in no event shall the acquisition, including through merger, of more than fifty percent (50%) of the voting securities of AmTrust or of the power to vote (directly or through proxies) more than fifty percent (50%) of the voting securities of AmTrust, or the merger, combination or amalgamation of AmTrust into any person, or similar transaction pursuant to which AmTrust shall not be the surviving entity, be deemed an “AmTrust Ceding Insurer Change of Control.” If Maiden Insurance exercises this option (which it must exercise within 30 days following its knowledge of such event), all reinsurance of the business reinsured under the Quota Share Agreement written by the applicable AmTrust Ceding Insurer that is in force as of the date the event occurred will remain in effect until the expiration date, anniversary date or prior termination date of the related Policies, unless AII elects that Maiden Insurance will not be liable for any losses occurring under the Policies after the date the event occurred, in which case Maiden Insurance will return the unearned premium as of that date applicable to those Policies, less the unearned portion of the ceding commission paid thereon.

Mutual Opportunities. The master agreement provides that on any occasion when we and AmTrust are both presented with opportunities to insure, reinsure or acquire the same book of business, each company will refer the opportunities to a committee of its independent directors to decide whether that company wishes to pursue the opportunity. See “—Potential Conflicts of Interest with respect to Future Transactions.”

Excess of Loss Reinsurance

Effective January 1, 2008, we have a 45% participation in the working layer of AmTrust’s workers’ compensation excess of loss reinsurance program. The “working layer” of AmTrust’s excess of loss reinsurance program is the layer immediately above AmTrust’s retention. At present, the working layer is $9 million of losses and loss adjustment expenses per occurrence in excess of AmTrust’s $1 million per occurrence retention, subject to an annual aggregate deductible in the amount of $1.25 million. This participation was sourced through a reinsurance intermediary via open market placement in which competitive bids were solicited by an independent broker. The remaining 55% participation was placed with a single carrier. If we submit a proposal to AmTrust to provide excess reinsurance for higher layers, AmTrust has agreed to consider such proposal in its discretion.

Reinsurance of AmTrust Specialty Transportation Program

As of January 1, 2008, we have a 50% participation in a $4 million in excess of $1 million specialty transportation program written by AmTrust. This program provides primarily commercial auto coverage and, to a lesser extent, general liability coverage to private non-emergency para-transit and school bus service operators in New York State. The premium rates are rates developed by the Insurance Services Office, a third-party collector and provider of statistical, actuarial, underwriting and claims data for the property-casualty insurance industry. This participation was sourced through a reinsurance intermediary via open market placement in which competitive bids were solicited by an independent broker. Another broker market reinsurer holds the other 50% participation.

Asset Management Agreement

Maiden Insurance has entered into an asset management agreement with AIIM, an AmTrust subsidiary, pursuant to which AIIM has agreed to provide investment management services to Maiden Insurance. Pursuant to the asset management agreement, AIIM provides investment management services for an annual fee equal to 0.35% of average invested assets plus all costs incurred, except that this fee is not charged with respect to any assets invested in a hedge fund for which AmTrust or an affiliate earns a management fee or other compensation. We expect that a portion of our investment portfolio will be invested in hedge funds operated and managed by AmTrust. We will pay AmTrust a fee in connection with such investment. The annual fees associated with AmTrust’s current hedge fund are 1% of assets under management and 20% of all net gains. AmTrust receives a majority of these fees. The asset management agreement has an initial term of one year and is automatically renewable for additional one-year terms unless either party elects not to renew the agreement. Following the initial one-year term, the agreement may be terminated upon 30 days written notice by either party.

Reinsurance Brokerage Agreement

We have entered into a reinsurance brokerage agreement with AII Reinsurance Broker Ltd., a subsidiary of AmTrust. Pursuant to the brokerage agreement, AII Reinsurance Broker Ltd. provides brokerage services relating to the Quota Share Agreement for a fee equal to 1.25% of the premium reinsured from AII. The brokerage fee is payable in consideration of AII Reinsurance Broker Ltd.’s brokerage services. AII Reinsurance Broker Ltd. is not our exclusive broker. AII Reinsurance Broker Ltd. may, if mutually agreed, also produce reinsurance for us from other ceding companies, and in such cases we will negotiate a mutually acceptable commission rate.

IGI Intermediaries Limited Brokerage Services Agreement

We have entered into a brokerage services agreement with IGI Intermediaries Limited (“IGI Limited”), a subsidiary of AmTrust. Pursuant to the brokerage services agreement, IGI Limited provides marketing services to us which includes providing marketing material to potential policyholders, providing us with market information on new trends and business opportunities and referring new brokers and potential policyholders to us. A fee equal to IGI Limited’s costs in setting up to provide and in providing such services plus 8% is payable in consideration of IGI Limited’s marketing services. IGI Limited is not our exclusive broker.

IGI Intermediaries, Inc. Brokerage Services Agreement

We have entered into a brokerage services agreement with IGI Intermediaries, Inc. (“IGI Inc.”), a subsidiary of AmTrust. Pursuant to the brokerage services agreement, IGI Inc. solicits and submits proposals to us for reinsurance of specialized property and casualty programs underwritten by small insurers and managing general agents and refers and introduces brokers and potential insurance company cedents to us. A fee equal to IGI Inc.’s costs in setting up to provide and in providing such services plus 8% is payable in consideration of IGI Inc.’s marketing services. IGI Inc. is not our exclusive broker.

Amendment to Original Master Agreement

We entered into the master agreement with AmTrust at the time of our private offering. The original master agreement provided that Maiden Insurance would enter into two reinsurance agreements, in the forms attached as exhibits to the master agreement, with the AmTrust Ceding Insurers (one reinsurance agreement for the U.S. AmTrust Ceding Insurers and one for the non-U.S. AmTrust Ceding Insurers). Since that time, and prior to entering into the reinsurance agreements attached as exhibits to the original master agreement, we and AmTrust agreed to amend the master agreement in certain respects, including with respect to the terms of the reinsurance agreements that we and AmTrust would cause Maiden and the AmTrust Ceding Insurers, respectively, to enter into. The principal changes that we and AmTrust agreed to make are summarized below:

•	Parties to the Quota Share Agreement. Under the master agreement, as originally executed, Maiden Insurance would have reinsured the AmTrust Ceding Insurers directly. Under the Quota Share Agreement and amendment No. 1 to the master agreement (the “Amendment”), AII reinsures the AmTrust Ceding Insurers directly, and Maiden Insurance reinsures AII pursuant to the Quota Share Agreement. As a result of the Amendment, Maiden Insurance has no direct contractual relationship with the AmTrust Ceding Insurers and the Quota Share Agreement is not subject to the review and approval of the domiciliary insurance regulators of the U.S. AmTrust Ceding Insurers. Pursuant to the Amendment, AmTrust has agreed to cause AII and the AmTrust Ceding Insurers to take certain actions for the benefit of Maiden Insurance, and has agreed to guarantee AII’s obligations under the Quota Share Agreement relating to the collateral to be provided by Maiden Insurance and under the loan agreement between Maiden Insurance and AII. See “— Quota Share Agreement and Master Agreement.”
•	Maximum Liability. Under the master agreement, as originally executed, Maiden Insurance’s maximum liability in respect of a single reinsured loss would not exceed $2 million, including liability for Loss Adjustment Expenses, Extra-Contractual Obligations and Losses in Excess of Policy Limits. Under the Amendment, the $2 million limit of liability does not include liability for Loss Adjustment Expenses, Extra-Contractual Obligations and Losses in Excess of Policy Limits, and there is no limit on Maiden Insurance’s maximum liability for these losses. However, AmTrust currently maintains excess of loss reinsurance for its workers’ compensation business covering extra-contractual obligations and losses in excess of policy limits, which coverage indemnifies AII and the AmTrust Ceding Insurers for 90% of $9 million in excess of the first $1 million of losses, 100% of $10 million in excess of $10 million of losses and 90% of $110 million in excess of $20 million of losses. AmTrust has agreed to use commercially reasonable efforts to maintain excess of loss reinsurance covering extra-contractual obligations and losses in excess of policy limits as currently in force. In addition, Maiden Insurance will not reinsure any risk under a Policy if the AmTrust Ceding Insurer’s retention with respect to such risk exceeds $5 million.
•	Scope of Extra-Contractual Obligations and Losses in Excess of Policy Limits. For purposes of the original reinsurance agreements, “extra-contractual obligations” and “losses in excess of policy limits” were defined to expressly exclude, among other acts, losses incurred by an AmTrust Ceding Insurer as a result of its bad faith or fraud or as a result of criminal acts. Under the Quota Share Agreement these terms are defined to include bad faith and fraud on the part of AII or an AmTrust Ceding Insurer, but exclude fraudulent and criminal acts by a director or executive officer of AII or of an AmTrust Ceding Insurer and criminal acts by AII or an AmTrust Ceding Insurer.
•	Ceding Commissions. For purposes of the original reinsurance agreements, ceding commissions included a provision for all assessments. Under the Amendment, assessments based on losses by the AmTrust Ceding Insurers are not covered by the ceding commission payment and Maiden Insurance would be obligated to indemnify AII for its proportionate share of such assessments.
•	Security. Under the original master agreement, Maiden Insurance intended to secure its obligations under the Quota Share Agreement with the U.S. AmTrust Ceding Insurers by depositing assets into trust accounts established for their benefit. Maiden Insurance and each of the U.S. AmTrust Ceding Insurers would have entered into a reinsurance trust agreement in order to accomplish the foregoing. Under the Amendment, Maiden Insurance has agreed to provide appropriate collateral to secure its proportional share of AII’s obligations to the AmTrust Ceding Insurers. Maiden Insurance may provide this collateral in various ways, and it currently is satisfying, and expects to satisfy, its collateral requirements by lending funds (which may include cash and investments) on an unsecured basis to AII pursuant to a loan agreement between those parties. AII would in turn deposit these funds in Trust Accounts that AII would establish for the benefit of the U.S. AmTrust Ceding Insurers. AII has agreed to return to Maiden Insurance any assets of Maiden Insurance that an AmTrust Ceding Insurer misapplies or retains, subject to certain deductions. AmTrust has agreed to guarantee all of AII’s obligations under the Quota Share Agreement relating to security provided for the benefit of the AmTrust Ceding Insurers (including the foregoing obligation) and the loan agreement. If AII experiences a change in control and Maiden Insurance chooses not to terminate the Quota Share Agreement, the guarantee is terminated.
•	Premiums Ceded. Under the original reinsurance agreements, commission expense incurred by IGI was not deducted from the premiums ceded to Maiden Insurance. Under the Quota Share Agreement, the premiums ceded to Maiden Insurance are net of commission expense incurred by IGI. IGI calculates and reports its loss ratio net of commission expense incurred.
•	Termination Events.
•	Payment Default. Under the original reinsurance agreements, in the event of a payment default by one party, the other party could terminate the reinsurance agreements, subject to a five-day cure period. Under the Quota Share Agreement, the cure period for a payment default is 30 days.
•	Change in Control of an AmTrust Ceding Insurer. Under the original reinsurance agreements, Maiden Insurance would have been permitted to terminate the reinsurance agreements, as to an AmTrust Ceding Insurer, if an unaffiliated person directly or indirectly acquired a majority interest in that AmTrust Ceding Insurer or if AmTrust no longer directly or indirectly controlled a majority interest in it. The reinsurance agreements would have remained in effect as to all AmTrust Ceding Insurers that did not experience the change in control. Under the Quota Share Agreement, Maiden Insurance may terminate the Quota Share Agreement in full if AII undergoes a change in control. If an AmTrust Ceding Insurer undergoes a change in control, Maiden Insurance may elect to no longer assume new business reinsured under the Quota Share Agreement written by that AmTrust Ceding Insurer, and the Quota Share Agreement will otherwise remain in effect.
•	Insolvency and Run-off. Under the original reinsurance agreements, Maiden Insurance would have been entitled to terminate the reinsurance agreements in full if any AmTrust Ceding Insurer became insolvent or similarly financially impaired or ceased writing new business or experienced a decrease in policyholders’ surplus of 50% or more. Under the Quota Share Agreement, Maiden Insurance is not entitled to terminate the Quota Share Agreement if the policyholders’ surplus of an AmTrust Ceding Insurer decreases by 50% or more. If an AmTrust Ceding Insurer becomes insolvent or similarly financially impaired or ceases writing new business, Maiden Insurance may elect to no longer assume new business reinsured under the Quota Share Agreement written by that AmTrust Ceding Insurer, and the Quota Share Agreement will otherwise remain in effect. If AII experiences any of these events except decrease in policyholder surplus of 50% or more, Maiden Insurance may terminate the Quota Share Agreement in full.
•	Decrease in Policyholders’ Surplus. Under the original reinsurance agreements, Maiden Insurance would have been permitted to terminate the reinsurance agreements in full if any AmTrust Ceding Insurer experienced a decrease in policyholders’ surplus of 50% or more. Under the Quota Share Agreement, Maiden Insurance is not entitled to terminate the Quota Share Agreement if the policyholders’ surplus of an AmTrust Ceding Insurer decreases by 50% or more. However, if the combined shareholders’ equity of AII and the AmTrust Ceding Insurers decreases by 50% or more, Maiden Insurance may terminate the Quota Share Agreement.

•	Time to Elect to Terminate. Under the original reinsurance agreements, there was no express time period during which a party was required to elect to terminate the reinsurance agreements upon the occurrence of a termination event. Under the Quota Share Agreement, the party must exercise the termination right within 30 days of its actual knowledge of the triggering event, or 10 days in the case of a payment default.

Amendment to Quota Share Agreement

The Quota Share Agreement originally provided for a ceding commission that was initially set at 31% of the ceded Subject Premium and would be adjusted every six months beginning July 1, 2008 and every six months thereafter, based on the net loss ratio of all business ceded under the Quota Share Agreement from the Effective Time through the date that is six months prior to the adjustment date. The 31% ceding commission rate would increase by 0.5% for every 1.0% decline in the net loss ratio below 60% up to a maximum ceding commission of 32%, and would decrease by 0.5% for every 1.0% increase in the net loss ratio above 60%, subject to a minimum ceding commission of 30%. Maiden Insurance and AII agreed to amend the Quota Share Agreement, effective July 1, 2007, to provide for a fixed ceding commission rate of 31% that may be adjusted if the mix of business ceded to us changes.

Amendment to Loan Agreement

The loan agreement originally provided interest to accrue on the funds loaned by Maiden Insurance to AII in an amount equal to the actual amount of dividends, interest and other income earned on the portion of the loan proceeds held in the Trust Accounts or in segregated accounts maintained by the AmTrust Ceding Insurers. To the extent that the principal amount of the loan proceeds (including the undistributed earnings and interest thereon) plus the value of any other collateral that Maiden Insurance provided with respect to an AmTrust Ceding Insurer exceeded Maiden Insurance's proportionate share of AII's obligations to such AmTrust Ceding Insurer, AII was obligated to pay such earnings and interest to Maiden Insurance quarterly, less any amounts due and payable by Maiden Insurance under the Quota Share Agreement or the Asset Management Agreement and less Maiden Insurance's proportionate share of fees owed to the trustee of the Trust Accounts. On February 15, 2008, we amended the loan agreement to provide that the interest on the outstanding amount of the loan would accrue at a floating rate equal to one-month LIBOR plus 90 basis points per annum and that such interest would be payable quarterly not later than 10 days following the end of the quarter. At the time we amended the loan agreement, we did not expect the change in the interest rate to have a significant effect in the near term on the amount of interest payable on the loan. We cannot predict how the change will affect the amount of interest over longer periods.

Potential Conflicts of Interest with Respect to Future Transactions

Barry D. Zyskind, our Chairman of the Board, is the President and Chief Executive Officer of AmTrust and, together with George Karfunkel and Michael Karfunkel, owns approximately 59% of the outstanding common stock of AmTrust. Mr. Zyskind is also the son-in-law of Michael Karfunkel, who is a major shareholder and the non-executive Chairman of the board of directors of AmTrust. In addition, Max G. Caviet, our Chief Executive Officer, is currently employed by AmTrust (and Mr. Caviet is an executive of AmTrust) and is expected to continue to serve in his current position at AmTrust for a transition period which is not expected to extend beyond June 30, 2008. In addition, Mr. Caviet will continue to own options and equity in AmTrust. One of our directors, Yehuda L. Neuberger, is the son-in-law of George Karfunkel, who is a major shareholder and director of AmTrust, and Mr. Neuberger is employed by American Stock Transfer & Trust Company, a company controlled by George Karfunkel and Michael Karfunkel. Furthermore, other members of our executive management, including our Chief Operating Officer, are former managers of AmTrust. Conflicts of interest could arise with respect to business opportunities that could be advantageous to AmTrust or its subsidiaries, on the one hand, and us or our subsidiary, on the other hand. In addition, potential conflicts of interest may arise should the interests of AmTrust and Maiden Holdings diverge. From time to time, we and AmTrust may both be presented with opportunities to insure, reinsure or acquire the same book of business. Because of the overlaps between our and AmTrust’s shareholders and management, we and AmTrust have agreed that in such cases, the opportunities will be referred to a committee of independent directors of each company to decide whether that company wishes to pursue the opportunity.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Our SEC filings may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of all or any part of our filings may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Website Access to our Periodic SEC Reports

The Internet address of our corporate website is http://www.maiden.bm. We make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this Annual Report and will not be part of any periodic or current reports to be filed by us with the SEC.

MAIDEN HOLDINGS, LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders
of Maiden Holdings, Ltd.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Maiden Holdings, Ltd. and its subsidiary at December 31, 2007, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 16(b) present fairly, in all material respects, the information set out therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Hamilton, Bermuda
March 28, 2008, except for Note 14, as to which the date is April 23, 2008

A list of partners can be obtained from the above address
PricewaterhouseCoopers refers to the members of the worldwide PricewaterhouseCoopers organisation

MAIDEN HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEET
As of December 31, 2007
(in thousands (000’s), except per share data)

ASSETS
Fixed maturities, available-for-sale, at fair value (amortized cost $488,765)	$474,789
Other investments, at fair value (cost $15,176)	15,656
Total investments	490,445
Cash and cash equivalents	35,729
Accrued investment income	3,204
Reinsurance balances receivable, net (primarily with related parties - see note 11)	27,990
Loan to related party (see note 11)	113,542
Prepaid expenses and other assets	454
Deferred commission and other acquisition costs (solely with related parties - see note 11)	44,215
Furniture and equipment, net	29
Total Assets	$715,608
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Loss and loss adjustment expense reserves (primarily with related parties - see note 11)	$38,508
Unearned premiums (primarily with related parties - see note 11)	137,166
Accrued expenses and other liabilities	2,589
Total Liabilities	178,263
Commitments and contingencies (see note 10)	—
Shareholders’ Equity:
Common shares, $.01 par value; 100,000,000 shares authorized, 59,550,000 issued and outstanding	596
Additional paid-in capital	529,647
Accumulated other comprehensive loss	(13,496)
Retained earnings	20,598
Total Shareholders’ Equity	537,345
Total Liabilities and Shareholders’ Equity	$715,608

See accompanying notes to consolidated financial statements.

MAIDEN HOLDINGS, LTD.

CONSOLIDATED STATEMENT OF INCOME
For the Period May 31, 2007 to December 31, 2007
(in thousands (000’s), except per share data)

Revenues:
Premium income:
Net premium written (primarily with related parties - see note 11)	$247,353
Change in unearned premium	(137,166)
Net earned premium	110,187
Net investment income	15,233
Net realized gain on investments	170
Total revenues	125,590
Expenses:
Loss and loss adjustment expense (primarily with related parties - see note 11)	65,017
Commission and other acquisition expenses (solely with related parties - see note 11)	35,525
Salaries and benefits	1,016
Other general and administrative expenses	1,945
Total expenses	103,503
Net income	$22,087
Basic and diluted earnings per common share	$0.44
Dividends declared per common share	$0.025

See accompanying notes to consolidated financial statements.

MAIDEN HOLDINGS, LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period May 31, 2007 to December 31, 2007
(in thousands (000’s), except per share data)

Cash flows from operating activities:
Net income	$22,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3
Net realized gain on sales of investments	(170)
Amortization of bond premium and discount	(182)
Non-cash share compensation expense	314
Changes in assets - (increase):
Reinsurance balances receivable	(27,990)
Accrued investment income	(3,204)
Deferred commission and other acquisition costs	(44,215)
Prepaid expenses and other assets	(454)
Changes in liabilities - increase:
Accrued expenses and other liabilities	2,589
Loss and loss adjustment expense reserves	38,508
Unearned premiums	137,166
Net cash provided by operating activities	124,452
Cash flows from investing activities:
Purchases of investments:
Purchases of fixed-maturity securities	(643,140)
Purchases of other investments	(15,176)
Sale of investments:
Proceeds from sales of fixed-maturity securities	55,288
Loan to related party	(14,103)
Purchase of furniture and equipment	(32)
Net cash outflow from investing activities	(617,163)
Cash flows from financing activities:
Dividend paid	(1,489)
Issuance of common shares net of expenses	529,929
Net cash provided by financing activities	528,440
Net increase in cash and cash equivalents	35,729
Cash and cash equivalents, beginning of the period	—
Cash and cash equivalents, end of the period	$35,729

Supplemental schedule of non-cash investing activities:

The Company transferred fixed maturity securities at fair value to satisfy its obligation to provide collateral under the Quota Share Agreement thus increasing the loan to related party.

Fixed maturity securities, at fair value	(99,439)
Loan to related party	99,439

See accompanying notes to consolidated financial statements.

MAIDEN HOLDINGS, LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period May 31, 2007 to December 31, 2007
(in thousands (000’s), except per share data)

	Common Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Equity
Balance at May 31, 2007	$—	$—	$—	$—	$—
Net income	—	—	—	22,087	22,087
Net unrealized losses	—	—	(13,496)	—	(13,496)
Comprehensive Income					8,591
Founding shareholders’ proceeds	78	49,922	—	—	50,000
Private offering net proceeds	518	479,411	—	—	479,929
Share based compensation	—	314	—	—	314
Dividends to shareholders’	—	—	—	(1,489)	(1,489)
Balance at December 31, 2007	$596	$529,647	$(13,496)	$20,598	$537,345

See accompanying notes to consolidated financial statements.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

1. General

Maiden Holdings, Ltd. (sometimes referred to as the “Company”), is a Bermuda company organized to provide, through an insurance subsidiary, property and casualty insurance and reinsurance business solutions primarily to small insurance companies and program underwriting agents in the United States and Europe. The Company was formed to take advantage of opportunities that management of the Company believes exist in the insurance and reinsurance industry for providing traditional quota share reinsurance and excess of loss reinsurance. The Company was incorporated in the Cayman Islands on May 31, 2007. On June 20, 2007, the Bermuda Monetary Authority (the “BMA”) approved the formation of Maiden Holdings, Ltd. allowing for change of jurisdiction of organization to Bermuda. Effective June 29, 2007, the BMA approved the registration of the Company’s insurance subsidiary, Maiden Insurance Company, Ltd. (“Maiden Insurance”). The Company’s fiscal-year end is December 31.

On June 14, 2007, the Company received subscriptions for an aggregate of 7,800,000 common shares from Michael Karfunkel, George Karfunkel and Barry D. Zyskind (sometimes referred to as the “Founding Shareholders”) for $50,000. On July 3 and July 13, 2007, the Company sold an aggregate of 51,750,000 common shares in a private placement exempt from registration under the Securities Act of 1933 at a net purchase price of $9.30 per share to Friedman, Billings, Ramsey & Co., Inc. (“FBR”), the initial purchaser of some of the shares, and directly to certain investors. FBR resold the shares it purchased to investors pursuant to Rule 144A and Regulation S under the Securities Act. The Company raised $479,929 in net proceeds from the private offering.

2. Significant Accounting Policies

Basis of Reporting — The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Maiden Insurance Company, Ltd. All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions, which include the reserves for losses and loss adjustment expenses, are subject to considerable estimation adjustment due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years. In addition, estimates and assumptions associated with the recognition and amortization of deferred policy acquisition costs, the determination of fair value of invested assets and related impairments require considerable judgment by management. On an on-going basis, management reevaluates its assumptions and the methods of calculating its estimates. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Cash Equivalents — The Company maintains its cash accounts in several banks and brokerage institutions. Cash equivalents consist of investments in money market funds and short-term investments with an original maturity of 90 days or less and are stated at cost, which approximates fair value.

Premiums — Reinsurance arrangements are those that qualify for reinsurance accounting in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”. Reinsurance premiums written, other than specialty risk and extended warranty, are recorded and recognized as earned in line with and on a pro-rata basis over the terms of the underlying policies. Reinsurance premiums on specialty risk and extended warranty are earned based on the estimated program coverage period. These estimates are based on the expected distribution of coverage periods by contract at inception,

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

2. Significant Accounting Policies  – (continued)

because a single contract may contain multiple coverage period options and these estimates are revised based on the actual coverage period selected by the original insured. Unearned premiums represent the portion of premiums written which is applicable to the unexpired term of the contract or policy in force. These premiums can be subject to estimates based upon information received from ceding companies and any subsequent differences arising on such estimates are recorded in the period in which they are determined. Net premiums earned are presented after deductions for reinsurance ceded as applicable.

Loss and Loss Adjustment Expenses Incurred — Loss and loss adjustment expenses (“LAE”) represent the estimated ultimate net costs of all reported and unreported losses incurred through December 31. The reserves for unpaid losses and LAE are estimated using individual case-basis valuations and statistical analyses and are not discounted. Although considerable variability is inherent in the estimates of reserves for losses and LAE, management believes that the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Such adjustments are included in current operations.

Investments — The Company follows FASB SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires categorization of fixed maturities as held-to-maturity, available-for-sale or trading and equity securities as available-for-sale or trading.

Fixed maturities (bonds and certificates of deposit) that the Company has the specific intent and ability to hold until maturity are carried at amortized cost. Fixed maturities that the Company does not have the positive intent and ability to hold to maturity and all equity securities (common stocks, mutual funds and non-redeemable preferred stock) are classified as available-for-sale and carried at fair value. Unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income.

For mortgage backed securities, the Company recognizes income using the interest method based on anticipated prepayments and expected maturities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The amortized cost of such securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of such security with any difference included in net investment income when determined.

Other investments consist of investments in hedge funds. Hedge funds are reported at fair value in accordance with SFAS No. 115 based on financial information received from the fund managers and other information available to management. Unrealized gains or losses on other investments are reported as a component of accumulated other comprehensive income.

Net investment income consists primarily of interest and dividends less expenses. Interest on fixed maturities, adjusted for any amortization of premium or discount, is recorded as income when earned. Investment expenses are accrued as incurred. Realized investment gains or losses are computed using the specific costs of securities sold, and, if applicable, include write-downs on investments having other-than-temporary decline in value.

The Company evaluates its investment securities for other-than-temporary declines based on quantitative and qualitative factors. Management evaluates whether temporary or other than temporary impairments (“OTTI”) have occurred on a case by case basis. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the other than temporary impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

2. Significant Accounting Policies  – (continued)

amortized cost; (ii) whether the issuer is experiencing significant financial difficulties; (iii) financial difficulties being experienced by an entire industry sector or sub-sector; (iv) economically depressed geographic locations; (v) situations where the issuer, series of issuers or industry has a catastrophic type of loss or has exhausted natural resources; (vi) situations where it is determined that an impairment is attributable to changes in market interest rates, the Company’s ability and intent to hold impaired securities until recovery of fair value at or above cost; and (vii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Assumed Commission Expense and Deferred Policy Acquisition Costs  — Assumed commission expense on reinsurance premiums assumed is expensed in a manner consistent with the recognition of reinsurance premiums assumed, generally on a pro-rata basis over the terms of the policies reinsured. Acquisition costs represent the costs of writing business that vary with, and are primarily related to, the production of insurance and reinsurance business. Policy and contract acquisition costs, including assumed commissions and other direct operating expenses are deferred and recognized as expense as related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs and believes they are fully recoverable. A premium deficiency is recognized if the sum of anticipated losses and loss adjustment expenses, unamortized acquisition costs and anticipated investment income exceeds unearned premium.

Furniture and Equipment — Furniture and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

Furniture and fixtures	3 years
Computer equipment	3 years

Earnings Per Share — Basic earnings per share is computed based on the weighted-average number of common shares outstanding. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period adjusted for the dilutive impact of warrants and share options using the treasury stock method. There were no dilutive potential common shares for the period from May 31 to December 31, 2007.

Share Compensation Expense — The Company accounts for its share compensation plans in accordance with SFAS 123R “Share-Based Payment”. Accordingly, the Company recognizes the compensation expense for share option grants, based on the fair value of the award on the date of grant, over the vesting period, which is the requisite service period. The fair value of the grant will amortize ratably over its vesting period as a charge to compensation expense and an increase to additional paid in capital in Shareholders’ Equity. At this time, the Company has granted share options but has not issued restricted shares.

Offering and Incorporation Expense — Offering expenses incurred in connection with the Company’s common share offering which closed in July 2007 (the “private offering”) were recorded as a reduction of paid in capital. Incorporation expenses not related to the raising of capital are expensed as incurred and included in other general and administrative expenses.

Segment Reporting — The Company manages its operations through one reportable segment: reinsurance – see note 14.

Fair Value of Financial Instruments — Fair value for fixed maturity and equity securities is based on quoted market prices or, if they are not actively traded, on estimated values obtained from independent pricing services. Fair values of other financial instruments approximate their carrying values.

Recent Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

2. Significant Accounting Policies  – (continued)

fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. The Company does not believe the adoption of SFAS No. 157, which becomes effective in 2008, will have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities that the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined.

3. Investments

The original or amortized cost, estimated fair value and gross unrealized appreciation and depreciation of available-for-sale securities and other investments as of December 31, 2007, are presented in the table below:

(a) Available-for-Sale Securities and Other Securities

	Original or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other investments	$15,176	480	—	15,656
Available for sale - fixed maturities:
Mortgage backed securities	204,363	660	—	205,023
Corporate fixed maturities	284,402	445	(15,081)	269,766
Total Fixed Maturities	488,765	1,105	(15,081)	474,789
	$503,941	$1,585	$(15,081)	$490,445

(b) Investment Income

Net investment income was derived from the following sources:

Period from May 31, 2007 to December 31, 2007
Fixed maturities	$9,654
Cash and cash equivalents	6,312
Loan to related party	240
16,206
Less: Investment expenses	(973)
Net investment income	$15,233

(c) Other-Than-Temporary Impairment

We review our investment portfolio for impairment on a quarterly basis. Impairment of investment securities results in a charge to operations when a fair value decline below cost is deemed to be

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

3. Investments  – (continued)

other-than-temporary. As of December 31, 2007, we reviewed our portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. During the period from May 31, 2007 to December 31, 2007, there were no other-than-temporary declines in the fair values of the securities held in our investment portfolio.

The tables below summarize the gross unrealized losses of our available-for-sale securities and other investments as of December 31, 2007:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	($ in thousands)
Other investments	$—	—	$—	—	$—	—
Available-for-sale securities:
Mortgage-backed securities	—	—	—	—	—	—
Corporate fixed maturities	249,233	(15,081)	—	—	249,233	(15,081)
Total temporarily impaired available-for-sale securities and other investments	$249,233	$(15,081)	—	—	249,233	(15,081)

(d) Realized Gains and Losses

The table below indicates the gross realized gains and losses for the period from May 31, 2007 to December 31, 2007

	Gross Realized Gains on Sales	Gross Realized Losses on Sales	Net Realized Gains on Sales
Cash and cash equivalents	$6	$(1)	$5
Fixed maturities	209	(44)	165
	$215	$(45)	$170

A summary of the Company’s available-for-sale corporate fixed maturity securities at December 31, 2007 by contractual maturity is shown below. Expected maturities for mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-Sale fixed maturities:

	Amortized Cost	Fair Value
Corporate fixed maturities
Due in one year or less	$19,904	$19,779
Due after one through five years	72,194	69,908
Due after five through ten years	192,304	180,079
Due after ten years	—	—
	284,402	269,766
Mortgage backed securities	204,363	205,023
Total fixed maturities	$488,765	$474,789

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

4. Furniture and Equipment, Net

The following table provides a reconciliation of our furniture and equipment as of December 31, 2007:

December 31, 2007
Furniture and Equipment	32
Less: Accumulated depreciation	(3)
$29

5. Loss and Loss Adjustment Expense Reserves

The following table provides a reconciliation of the beginning and ending balances for unpaid loss and loss adjustment expense reserves, reported in the accompanying consolidated balance sheet as of December 31, 2007:

Period from May 31, 2007 to December 31, 2007
Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of period	$—
Less: Reinsurance recoverables at beginning of period	—
Net balance, beginning of period	—
Incurred related to:
Current period	65,017
Prior year	—
Total incurred losses during the period	65,017
Paid losses and LAE related to:
Current period	(26,509)
Prior year	—
Total payments for losses and LAE	(26,509)
Net balance, December 31	38,508
Plus: reinsurance recoverables at end of period	—
Unpaid losses and LAE, gross of related reinsurance recoverables at end of period	$38,508

Management believes that its use of both AmTrust’s historical experience and industry-wide loss development factors provide a reasonable basis for estimating future losses. As the Company writes more business and develops more credible data, the Company expects to assign more weight to its historical experience than to AmTrust’s historical experience and industry-wide results. In either case, future events beyond the control of management, such as changes in law, judicial interpretations of law, and inflation may favorably or unfavorably impact the ultimate settlement of the Company’s loss and LAE reserves.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated changes in claim costs due to inflation are considered in estimating the ultimate claim costs, changes in average severity of claims are caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

6. Quota Share Agreement with AmTrust

Maiden Insurance has entered into a quota share reinsurance agreement (the “Quota Share Agreement”) with AmTrust’s Bermuda reinsurance subsidiary, AmTrust International Insurance, Ltd. (“AII”). AII reinsures all of AmTrust’s U.S., Irish and U.K. insurance company subsidiaries (the “AmTrust Ceding Insurers”). Pursuant to the Quota Share Agreement, commencing as of 12:01 a.m. on July 1, 2007 (the “Effective Time”), Maiden Insurance reinsures, through AII, 40% of all Ultimate Net Loss each such AmTrust Ceding Insurer incurs as a result of risks attaching during the term of the Quota Share Agreement under all of their respective workers’ compensation, specialty middle-market property and casualty (consisting of workers’ compensation, general liability, commercial property, commercial automobile liability and auto physical damage insurance placed through program underwriting agents), specialty risk and extended warranty policies in-force during the term of the Quota Share Agreement (the “Policies”). The lines of insurance included in the Policies are the only kinds of insurance that the AmTrust Ceding Insurers wrote at the time we entered into the Quota Share Agreement and exclude risks for which the AmTrust Ceding Insurers’ net retention exceeds $5,000. Maiden Insurance’s maximum liability in respect of a single reinsured loss under a Policy (other than any loss adjustment expenses, extra-contractual obligations or loss in excess of policy limits attributable thereto) shall not exceed $2,000. “Ultimate Net Loss” means the sum actually paid or to be paid by an AmTrust Ceding Insurer in settlement of losses for which it is liable, after making deductions for all unaffiliated inuring reinsurance, whether collectible or not, and all other recoveries, and shall include loss adjustment expenses, extra-contractual obligations and loss in excess of policy limits. Pursuant to the Quota Share Agreement, AII transferred to Maiden Insurance on December 4, 2007 an amount equal to 40% of the portion of the direct premiums attributable to the Policies that was unearned as of the Effective Time and 40% of net premiums written in the three months ended September 30, 2007. In addition, for the term of the Quota Share Agreement, Maiden Insurance will be entitled to receive reinsurance premium in an amount equal to 40% of the AmTrust Ceding Insurers’ gross written premiums in respect of business covered under the Quota Share Agreement, net of the cost of unaffiliated inuring reinsurance (the “Subject Premium”). Maiden Insurance pays AII a ceding commission of 31% of the ceded Subject Premium. AII has agreed that the ceding commission includes provision for all commissions, taxes, assessments (other than assessments based on losses), and all other expenses of whatever nature, except loss adjustment expenses. AmTrust has agreed that, if the AmTrust Ceding Insurers elect to write lines of insurance other than the Policies, AII must offer Maiden Insurance the opportunity to reinsure such policies.

7. Earnings Per Share

The following is a summary of the elements used in calculating basic and diluted earnings per share:

Period from May 31, 2007 to December 31, 2007
Net income available to common shareholders	$22,087
Weighted average number of common shares outstanding – basic	50,759,772
Potentially dilutive securities:
Warrants	—
Share options	—
Weighted average number of common shares outstanding – diluted	50,759,772
Basic and diluted earnings per common share:	$0.44

As of December 31, 2007, the total weighted-average of 3,767,442 warrants and 483,177 share options were excluded from diluted earnings per share as they were anti-dilutive.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

8. Share Based Compensation

The Company’s 2007 Share Incentive Plan (the “Plan”) provides for grants of options and restricted shares. The total number of shares currently reserved for issuance under the Plan is 2,800,000 common shares. The Plan is administered by the Compensation Committee of the Board of Directors. Exercise prices of options will be established at or above the fair market value of the Company’s common shares at the date of grant. Under the 2007 Share Incentive Plan, unless otherwise determined by the compensation committee and provided in an award agreement, 25% of the options will become exercisable on the first anniversary of the grant date, with an additional 6.25% of the options vesting each quarter thereafter based on the grantee’s continued employment over a four-year period, and will expire ten years after grant date.

Share Options

The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all share option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The adoption of SFAS 123-R’s fair value method has resulted in share-based expense (a component of salaries and benefits) in the amount of approximately $314 for the period from May 31, 2007 to December 31, 2007.

The Company awarded options during the period from May 31 to December 31, 2007. The key assumptions used in determining the fair value of options granted in 2007 and a summary of the methodology applied to develop each assumption are as follows:

Assumptions:	2007
Volatility	35.3%
Risk-free interest rate	4.95%
Weighted average expected lives in years	6.1 years
Forfeiture rate	0%
Dividend yield rate	1%

Expected Price Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. At the times the Company granted options, there was no external market for the Company’s common shares. Thus, it was not possible to use actual experience to estimate the expected volatility of the price of the common shares in estimating the value of the options granted. As a substitute for such estimate, the Company used the historical volatility of companies in the industry in which the Company operates.

Risk-Free Interest Rate — This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives — This is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns. The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period as historical exercise data is not available and the options meet the requirements set out in the Bulletin. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield Rate — We assumed a dividend yield rate of 1% annually, which was derived by dividing anticipated annual dividends of $0.10 per common share by the offering price of $10.00 per share in the private offering.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

8. Share Based Compensation  – (continued)

The following schedule shows all options granted, exercised, expired and exchanged under the Plan for the for the period from May 31 to December 31, 2007:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding, beginning of period	—	$—	—
Granted	716,000	10.00	9.6 years
Exercised	—	—
Cancelled	—	—
Outstanding, December 31, 2007	716,000	$10.00	9.6 years

The weighted average grant date fair value was $3.77 for the period from May 31, 2007 to December 31, 2007. As of December 31, 2007, there was approximately $2,384 of total unrecognized compensation cost related to non-vested share-based compensation arrangements.

9. Shareholders’ Equity

(a) Authorized and issued — The Company’s authorized share capital is 100,000,000 common shares with a par value of $0.01 per share, of which there are 59,550,000 common shares issued and outstanding. A total of 7,800,000 shares were issued to the Founding Shareholders in consideration of their investment of $50,000 in the Company and a further 51,750,000 common shares were sold by the Company in a private placement which raised approximately $479,929 in net proceeds (See Note 1). The holders of our common shares are entitled to receive dividends and are allocated one vote per share, subject to downward adjustment under certain circumstances.

(b) Warrants — In connection with the formation by our Founding Shareholders, the Company issued to the Founding Shareholders 10-year warrants to purchase up to 4,050,000 common shares of the Company. The warrants are effective as of June 14, 2007 and will expire on June 14, 2017. The warrants are exercisable at a price per share of $10.00, equal to the price per share paid by investors in the private offering. The warrants may be settled using the physical settlement method. The warrants have been classified as equity instruments, in accordance with Emerging Issues Task Force (“EITF”) 00-19 “Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). The warrants were initially measured at an aggregate fair value of $19,521 which was recorded as an addition to additional paid-in-capital with an offsetting charge to additional paid-in-capital as well. The fair value of the warrants issued was estimated on the date of grant using the Black-Scholes option-pricing model. The volatility assumption used, 34.53%, was derived from the historical volatility of the share price of a range of publicly-traded companies with similar types of business to that of the Company. No allowance was made for any potential illiquidity associated with the private trading of the Company’s shares. The other assumptions in the option pricing model were as follows: risk free interest rate of 5.16%, expected life of 10 years and a dividend yield of 1%.

(c) Dividends Declared — On August 21, 2007, the Company’s Board of Directors approved a quarterly cash dividend of $0.025 per share of common share. The dividend was paid on October 15, 2007 to shareholders of record as of October 1, 2007. The aggregate amount of the dividend paid was $1,489.

On January 7, 2008, the Company’s Board of Directors approved quarterly cash dividends of $0.025 per common share payable to shareholders of record as of January 8, 2008 and April 1, 2008 respectively. The dividends are payable on January 15, 2008 and April 15, 2008.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

10. Commitment and Contingencies

(a) Concentrations of credit risk

As of December 31, 2007 the Company’s assets primarily consisted of investments, cash, loan to related party and reinsurance balances receivable. The Company believes it bears minimal credit risk in its cash on deposit. Although there may be credit risk with respect to its reinsurance balances receivable from AmTrust, the Company believes these premiums will be fully collectible. At December 31, 2007, the Company has multiple investments in U.S. government-sponsored enterprises that are in excess of 10% of shareholders’ equity. U.S. government-sponsored enterprises do not have the full and complete support of the U.S. government and, therefore, the Company faces credit risk in respect of these holdings.

(b) Employment agreements

The Company has entered into employment agreements with certain individuals. The employment agreements provide for option awards, executive benefits and severance payments under certain circumstances.

(c) Operating leases

We have executed a lease for facilities in Bermuda requiring a monthly payment of $12. The initial term of this lease expires on July 31, 2009 with an option to extend the term of the lease for an additional year at the then market rate rent.

We have also made an arrangement in December 2007 to lease further space in Bermuda commencing January 1, 2008 requiring a monthly payment of $18 (but we have not yet executed a related lease agreement). The initial term of this agreement expires on December 31, 2010 with two options of three years each at the then market rent. We believe that these facilities are sufficient for our current purposes.

Future minimum lease payments as of December 31, 2007 under non-cancellable operating leases for each of the next five years are approximately as follows:

December 31, 2007
2008	$360
2009	300
2010	216
2011	—
2012 and thereafter	—
$876

We executed two further leases in Bermuda in January 2008. Together these leases require monthly payments of $11. These leases expire on January 31, 2009, with no option to renew.

(d) Loans and Other Collateral

In order to provide AmTrust’s U.S. insurance subsidiaries with credit for reinsurance on their statutory financial statements, AII, as the direct reinsurer of the AmTrust Ceding Insurers, has established trust accounts (“Trust Accounts”) for their benefit. Maiden Insurance has agreed to provide appropriate collateral to secure its proportional share under the Quota Share Agreement of AII’s obligations to the AmTrust Ceding Insurers to whom AII is required to provide collateral. This collateral may be in the form of (a) assets loaned by Maiden Insurance to AII, for deposit into the Trust Accounts, pursuant to a loan agreement between those parties, (b) assets transferred by Maiden Insurance, for deposit into the Trust Accounts, (c) a letter of credit obtained by Maiden Insurance and delivered to an AmTrust Ceding Insurer on AII’s behalf (a “Letter of Credit”), or (d) premiums withheld by an AmTrust Ceding Insurer at Maiden Insurance’s request in lieu of remitting such premiums to AII (“Withheld Funds”). Maiden Insurance may provide any or a combination of

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

10. Commitment and Contingencies  – (continued)

these forms of collateral, provided that the aggregate value thereof equals Maiden Insurance’s proportionate share of its obligations under the Quota Share Agreement with AII as described below. If collateral is required to be provided to any other AmTrust Ceding Insurers under applicable law or regulatory requirements, Maiden Insurance will provide collateral to the extent required, although Maiden Insurance does not expect that such collateral will be required unless an AmTrust Ceding Insurer is domiciled in the United States.

Maiden Insurance satisfied its collateral requirements under the Quota Share Agreement by lending funds in the amount of $113,542 on December 18, 2007 to AII pursuant to a loan agreement entered into between those parties. The amount of collateral Maiden Insurance is required to maintain, which is determined quarterly, equals its proportionate share of (a) the amount of ceded paid losses for which AII is responsible to such AmTrust Ceding Insurer but has not yet paid, (b) the amount of ceded loss reserves (including ceded reserves for claims reported but not resolved and losses incurred but not reported) for which AII is responsible to such AmTrust Ceding Insurer, and (c) the amount of ceded reserves for unearned premiums ceded by such AmTrust Ceding Insurer to AII. Pursuant to the master agreement, AmTrust has agreed to cause AII not to commingle Maiden Insurance’s assets with AII’s other assets and to cause the AmTrust Ceding Insurers not to commingle Maiden Insurance’s assets with the AmTrust Ceding Insurers’ other assets if an AmTrust Ceding Insurer withdraws those assets. AII has agreed that, if an AmTrust Ceding Insurer returns to AII excess assets withdrawn from a Trust Account, drawn on a Letter of Credit or maintained by such AmTrust Ceding Insurer as Withheld Funds, AII will immediately return to Maiden Insurance its proportionate share of such excess assets. AII has further agreed that if the aggregate fair market value of the amount of Maiden Insurance’s assets held in the Trust Account exceeds Maiden Insurance’s proportionate share of AII’s obligations, or if an AmTrust Ceding Insurer misapplies any such collateral, AII will immediately return to Maiden Insurance an amount equal to such excess or misapplied collateral, less any amounts AII has paid to Maiden Insurance. In addition, if an AmTrust Ceding Insurer withdraws Maiden Insurance’s assets from a Trust Account and maintains those assets on its books as withheld funds, AII has agreed to pay to Maiden Insurance interest at the rate equivalent to the one-month London Interbank Offered Rate (“LIBOR”) plus 90 basis points per annum computed on the basis of a 360-day year on the loan (except to the extent Maiden Insurance’s proportionate share of AII’s obligations to that AmTrust Ceding Insurer exceeds the value of the collateral Maiden Insurance has provided), and net of unpaid fees Maiden Insurance owes to AIIM and its share of fees owed to the trustee of the Trust Accounts.

(e) Deposit Insurance

The Company maintains its cash balances at financial institutions in both the United States and Bermuda. In the United States, the Federal Deposit Insurance Corporation secures accounts up to $100 at these institutions. Bermuda laws do not give similar protection to Bermuda depositors or checking account users or savers. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

11. Related Party Transactions

The Founding Shareholders of Maiden, Michael Karfunkel, George Karfunkel and Barry Zyskind, are also the principal shareholders, and, respectively, the Chairman of the Board of Directors, a Director, and the Chief Executive Officer and Director of AmTrust. The following describes transactions between the Company and AmTrust.

Quota Share Agreement

Effective July 1, 2007, the Company and AmTrust entered into a master agreement, as amended, by which they caused AII and Maiden Insurance to enter into the Quota Share Agreement by which (a) AII retrocedes to Maiden Insurance an amount equal to 40% of the premium written by the AmTrust Ceding Insurers, net of the cost of unaffiliated inuring reinsurance (and in the case of AmTrust’s U.K. insurance

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

11. Related Party Transactions  – (continued)

subsidiary, IGI Insurance Company Limited (“IGI”), net of commissions) and 40% of losses and (b) AII transferred to Maiden Insurance 40% of the AmTrust Ceding Insurers’ unearned premium reserves, effective as of July 1, 2007, with respect to current lines of business, excluding risks for which the AmTrust Ceding Insurers’ net retention exceeds $5,000 (“Covered Business”). AmTrust also has agreed to cause AII, subject to regulatory requirements, to reinsure any insurance company which writes Covered Business in which AmTrust acquires a majority interest to the extent required to enable AII to cede to Maiden Insurance 40% of the premiums and losses related to such Covered Business. The Agreement further provides that AII receives a ceding commission of 31% of ceded written premiums. The Quota Share Agreement has an initial term of three years and will automatically renew for successive three year terms thereafter, unless either AII or Maiden Insurance notifies the other of its election not to renew not less than nine months prior to the end of any such three year term. In addition, either party is entitled to terminate on thirty days’ notice or less upon the occurrence of certain early termination events, which include a default in payment, insolvency, change in control of AII or Maiden Insurance, run-off, or a reduction of 50% or more of the shareholders’ equity of Maiden Insurance or the combined shareholders’ equity of AII and the AmTrust Ceding Insurers. The Company recorded approximately $34,148 of ceding commission expense for the period from May 31, 2007 to December 31, 2007 as a result of this transaction.

The following is the effect on the Company’s balance sheet as of December 31, 2007 and the results of operations for the period ended December 31, 2007 related to the Quota Share Agreement with AmTrust:

December 31, 2007
Assets and liabilities:
Loss and loss adjustment expense reserves	$38,485
Reinsurance balances receivable, net	27,891
Loan to related party	113,542
Accrued interest on loan to related party	240
Deferred commission cost	42,501
Unearned premiums	137,099

Period from May 31, 2007 to December 31, 2007
Results of operations:
Net premium written – assumed	$247,253
Change in unearned premium – assumed	(137,099)
Net earned premium – assumed	110,154
Ceding commission on premium written	(76,648)
Ceding commission – deferred	42,500
Ceding commission expensed	(34,148)
Loss and loss adjustment expense	64,993

The Quota Share Agreement requires that Maiden Insurance provide to AII sufficient collateral to secure its proportional share of AII’s obligations to the U.S. AmTrust Ceding Insurers. The amount of the loan was $113,542 and the accrued interest was $240. AII is required to return to Maiden Insurance any assets of Maiden Insurance in excess of the amount required to secure its proportional share of AII’s collateral requirements, subject to certain deductions.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

11. Related Party Transactions  – (continued)

Reinsurance Brokerage Agreement

Effective July 1, 2007, the Company entered into a reinsurance brokerage agreement with AII Reinsurance Broker Ltd., a subsidiary of AmTrust. Pursuant to the brokerage agreement, AII Reinsurance Broker Ltd. provides brokerage services relating to the Quota Share Agreement for a fee equal to 1.25% of the premium reinsured from AII. The brokerage fee is payable in consideration of AII Reinsurance Broker Ltd.’s brokerage services. AII Reinsurance Broker Ltd. is not our exclusive broker. AII Reinsurance Broker Ltd. may, if mutually agreed, also produce reinsurance for us from other ceding companies, and in such cases we will negotiate a mutually acceptable commission rate. The Company recorded approximately $1,376 of reinsurance brokerage expense for the period from May 31, 2007 to December 31, 2007 and deferred reinsurance brokerage of $1,714 as at December 31, 2007 as a result of this transaction.

Asset Management Agreement

Effective July 1, 2007 the Company entered into an asset management agreement with AII Insurance Management Limited (“AIIM”), an AmTrust subsidiary, pursuant to which AIIM has agreed to provide investment management services to Maiden Insurance. Pursuant to the asset management agreement, AIIM provides investment management services for an annual fee equal to 0.35% of average invested assets plus all costs incurred. The Company recorded approximately $911 of investment management fees for the period from May 31, 2007 to December 31, 2007 as a result of this transaction.

12. Taxation

Under current Bermuda law, the Company and its subsidiary, Maiden Insurance, have received an undertaking from the Bermuda government exempting them from all local income, withholding and capital gains taxes until March 28, 2016. At the present time, no such taxes are levied in Bermuda. The Company and its subsidiary believe that they operate in a manner such that they will not be considered to be engaged in a trade or business in the United States. Accordingly, the Company and its subsidiary have not recorded any provision for U.S. taxation.

13. Statutory Financial Information and Accounting Policies

Maiden Insurance is registered as a Class 3 reinsurer under The Insurance Act 1978 (Bermuda), amendments thereto and related regulations (the “Insurance Act”). Under the Insurance Act, Maiden Insurance is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Insurance Act also requires Maiden Insurance to maintain a minimum share capital of $120. To satisfy these requirements, Maiden Insurance was required to maintain a minimum level of statutory capital and surplus of $37,403 at December 31, 2007. Maiden Insurance was also required to maintain a minimum liquidity ratio. All requirements were met by Maiden Insurance throughout the period. The statutory assets were approximately $645,518 and statutory capital and surplus was approximately $467,887, as of December 31, 2007.

Maiden Insurance is subject to statutory and regulatory restrictions which limit the amount of cash dividends or distributions that may be paid if such payment will reduce its statutory capital and surplus below the required minimum. As of December 31, 2007 there were no restrictions.

For Bermuda registered insurance companies, there are some differences between financial statements prepared in accordance with U.S. GAAP and those prepared on a statutory basis. Certain assets are non-admitted under Bermuda regulations and so deferred commission and other acquisition costs have been fully expensed to income and prepaid expenses and fixed assets removed from the statutory balance sheet.

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

14. Segments

The Company currently operates one business segment, Reinsurance. The Company evaluates segment performance based on segment profit, which excludes investment income, realized gains and losses, general corporate expenses, interest expenses, income taxes and any other non-core business income or expenses. The following tables summarize business segments as follows:

	Reinsurance	Corporate and Other	Total
Period from May 31, 2007 to December 31, 2007
Revenues
Net premium written	$247,353	$—	$247,353
Earned premium	110,187	—	110,187
Investment income and other revenues	—	15,403	15,403
Total revenues	110,187	15,403	125,590
Expenses
Loss and loss adjustment expenses	65,017	—	65,017
Commission and other acquisition expenses	35,525	—	35,525
Other expenses	235	2,726	2,961
Total expenses	100,777	2,726	$103,503
Income	$9,410	$12,677	22,087

	Reinsurance	Corporate and Other	Total
As of December 31, 2007
Reinsurance balances receivable	$27,990	$—	$27,990
Deferred commission and other acquisition costs	44,215	—	44,215
Loan to related party	113,542	—	113,542
Corporate and other assets		529,861	529,861
Total assets	185,747	529,861	715,608

The following tables set forth financial information relating to gross and net premiums written and earned by major line of business and geographic region for the period from May 31, 2007 to December 31, 2007:

Reinsurance Segment	Total	% of Total
Gross and net premiums written
AmTrust Quota Share
Workers Compensation	$109,227	44.16
Specialty Middle Market Property & Casualty	36,941	14.93
Specialty Risk and Extended Warranty	101,085	40.87
Total AmTrust Quota Share	247,253	99.96
Other Reinsurance	100	0.04
	247,353	100.00

MAIDEN HOLDINGS, LTD.

NOTES TO FINANCIAL STATEMENTS
(in thousands (000’s), except per share data)

14. Segments  – (continued)

Reinsurance Segment	Total	% of Total
Gross and net premiums earned
AmTrust Quota Share
Workers Compensation	$59,965	54.42
Specialty Middle Market Property & Casualty	16,602	15.07
Specialty Risk and Extended Warranty	33,587	30.48
Total AmTrust Quota Share	110,154	99.97
Other Reinsurance	33	0.03
	110,187	100.00

Total
Gross and net premiums written – North America	$183,378
Gross and net premiums written – Other (predominantly in Europe)	63,975
Gross and net premiums earned – North America	89,389
Gross and net premiums earned – Other (predominantly in Europe)	20,798

GLOSSARY OF SELECTED REINSURANCE, INSURANCE
AND INVESTMENT TERMS

Acquisition expense:
The aggregate of policy acquisition costs attributable to underwriting operations, including ceding and direct commissions as well as premium taxes, excise taxes and assessments, if applicable.
Broker:
One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity:
The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk.
Case reserves:
Loss reserves established with respect to specific, individual reported claims.
Casualty insurance:
Insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying insured resulting therefrom.
Catastrophe; Catastrophic:
A severe loss or disaster, typically involving multiple claimants. Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.
Catastrophe loss:
Loss and directly identified loss adjustment expense from catastrophes.
Cede; Cedent; Ceding company:
When a party reinsures its liability with another, it transfers or “cedes” business (premiums or losses) and is referred to as the “cedent” or “ceding company.”
Ceding commission:
A fee based upon the ceding company’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense), which also may include a profit factor.
Claim:
Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.
Combined ratio:
The sum of the loss ratio and the expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income. A combined ratio can be stated on a gross basis (before the effects of reinsurance) or a net basis (after the effects of reinsurance).
Deductible:
With respect to an insurance policy, the amount of loss that an insured retains, although the insurer is legally responsible for losses within the deductible and looks to the insured for reimbursement for such losses. This is in contrast to a self-insured retention (SIR), where the insurer is only responsible for claims in excess of the

SIR, regardless of the financial status of the insured. With respect to a reinsurance agreement, an amount of loss that a ceding company retains within a layer of reinsurance and does not cede to the reinsurer.
Excess of loss:
A generic term describing insurance or reinsurance that indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “retention.” Also known as non-proportional insurance or reinsurance. Excess of loss insurance or reinsurance is written in layers. An insurer or reinsurer or group of insurers or reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and will typically be placed with predetermined insurers or reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of an insurer’s or reinsurer’s insolvency.
Exclusions:
Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.
Expense ratio:
The ratio of acquisition expenses, salaries and benefits and other insurance general and administrative expenses to premiums earned. The expense ratio can be stated on a gross basis (before the effects of reinsurance) or a net basis (after the effects of reinsurance, in which expenses may be reduced by the amount (if any) of ceding commissions received on the ceded business).
Exposure:
The possibility of loss. It is also a unit of measure of the amount of risk a company assumes.
Extended Warranty:
A contract or agreement to repair or replace or to provide indemnification for the repair or replacement of a product or specified parts due to mechanical failure. An extended warranty, which may be offered by the manufacturer, retailer or other warranty provider for consideration which is separate from or in addition to the purchase price of the product, provides coverage for a specific period of time upon expiration of or for parts which are not covered by the manufacturer’s warranty, if any, which is included in the purchase price of the product.
Facultative Reinsurance:
The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.
Frequency:
The number of claims occurring during a given coverage period. This is sometimes quoted as number of claims per unit of exposure.
Generally accepted accounting principles (“GAAP”):
Generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board. GAAP is the method of accounting to be used by Maiden Holdings for reporting to shareholders.
Gross premiums written:
Total premiums for insurance or reinsurance written during a given period.

Incurred but not reported (“IBNR”):
Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.
Layer:
The interval between the retention or attachment point and the maximum limit of indemnity for which an insurer or reinsurer is responsible.
Loss ratio:
The ratio of losses and loss adjustment expense to premiums earned. The loss ratio can be stated on a gross basis (before the effects of reinsurance) or a net basis (after the effects of reinsurance).
Loss reserves:
Reserves established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay with respect to insurance or reinsurance it has written.
Losses and loss adjustment expense:
The expense of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.
Losses incurred:
The total losses sustained by an insurer or reinsurer under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.
Managing general agent:
An insurance intermediary that aggregates business from retail and general agents and manages business on behalf of insurance companies, including functions such as risk selection and underwriting, premium collection, policy form design and client service.
Net premiums earned:
The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.
Net premiums written:
Gross premiums written for a given period less premiums ceded to reinsurers during such period.
Premiums:
The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.
Program:
Refers to an aggregation of narrowly defined classes of insurance business with some element of similarity that are underwritten on an individual policy basis by managing general agents on behalf of insurance companies.
Property insurance:
Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.
Quota share reinsurance:
A type of reinsurance (also called proportional reinsurance) under which the insurer cedes a fixed or variable percentage of liabilities, premiums and losses for each policy covered on a pro rata basis. In quota share reinsurance, the reinsurer generally pays the ceding company a ceding commission.

Rates:
Amounts charged per unit of insurance and reinsurance (also sometimes shown per unit of exposure).
Reinsurance:
An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.
Reinsurance agreement:
A contract specifying the terms of a reinsurance transaction (also known as a reinsurance certificate).
Reported losses:
Claims or potential claims that have been identified to a reinsurer by a ceding company or to an insurer by an insured.
Reserves:
Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay with respect to insurance or reinsurance it has written. Reserves are established for losses, for loss expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual reported claims, and “IBNR reserves.” For reinsurers, loss expense reserves are generally not significant because substantially all of the loss expenses associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses. Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss reserves.”
Retention:
The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the policy or program, if any, that do not fall within any applicable deductible are paid by the reinsurer. In proportional agreements, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.Retention may also mean that portion of the loss retained by the insured or policyholder. Most insureds do not purchase insurance to cover their entire exposure. Rather, they elect to take a deductible or self-insured retention, a portion of the risk that they will cover themselves.
Retrocede; Retrocedent:
When a reinsurer places business with another reinsurer, it “retrocedes” business and is referred to as the “retrocedent”.
Retrocessionaire:
A reinsurer which reinsures business retroceded to it by a retrocedent.

Specialty lines:
Lines of insurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.
Statutory accounting principles (“SAP”):
The rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the National Association of Insurance Commissioners for recording transactions and preparing financial statements, which in general reflect a liquidating, rather than going concern, concept of accounting.
Treaty reinsurance; Reinsurance treaties:
The reinsurance of a specified type or category of risks defined in a reinsurance agreement between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer, and the reinsurer is obligated to accept, a specified portion of all of the specified type or category of risks originally written by the primary insurer or reinsured. Treaty reinsurance can be contrasted with facultative reinsurance, in which the reinsurance of each policy is separately negotiated.
Underwriter:
An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
Underwriting:
The insurer’s or reinsurer’s process of reviewing applications for coverage, and the decision whether to accept all or part of the exposure and determination of the applicable premiums; also refers to the acceptance of that coverage.
Workers’ compensation:
A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.